Form 10-K405, Exhibit 13
period 1996-12-31
FEATHERLITE MFG INC
filed 1997-03-28
CIK 928064

Exhibit 13

                           Growing Through Diversity

                   Featherlite Mfg., Inc. 1996 Annual Report

Registrar and Stock Transfer Agent
Firstar Trust Company
Milwaukee, WI

Independent Auditors
McGladrey & Pullen, LLP
Rochester, MN

General Counsel
Fredrikson & Byron, P.A.
Minneapolis, MN

Annual Meeting

The Featherlite, Mfg., Inc. annual meeting will take place on May 7, 1997 at Corporate Headquarters at 7 p.m. Plant tours at 4 p.m.

Availability of l0-K

A copy of the Company's 1996 Annual Report on Form l0-K filed with the Securities and Exchange Commission will be made available to interested shareholders without charge upon written request to the Company or by calling Investor Relations at (319) 547-6000 or fax (319) 547-6099.

Stock Market Information

Nasdaq Stock Market: FTHR

As of February 15, 1997, there were approximately 264 shareholders of record.

SELECTED FINANCIAL INFORMATION
(In thousands, except per share and stock price data)


FIVE YEARS ENDED DECEMBER 31,                       1996             1995              1994             1993              1992

Statement of Income Data:
     Net sales                                   $99,329          $69,159           $60,172          $39,763           $29,383
     Cost of goods sold                           84,643           58,673            47,521           31,269            23,260
                                                ------------------------------------------------------------------------------
     Gross profit                                 14,686           10,486            12,651            8,494             6,123
     Selling and administrative expenses          12,492            9,993             8,075            6,308             5,149
                                                ------------------------------------------------------------------------------
     Operating income                              2,194              493             4,576            2,186               974
     Interest expense                             (1,450)            (799)             (667)            (550)             (450)
     Other income, net                               660            1,478               344              480               270
                                                ------------------------------------------------------------------------------
     Income before taxes                           1,404            1,172             4,253            2,116               794
     Provision for Income taxes                      562              471               392               --                --
                                                ------------------------------------------------------------------------------
     Net income                                  $   842           $  701           $ 3,861          $ 2,116            $  794
                                                ------------------------------------------------------------------------------
Pro Forma Statement of Income Data
     Net income, as reported                     $    --           $   --           $ 3,861          $ 2,116            $  794
     Pro forma provision for taxes                    --               --             1,152              811               339
                                                ------------------------------------------------------------------------------
     Pro forma net income                        $    --           $   --           $ 2,709          $ 1,305            $  455
                                                ==============================================================================
     Net income per share                        $  0.13           $ 0.12           $  0.60          $  0.33            $ 0.11
                                                ==============================================================================
Cash Distributions for taxes*                    $    --           $  305           $ 1,795          $   746            $  146
                                                ==============================================================================
Weighted average number of
     common shares outstanding (000's)             6,106            5,955             4,509            4,000             4,000
                                                ==============================================================================

Balance Sheet Data (End of Period)                  1996             1995              1994             1993              1992

Working capital                                  $15,128          $15,360           $ 9,516           $  782           $ 1,794
Total assets                                      53,534           46,084            33,258           19,098            13,586
Total long-term debt,
     net current maturities                       13,356           15,194             5,282            4,230             3,559
Total shareholders' investment                    20,595           17,953            17,252            4,517             3,615



Quarterly Financial Data (Unaudited)

                                              Operating                   Net Income
                                    Gross      Income     Net Income       (Loss)              Common Stock Price
                     Net Sales      Profit     (Loss)       (Loss)        Per Share          High               Low
1996
First Quarter         $19,976       $3,018    $  302        $ 51            $0.01           $ 6.00             $4.63
Second Quarter         21,169        2,704        85          14              --              6.38             $4.75
Third Quarter          28,384        3,938       690         206             0.03             6.88             $5.13
Fourth Quarter         29,800        5,026     1,117         571             0.09             6.25             $4.75

1995
First Quarter         $18,214       $3,279    $  970        $912            $0.15           $11.38             $9.00
Second Quarter         17,396        2,563       224         496             0.08           $ 9.88             $7.38
Third Quarter          16,164        2,180      (381)       (332)           (0.05)          $ 8.13             $5.50
Fourth Quarter         17,385        2,464      (320)       (375)           (0.06)          $ 6.25             $4.19


The Company's common stock trades on the Nasdaq National Market Stock tier of The NASDAQ Stock Market under the symbol "FTHR".

*Represent only distribution for estimated shareholders' federal and state income tax liabilities from Company's status as S corporation prior to initial public stock offering. No other dividends were paid. The Company is restricted from paying dividends. See Liquidity & Capital Resources in MD&A for a discussion of these restrictions.

Management's Discussion and Analysis

     The following discussion pertains to the Company's results of operations and financial condition for the years ended December 31, 1996, 1995 and 1994.

Results of Operations

Net Sales

     Featherlite Mfg., Inc. achieved a 43.6% increase in net sales to $99.3 million for the year ended December 31, 1996 following an increase of 15% to $69.2 million in 1995 from $60.2 million in 1994. These gains were the result of strong growth in all product lines in 1996 and 1995 as well as acquisitions in both years. In 1996, the Company acquired the assets of Vantare International, Inc., a converter of luxury motorcoaches and in 1995, the assets of Diamond D Trailer Manufacturing, Inc. which manufactures steel trailers.

Gross Profit

     Significant sales expansion combined with lower aluminum costs caused gross profit to increase to $14.7 million in 1996 from $10.5 million in 1995 and $12.6 million in 1994. As a percentage of sales, gross profit margin was 14.8% in 1996 compared to 15.2% in 1995 and 21.0% in 1994. Following is a summary of components of the change in the gross profit margin percentage, by year, for the years 1994 through 1996:

                                                          1996

                                                 With
                                                Motor            Trailers
                                              coaches              Only
Aluminum                                         7.2%              4.9%
Other Materials                                 (9.0)             (3.8)
Labor and overhead                               1.4              (0.9)
                                                -----------------------
Gross Margin Inc(dec)                           (0.4%)            (0.2%)
                                                -----------------------

                                                 1995              1994

Aluminum                                        (2.1)%            (1.6)%
Other Materials                                 (1.2)               .3
Labor and overhead                              (2.5)               .9
                                                -----------------------
Gross Margin Inc(dec)                           (5.8)%            (0.4%)
                                                -----------------------


     The gross margin decrease in 1996 relates primarily to the increased cost of luxury motorcoaches which offset the effect of aluminum cost decreases during the year. If motorcoaches are excluded, the gross profit margin for 1996 is comparable to 1995. Other materials related to trailers increased due to greater sales of utility trailers, steel horse and livestock trailers and other trailers which have a higher percentage of non-aluminum materials. In 1995 the gross margin was lower than 1994 due to the increased cost of aluminum and other materials as well as labor and overhead cost increases.

     Aluminum is a commodity which is traded daily on commodity markets and fluctuates in price. The average Midwest delivered market cash price per pound for ingot aluminum during the three years ended December 31, 1996, as reported to the Company by its suppliers, was $.72 in 1996, $.86 in 1995 and $.72 in 1994. The Company's cost of aluminum varies from these market prices due to vendor processing charges, timing of purchases, contractual commitments with suppliers for specific prices and other factors. Its average cost of aluminum, which peaked in the third and fourth quarters of 1995, was approximately 6% less in 1996 than in 1995 and 20% greater than in 1994.

Selling, Administration and Other

     The significant sales growth, coupled with expense control also reduced selling and administrative costs as a percent of sales. Selling and administrative expenses decreased as a percentage of sales to 12.6% in 1996 compared with 14.5% in 1995 and 13.4% in 1994. These costs increased by $2.4 million to $12.4 million in 1996 from $10.0 million in 1995 and $8.1 million in 1994. This increase in 1996 mainly reflects sales and other personnel added throughout 1995 and 1994 to improve product exposure and to build a larger sales organization to support a higher sales volume and expanded dealer network. The acquisition of Vantare increased selling and administrative expenses by $692,000 in 1996.

     Interest expense increased in 1996 by $650,000 to $1.5 million from $799,000 in 1995 and $667,000 in 1994 as the result of increased levels of borrowings for working capital and aircraft in 1996 and 1995. Borrowings against the line of credit were reduced in the first half of 1995 as a portion of the proceeds from the initial public offering were available to finance 1995 working capital increase. Other income decreased by $853,000 in 1996 over 1995, substantially due to the non- recurrence in 1996 of a $750,000 development grant received in 1995 for working capital and operating costs related to the facilities expansion, and additional sales of aircraft in 1995 which realized gains of $525,000. Other income in 1996 also includes a litigation settlement in the amount of approximately $245,000.

Provision for income taxes

     The provision for income taxes reflects an effective federal and state income tax rate of 40% in 1996 and 1995. In 1994, a pro forma provision for taxes was calculated using an effective rate of 36% as the Company was an S corporation for federal and state income tax purposes until its S election terminated in connection with a public offering of common stock in September, 1994.

Segment information

     The following discussion pertains to information on the Company's principal business segments as set forth in Note 11 to the financial statements for the years ended December 31, 1996, 1995 and 1994.

Trailer Segment
                                1996             1995              1994
Net sales
 (000's)                     $80,689          $65,176           $56,835
Segment
 income
 (000's)                       5,085            2,764             6,395
Segment
 income
 percent                         6.3%             4.2%             11.3%


     Net trailer sales increased by 23.8% in 1996 and 14.6% in 1995. The 1996 increase includes a 20% increase in the sales of Featherlite and Econolite trailers plus the added sales of Diamond D trailers (which was acquired in the 4th quarter of 1995). On a product line basis, there were significant gains in 1996 over 1995 in sales of horse and livestock trailers, which are each up more than 20%, and increased sales of snowmobile and other recreational/utility trailers, which are each up over 60% in 1996. Car trailer and race car transporter sales were up about 10% compared to last year. Commercial trailers were up by only 15% reflecting the expansion of drop frame moving and specialty van sales offset by the discontinuation of flatbed and drop deck semi-trailers during 1996. The sales increase in 1995 compared to 1994 included gains in sales in all product lines except sales of livestock trailers and commercial/semi-trailers which were down slightly. Other factors contributing to the trailer sales growth in 1995 and 1996 included: the introduction of new trailer models in existing product lines, the introduction of new product lines and the expanded use of specialty trailers in activities related to hobbies and entertainment of end user customers. A portion of the sales increase in 1996 and 1995 was the result of price increases ranging from 2-5% introduced in those years.

     Segment income increased in 1996 primarily due to higher sales volume, improved margins resulting from reduced aluminum costs and reduced marketing expenses. These improvements were partially offset by increases in other materials, and labor and overhead costs. In 1995 segment income decreased primarily due to increased aluminum and other material costs, as well as increased labor and overhead costs which were higher than 1994 due to increased average labor rates and greater overhead costs related to expanded plant capacity. Sales and marketing expenses also increased in 1995. Sales and marketing expenses related to this segment were 5.7% in 1996, 6.9% in 1995 and 6.0% in 1994.

Motorcoach segment

                                                 1996

Net sales (000's)                             $14,785
Segment income (000's)                            932
Segment income percent                            6.3%

     The Company began developing and manufacturing luxury motorcoaches in 1995 and it acquired the assets of Vantare International, Inc., a luxury motorcoach converter, as of July 1, 1996. Net sales for 1996 include sales of used trade-ins in the amount of $5.2 million, which have a lower margin than new unit sales. Marketing and administrative expenses related to this segment were approximately 5.7% of segment income, including amortization of intangibles related to the acquisition of approximately $82,000 in 1996.

Looking Forward

     The statements made in this annual report which are forward looking in time involve risks and uncertainties discussed here and in the Company's Form 10K and other filings with the SEC, including but not limited to: product demand and acceptance of new products in each segment of the Company's markets, fluctuations in the price of aluminum, competition, facilities utilization and aircraft purchases and sales.

     Sales are expected to continue to remain strong in 1997 in all product groups. The Vantare acquisition in 1996 will add significant luxury motorcoach sales volume as they expect to sell 42 new motorcoaches in 1997. Increases in livestock trailer sales are expected to continue as cattle prices have improved. Significant additional sales are expected from the sale of private label snowmobile trailers to Polaris dealers. Continued growth is expected in drop frame delivery and moving van sales which the Company introduced in late 1995.
These sales are expected to substantially replace sales of semi-flat bed trailers which the Company has discontinued due to lower profit margins. These expectations may not be met if there are changes in the general economy or in the market for particular types of trailers or motorcoaches. Price increases ranging from 2 to 5% announced in midyear 1996 will be effective for all new orders received in 1997. The total sales order backlog at December 31, 1996 was approximately $28 million, including $16 million in Vantare orders, compared with $7.2 million at December 31, 1995. All of this backlog will be delivered in 1997.

     Continued decreases in the average cost of aluminum, which are expected to be approximately 10% less than the 1996 average cost, will have a positive impact on gross margins. The Company has obtained commitments from suppliers to provide, at an agreed upon fixed price, substantial portions of its total aluminum requirements for much of 1997. However, the overall gross margin percentage may not improve significantly as future Vantare sales may include a significant amount of used coach sales which have a low gross margin and will hold down improvement in the Company's overall gross margin percent. However, the effect of this on overall operating income should be partially reduced by lower than average sales and administration costs related to the Vantare operation.

     There is a risk to future operating results related to losing a major supplier of aluminum. This risk is relatively nominal as there are alternate sources of supply. It may take a little longer to replace an extruded aluminum supplier due to the fact that dies are required and would have to be made. The Company routinely tries to keep at least two suppliers of each shape so it has a backup supplier, if necessary. Many of these suppliers have multiple plants that can be used to produce the material the Company requires.

     There is also a risk if the Company were to lose its sole supplier of motorcoach conversion shells, Prevost Car Company, although the Company could purchase certain shells from other manufacturers. The Company does have business interruption insurance to cover all or a portion of the losses it may sustain if Prevost's plant is destroyed by fire or certain other catastrophies.

     Sales and administration expenses are expected to increase at a lower rate than sales growth as much of the organizational growth occurred in 1996 and 1995. Also, the addition of Vantare will not result in a significant increase in sales and administration expense, except for amortization of intangibles as discussed in Note 10 to the financial statements. Interest expense will likely remain higher in 1997 as the average level of debt is expected to be greater in 1997 than 1996. No significant amount of grant income will be realized in 1997.

     The Company has made increased use of leverage and incurred increased interest and related expenses in the three years ended December 31, 1996. Increased debt was incurred in connection with the acquisition of Diamond D (fourth quarter of 1995), financing operations of Vantare (third quarter of 1996) and financing additional working capital. The Company temporarily was out of compliance with certain covenants in its loan agreements in 1996 but is now in compliance and has extended its bank line of credit. Increased leverage and related expenses create a risk to future operating results of the Company.

Liquidity and Capital Resources

     Operating activities used net cash of $214,000 for the year 1996, primarily for investment in working capital. Net income for the year ended December 31, 1996 provided cash of $842,000. This amount was increased by adjustments for depreciation of $1.5 million and reduced by other non-cash items in a net amount of $185,000. Increases in receivables and inventories and other working capital items used cash of $2.3 million, excluding the effect of the Vantare acquisition which increased receivables, inventories and prepaids by $5.8 million and accounts payable and accruals by $6.1 million. These increases in working capital reflect the Company's increased volume of sales and additional increases may be required in the future to support higher sales levels throughout the next year.

     Investing activities in the year ended December 31, 1996 provided cash of $1.6 million, net of $1.5 million used for plant and other improvements. Sales of aircraft provided $2.8 million, which will be reinvested in aircraft in 1997. The Company also made a non-cash acquisition of the assets of Vantare International, Inc. as of July 1, 1996. In connection with this purchase which is described in Note 10 to financial statements, the Company received cash and cash equivalents in the amount of $231,000 and equipment with a fair value of $330,000.

     Financing activities used net cash of $1.9 million after borrowing an additional $6.1 million and repaying $8.2 million of aircraft and other debt. In connection with the purchase of the assets of Vantare International, Inc. the Company issued 300,000 shares of common stock with an approximate value of $1.8 million and assumed debt in the amount of $1.7 million. An additional 100,000 shares of stock may be issued over the next four years if defined levels of net income are achieved by the Vantare operation.

     The Company has a working capital line of credit with its primary lender. This line has a borrowing limit of equal to the lessor of $12 million or a defined percentage of eligible receivables and inventory and an interest rate of prime. The maturity date of this line is July 31, 1998, subject to renewal and extension. The Company is required by the lender to maintain defined levels of working capital, tangible net worth and cash flow and to limit leverage and capital expenditures. Borrowings under the line are secured by substantially all the assets of the Company. There was $9.1 million borrowed against this line as of December 31, 1996.

     The Company also has a wholesale floor plan agreement with a finance company to borrow up to $3.5 million for financing new and used motorcoaches held in inventory. At December 31, 1996, $1.8 million was borrowed against this line.

     The Company believes that its current cash balances, cash flow generated from operations and available borrowing capacity will be sufficient to fund operations and capital requirements for the next year and the foreseeable future.

     As discussed in Note 6 to financial statements, the Company is contingently liable under certain dealer floor plans and retail financing arrangements and has guaranteed certain notes payable to Featherlite Credit Corporation, a related company. These contingent liabilities total approximately $6.1 million at December 31, 1996. Also, the Company is self-insured for a portion of certain health benefit and workers' compensation insurance claims. At December 31, 1996, the Company's maximum annual claim exposure under these programs is approximately $2.2 million. The Company has obtained an irrevocable standby letter of credit in the amount of $1,225,000 in favor of the workers' compensation claim administrator.

     The Company is expanding its production facility in Sanford, Florida. Upon completion, this expansion project will be sold, at its completed cost of approximately $855,000, to the Seminole County Port Authority, the present owner of the facility. The facility will then be leased back to the Company under the terms of a ten year capitalizable lease. During the construction period the Company will provide financing for the construction using funds obtained from a bank. The cost of this financing will be included in the total project cost. The Company has made a commitment to the City of Cresco to construct a hangar facility at a cost of approximately $300,000 as part of an airport expansion project in 1997 or 1998.

     For the foreseeable future, the Company does not plan to pay dividends but instead will follow the policy of reinvesting earnings in order to finance the expansion and development of its business. As discussed in Note 5 to financial statements, the Company is a party to certain loan agreements which prohibit the payment of dividends without the lender's consent.

Featherlite Mfg., Inc.
Consolidated Balance Sheets
December 31, 1996 and 1995


                                                                                             1996                      1995
ASSETS

CURRENT ASSETS:
     Cash                                                                              $  256,128                $  810,708
     Trade accounts receivable                                                          6,782,898                 5,501,045
     Refundable income taxes                                                                   --                   466,411
     Inventories                                                                       25,235,331                19,461,509
     Prepaid expenses                                                                   1,093,463                   787,657
     Deferred taxes                                                                       481,410                   430,410
                                                                                       ----------                ----------
         Total current assets                                                          33,849,230                27,457,740
                                                                                       ----------                ----------
PROPERTY AND EQUIPMENT:
     Land and improvements                                                              1,111,212                 1,071,100
     Building and improvements                                                          7,300,025                 7,110,754
     Machinery and equipment                                                            9,275,861                 7,932,603
     Accumulated depreciation                                                          (4,914,212)               (3,780,835)
                                                                                       ----------                ----------
         Net property and equipment                                                    12,772,886                12,333,622
                                                                                       ----------                ----------
GOODWILL AND OTHER ASSETS                                                               6,911,416                 6,292,854
                                                                                       ----------                ----------
                                                                                      $53,533,532               $46,084,216
                                                                                       ==========                ==========
LIABILITIES AND SHAREHOLDERS' INVESTMENT

CURRENT LIABILITIES:
     Current maturities of long-term debt                                             $ 1,145,465               $ 1,094,769
     Other notes payable                                                                2,254,641                   656,571
     Trade accounts payable                                                             9,776,106                 8,418,101
     Accrued liabilities                                                                3,110,187                 1,811,954
     Customer deposits                                                                  2,157,412                   116,395
     Income taxes payable                                                                 240,298                        --
                                                                                       ----------                ----------
         Total current liabilities                                                     18,684,109                12,097,790
                                                                                       ----------                ----------
LONG-TERM DEBT:
     Bank line of credit                                                                9,100,000                 7,600,000
     Other debt, net of current maturities                                              4,245,592                 7,594,173
                                                                                       ----------                ----------
         Total long term debt                                                          13,345,592                15,194,173
                                                                                       ----------                ----------
DEFERRED GRANT INCOME                                                                     310,170                   383,362
DEFERRED INCOME TAXES                                                                     598,743                   455,743
CONTINGENCIES AND COMMITMENTS (Note 6)                                                 ----------                ----------
SHAREHOLDERS' INVESTMENT
     Common stock                                                                      14,220,355                12,420,355
     Additional paid-in capital                                                         4,061,500                 4,061,500
     Retained earnings                                                                  2,313,063                 1,471,293
                                                                                       ----------                ----------
         Total shareholders' investment                                                20,594,918                17,953,148
                                                                                       ----------                ----------

                                                                                      $53,533,532               $46,084,216
                                                                                       ==========                ==========

See Notes to Consolidated Financial Statements.

Featherlite Mfg., Inc.
Consolidated Statements of Operations
For the years ended December 31, 1996, 1995 and 1994

                                                                      1996                  1995                  1994
Net sales                                                         $99,328,995           $69,159,149           $60,171,843
Cost of sales                                                      84,642,699            58,672,720            47,521,014
                                                                   ----------            ----------            ----------
     Gross profit                                                  14,686,296            10,486,429            12,650,829
Selling, general and administrative expenses                       12,372,360             9,979,389             8,008,036
Amortization of intangibles                                           119,610                14,462                66,407
                                                                   ----------            ----------            ----------
     Income from operations                                         2,194,326               492,578             4,576,386
                                                                   ----------            ----------            ----------
Other income (expense):
     Interest expense                                              (1,450,265)             (798,530)             (667,212)
     Grant income                                                      73,192               823,192                88,646
     Gain on aircraft and other sales                                  59,648               534,092               128,688
     Other income, net                                                526,869               120,333               126,348
                                                                   ----------            ----------            ----------
         Total other income (expense)                                (790,556)              679,087              (323,530)
                                                                   ----------            ----------            ----------
     Income before taxes                                            1,403,770             1,171,665             4,252,856
     Provision for income taxes                                       562,000               471,000               392,000
                                                                   ----------            ----------            ----------
         Net income                                               $   841,770           $   700,665           $ 3,860,856
                                                                   ==========            ==========            ==========
Pro forma data
     Net income as reported                                       $        --           $        --           $ 3,860,856
     Pro forma provision for income taxes                                  --                    --             1,152,000
                                                                   ----------            ----------            ----------
         Pro forma net income                                     $        --           $        --           $ 2,708,856
                                                                   ==========            ==========            ==========
Net income per share (Pro forma in 1994)                          $      0.13           $      0.12           $      0.60
                                                                   ==========            ==========            ==========
Weighted average number of common
     shares outstanding                                             6,106,072             5,955,000             4,508,836
                                                                   ==========            ==========            ==========


Consolidated Statements of Shareholders' Investment
For the years ended December 31, 1996, 1995 and 1994

                                                          --Common Stock--
                                                    Outstanding                          Additional              Retained
                                                      Shares            Amount         Paid in Capital           Earnings
Balance December 31, 1993                           4,000,000       $ 2,000,000                                  $2,516,802

     Net income for the period                                                                                    3,860,856
     Distributions for shareholders' taxes                                                                       (1,545,530)
     Sale of common stock, net                      1,955,000        10,420,355
     Reclassify undistributed previously
         taxed S corporation earnings                                                    4,061,500               (4,061,500)
                                                    ---------        ----------          ---------                ---------
Balance December 31, 1994                           5,955,000       $12,420,355         $4,061,500               $  770,628

     Net income for the period                                                                                      700,665
                                                    ---------        ----------          ----------               ---------
Balance December 31, 1995                           5,955,000       $12,420,355         $4,061,500               $1,471,293

     Net income for the period                                                                                      841,770
     Issue of common stock                            300,000         1,800,000
                                                    ---------        ----------          ----------               ---------
Balance December 31, 1996                           6,255,000       $14,220,355         $4,061,500               $2,313,063
                                                    =========        ==========          =========                =========


See Notes to Consolidated Financial Statements.


Featherlite Mfg., Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 1996, 1995 and 1994
                                                                             1996                 1995                   1994
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES:
     Net income                                                         $  841,770           $  700,665              $3,860,856
     Adjustments to reconcile net income to net cash
         from (used for) operating activities
         Depreciation and amortization                                   1,454,271            1,244,495                 925,739
         Trailers exchanged for advertising and related amortization      (143,953)              98,546                  38,487
         Grant income                                                      (73,192)            (823,192)                (88,646)
         Deferred taxes                                                     92,000              190,333                (165,000)
         (Gain) on sales of aircraft and other property                    (59,648)            (534,092)               (128,688)
         Changes in current operating items, net of effect of
           business acquisitions
            Trade accounts receivable                                   (1,150,027)          (1,657,627)               (920,605)
            Refundable income taxes                                        466,411             (466,411)                     --
            Inventories                                                   (285,297)          (6,763,671)             (5,009,675)
            Prepaid expense                                               (147,755)            (127,543)                 92,381
            Trade accounts payable                                      (1,999,439)           1,895,513               2,684,551
            Accrued liabilities                                          1,305,557              149,222                 889,945
            Customer deposits                                             (755,080)            (199,866)                (35,948)
            Income taxes payable                                           240,298                   --                      --
                                                                         ---------            ---------               ---------
     Net cash from (used for) operations                                  (214,084)          (6,293,628)              2,143,397
                                                                         ---------            ---------               ---------
CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:
     Acquisition of business                                               231,365           (2,005,708)                     --
     Purchases of property and equipment                                (1,542,899)          (2,941,669)             (3,811,728)
     Proceeds from sale of equipment                                        78,868              123,087                 159,347
     Purchase of airplanes for resale                                           --           (5,513,773)             (2,975,500)
     Proceeds from sale of airplanes                                     2,788,500            4,225,000               1,240,000
                                                                         ---------            ---------               ---------
     Net cash (used for) investing activities                            1,555,834           (6,113,063)             (5,387,881)
                                                                         ---------            ---------               ---------
CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES
     Distribution for shareholder taxes                                         --             (305,000)             (1,795,051)
     Short-term debt increase (decrease)                                   140,313              523,627              (2,198,962)
     Proceeds from long-term debt and grants                             6,106,387           16,412,183               4,844,227
     Repayment of long-term debt                                        (8,143,030)          (6,212,223)             (4,289,779)
     Net proceeds from issuance of common stock                                 --                   --              10,420,355
     Checks issued not yet presented increase (decrease)                        --                   --                (937,494)
                                                                         ---------            ---------              ----------
         Net cash from (used for) financing activities                  (1,896,330)          10,418,587               6,043,296
                                                                         ---------           ----------               ---------
         Net cash increase (decrease) for period                          (554,580)          (1,988,104)              2,798,812
Cash, beginning of the period                                              810,708            2,798,812                      --
                                                                         ---------            ---------               ---------
Cash, end of the period                                                 $  256,128           $  810,708              $2,798,812
                                                                         =========            =========               =========

Featherlite Mfg., Inc.
Notes To Consolidated Financial Statements

Note 1. Nature of Business

     Featherlite Mfg., Inc. (the Company) is engaged in the manufacturing of various types of specialty trailers and luxury motorcoaches as well as related parts and accessories. The trailers are primarily sold at wholesale to authorized dealers throughout the United States and Canada. Dealer terms and conditions for business are defined by standard agreements with each authorized dealer. The luxury motorcoaches are sold directly by the Company to end user customers. The Company is also involved in the purchase and resale of commercial type aircraft used for business purposes.

Note 2. Summary of Significant Accounting Policies

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Featherlite Aviation Company. All material intercompany accounts and transactions are eliminated in consolidation.

     Fair Values of Financial Instruments: The carrying values of cash, accounts receivable and payable, short-term debt and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The carrying amount of long term debt, including current maturities, approximates the fair value of long-term debt because the related interest rates either fluctuate with the lending bank's current prime rate or approximate current interest rates for debt of a similar nature and maturity.

     Financial Statement Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Cash: At December 31, 1996 and 1995, the Company had cash with a financial institution in excess of the Federal Deposit Insurance Corporation insurance coverage. The Company has performed an evaluation of the relative credit standing of this financial institution and believes it has limited its credit exposure accordingly.

     Inventories. Inventories are stated at lower of first-in, first-out (FIFO) cost or market and include materials, labor and overhead costs. Inventories were as follows:

                                 1996                      1995

Raw Materials              $ 8,053,000               $ 6,886,000
Work in Progress             8,410,000                 3,329,000
Finished Trailers
  & Motorcoaches             8,772,000                 9,247,000
                            ----------                ----------
  Total                    $25,235,000               $19,462,000
                            ==========                ==========

     Aircraft Held for Resale: Aircraft held by the Company for resale are stated at cost. Charges for depreciation are not taken, but the Company periodically evaluates the aircraft's net realizable value and, if necessary, adjusts the carrying value by charges to operations. Gain or loss on the sale of aircraft is included in operations during the period in which the aircraft are sold. Aircraft held by the Company for resale are classified as noncurrent as prior history indicates that the aircraft may not be sold within the next twelve months.

     Property and Equipment: Property and equipment are capitalized at cost, while repair and maintenance items are charged to current operations. Depreciation is provided for financial reporting purposes using straight-line and accelerated methods over estimated useful lives of 31 to 39 years for building and improvements and 5 to 7 years for machinery and equipment.

     Product Warranty: The Company's products are covered by product warranties ranging from one to six years after date of purchase by the consumer. At the time of sale, the Company recognizes estimated warranty cost, based on prior history and expected future claims, by a charge to operations.

     Goodwill and Long-lived Assets: The Company assesses long-lived assets for impairment under FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Under those rules, property and equipment, goodwill associated with assets acquired in a purchase business combination, idle facilities held for sale and any other long-lived assets are included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable.

     Cash Flow Information: Cash payments for interest were $1,461,000, $770,000 and $662,000 for the years ended December 31, 1996, 1995, and 1994, respectively. Cash payments for income taxes were $143,000 in 1996 and $825,000 in 1995. Cash provided by (used for) acquisition of businesses in 1996 and 1995 was as follows:

                                        1996                      1995

Fair Value of Assets
  Acquired                        $ 9,412,000               $ 2,414,000
Liabilities Assumed                (7,843,000)                 (408,000)
Issuance of Common
  Stock                            (1,800,000)                       --
                                    ---------                 ---------
Cash provided (used)               $  231,000               $(2,006,000)
                                    =========                 =========

     Revenue Recognition: The Company recognizes revenue, net of all anticipated discounts, when the title to the trailer or motorcoach passes, normally upon completion of production and issuance of an invoice and the Manufacturer's Statement of Origin.

     Deferred Grant Income: The Company recognizes revenue related to grants received from various governmental units over the life of the assets to which the funding relates or during the period in which the expense occurs for which grants were received. Revenue recognition begins when there is reasonable assurance that all conditions of the grants, principally job creation goals, have been met.

     Income Taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     Net Income Per Common Share: Net income per common share is computed based upon the weighted average number of common shares outstanding during each year. The dilutive effect of the stock options is not material and has not been included in the computation of weighted average earnings per share.

Note 3. Goodwill and Other Assets

Goodwill and Other assets consist of the following:

                                         1996                      1995

Goodwill, net                      $3,536,000                $  220,000
Aircraft held for resale            2,815,000                 5,514,000
Idle Facilities                       522,000                   522,000
Advertising and Other                  39,000                    37,000
                                    ---------                 ---------
     Total                         $6,912,000                $6,293,000
                                    =========                 =========

     Goodwill: As discussed in Note 10, the excess of the total acquisition cost of Vantare International, Inc. and Diamond D Trailer Manufacturing, Inc. over the fair value of the net assets acquired of $3,648,000 is being amortized on a straight-line basis over periods of up to 20 years. Amortization was $108,000 in 1996 and $4,000 in 1995 and accumulated amortization was $112,000 and $4000 at December 31, 1996 and 1995, respectively.

     Idle Facilities: The Company owns land and buildings in Grand Meadow, Minnesota that was previously used as its corporate headquarters and delivery/maintenance facility. The net book value of the facilities have been reclassified from property and equipment to other assets and a provision has been made to reduce the facility to its expected realizable value. Portions of these facilities are being rented under operating leases to cover costs related to holding these properties while they are being marketed for resale.

     Advertising and Other: In 1996, 1995 and 1994, the Company exchanged trailers and coaches (total sales value $276,000 in 1996, $155,000 in 1995 and $193,000 in 1994) for future personal appearances and specific promotional and advertising services of an equivalent value. These contracts were capitalized and are being amortized over the period the services will be rendered. Amortization of these agreements to advertising expense was $315,000 in 1996, $254,000 in 1995 and $231,000 in 1994. Advertising expense was $1,299,000 in
1996, $1,116,000 in 1995 and $955,000 in 1994.

Note 4. Income Tax Matters

     Prior to the completion of the sale of 1,955,000 shares of its common stock to the public, as described in Note 9, the income and deductions of the Company were reported in the individual income tax returns of the shareholders under provision of Subchapter S of the Internal Revenue Code. Periodic distributions have been made to the Company's shareholders representing the estimated income tax liability on the S corporation earnings which were the responsibility of the individual shareholders. Final distributions for shareholders taxes were $305,000, which were accrued at December 31, 1994, were paid in 1995.

     The pro forma adjustments for the year ended December 31, 1994 to reflect income taxes in the accompanying statements of operations is for information purposes only and has been calculated based on the estimated effective tax rate in each year assuming the Company had been subject to corporate income taxes.

     The components of the income tax provision charged to operations in 1996, 1995 and 1994, after the sale of common stock, are as follows:


                                                          1996                      1995                       1994
     Current
       Federal                                        $425,000                  $259,000                   $412,000
       State                                            45,000                    22,000                     64,000
                                                       -------                   -------                    -------
                                                      $470,000                  $281,000                    476,000
                                                       -------                   -------                    -------
     Deferred
       Federal                                          82,000                  $171,000                    (75,600)
       State                                            10,000                    19,000                     (8,400)
                                                       -------                   -------                    -------
                                                        92,000                  $190,000                   $(84,000)
                                                       -------                   -------                    -------
     Total                                            $562,000                  $471,000                   $392,000
                                                       =======                   =======                    =======

     A reconciliation of the provision for income taxes at the federal statutory rate to the provision for income taxes in the financial statement is as follows:

                                                          1996                      1995                       1994
     Provision at
       statutory rate                                 $478,000                  $421,000                   $409,000
     State income taxes,
       net of Federal
       income tax benefit                               60,000                    38,000                     37,000
     Change in valuation
       allowance                                            --                        --                    (40,000)
     Other                                              24,000                    12,000                    (14,000)
                                                       -------                   -------                    -------
     Total                                            $562,000                  $471,000                   $392,000
                                                       =======                   =======                    =======

     Net deferred tax assets and liabilities consist of the following components as of December 31, 1996 and 1995:



                                                                                    1996                       1995
     Deferred Tax Liabilities:
         Depreciation                                                           $599,000                   $456,000
                                                                                 -------                    -------
     Deferred Tax Assets:
         Accrued expenses                                                       $270,000                   $245,000
         Accrued warranty reserve                                                100,000                     48,000
         Inventory allowances                                                     64,000                    100,000
         Receivable allowances                                                    48,000                     38,000
                                                                                 -------                    -------
                                                                                $482,000                   $431,000
                                                                                 =======                    =======
         Net deferred tax
         (liabilities)                                                         $(117,000)                  $(25,000)
                                                                                 =======                    =======

Note 5. Financing Arrangements

     Other Notes Payable: At December 31, 1996 and 1995, other notes payable consisted of the following:

                                                                                    1996                       1995
     Wholesale floor plan line
      of credit*                                                              $1,817,000                         --
     Insurance premiums;
      interest at 6.0%, payable
      in monthly installments                                                    438,000                    657,000
                                                                               ---------                    -------
                                                                              $2,255,000                   $657,000
                                                                               =========                    =======

     *The Company has a wholesale finance agreement with a financial services company for a $3.5 million line of credit to finance completed new and used motorcoaches held in inventory. Amounts borrowed are subject to defined percentages of eligible inventory. Borrowings bear interest at prime plus .25% (8.5% at December 31, 1996) and are secured by the motorcoach financed and other assets of the Company. The agreement includes covenants requiring maintenance of defined levels of tangible net worth, leverage and working capital. The agreement is subject to renewal on October 31, 1999.

     Bank line of credit: The Company has a Credit Agreement with a bank that provides for a working line of credit to provide for borrowing equal to the lesser of $12,000,000 or a defined percentage of eligible trade accounts receivable and inventory. Borrowings under this arrangement, which bear interest at prime (8.25% at December 31, 1996 and 1995), are secured by substantially all assets of the Company, and are guaranteed by certain shareholders under defined circumstances. The agreement includes covenants requiring maintenance of defined levels of working capital, tangible net worth, leverage, and cash flow and prohibits the payment of dividends without approval of the bank. Borrowings against this line of credit were $9,100,000 and $7,600,000 at December 31, 1996 and 1995, respectively. These borrowings are classified as long-term debt as the Credit Agreement matures and is subject to renewal on July 31, 1998.

Long-term debt: (In thousands)                    1996              1995

     Bank notes payable; interest
     at 8.75%, payable in varying monthly
     installments plus interest through
     2000; contains same collateral and
     covenant provisions as bank
     line of credit                             $2,176            $2,696

     Bank notes  payable;  interest at
     prime plus 1%, (9.25% at December
     31, 1996 and 1995) adjusted
     quarterly;  payable in varying
     monthly  installments  with interest
     through October, 2006; collateralized
     by aircraft                                1,559             4,144

     Notes and capitalized leases to banks
     and others,  interest to 11.5%,  payable
     in varying monthly  installments through
     2003;  collateralized by real estate
     and partial shareholder and
     other guarantees.                          1,656             1,849
                                                -----             -----
     Total                                      5,391             8,689
     Less current maturities                   (1,145)           (1,095)
                                                -----             -----
                                               $4,246            $7,594
                                                =====             =====

     Annual maturities during the five years subsequent to December 31, 1996 are: (in thousands) 1997 - $1,145; 1998 - $2,222; 1999 - $712; 2000 - $802; and
2001 - $116.

Note 6. Commitments and Contingencies

     Pursuant to dealer inventory floor plan financing arrangements, the Company may be required, in the event of default by a financed dealer, to repurchase products from the financial institutions or to reimburse the institutions for unpaid balances including finance charges, plus costs and expenses. The Company was contingently liable under these arrangements for a maximum amount of $6,059,000 at December 31, 1996.

     The Company has two separate agreements which provide approximately $620,000 for job training purposes. The amounts are to be repaid, together with interest, over a ten year period from state withholding taxes on employees at the Company's Iowa facilities. The Company may be required to provide funds for the repayment of these training credits if sufficient withholding and unused training funds are not available.

     The Company is partially self-insured for a portion of certain health benefit and workers' compensation insurance claims. The Company's maximum annual claim exposure under these programs is approximately $2.2 million, including $634,000 accrued for estimated unpaid claims at December 31, 1996. The Company has obtained an irrevocable standby letter of credit in the amount of $1,225,000 in favor of the workers compensation claim administrator.

     The Company is expanding its production facility in Sanford, Florida. Upon completion, this expansion project will be sold, at its completed cost of approximately $855,000, to the Seminole County Port Authority, the present owner of the facility. The facility will then be leased back to the Company under the terms of a ten year capitalized lease. During the construction period the Company will provide financing for the construction using funds borrowed from a bank. The cost of this financing will be included in the total project cost.

     There is a risk related to losing Prevost Car Company, the company's sole supplier of motorcoaches, although the Company could purchase certain motorcoach shells from other manufacturers. The Company does have business interruption insurance to cover all or a portion of the losses it may sustain if Prevost's plant was destroyed by fire or certain other catastrophes.

Note 7. Deferred Grant Income

     Deferred grant income consists of forgivable loans (grants) in an aggregate amount of $2,030,000 provided to the Company by various governmental units to assist with the establishment of the Company's headquarters and production facility in Cresco, Iowa and its Nashua, Iowa production facility. These loans are wholly or partially forgivable based on fulfillment and retention of job creation goals through June, 1999. These grants are being recognized as income as they are earned. Accumulated income recognized for these grants was $1,719,000 at December 31, 1996, $1,646,000 at December 31, 1995 and $823,000 at
December 31, 1994. On January 2, 1997, a loan originated in 1991 in the amount of $375,000 was forgiven.

Note 8. Related Party Transactions

     The  Company   recorded  sales  to  authorized   Featherlite   dealers  and
Featherlite Credit, that are related entities under common ownership, of $3,154,000, $1,276,000, and $1,633,000, in 1996, 1995, and 1994, respectively.

     The Company has leased various buildings and equipment and received interest bearing advances from certain shareholders during current and prior periods. Payments related to these leases and interest on these advances totaled $91,000 in 1996, $91,000 in 1995 and $135,000 in 1994.

     In 1996 and 1995, the Company entered into agreements with Featherlite Credit Corporation, related under common ownership, to compensate it for various credit related services it provided for the Company, including the development of the Featherlite Master Lease program. Expenses under this agreement totaled $100,000 in 1996 and $170,000 in 1995. Also under the terms of this agreement, Featherlite Credit reimbursed the Company $116,000 and $88,000 for salaries and other costs paid by the Company in 1996 and 1995, respectively.

Note 9. Shareholders' Investment

     Capitalization: The Company's authorized capital is 40,000,000 shares of no par Common Stock and 10,000,000 shares of undesignated stock. In 1994, the Company completed an initial public offering of 1,955,000 shares of Common Stock including an over-allotment option to the underwriter for an additional 255,000 shares at a price of $6.00 per share.

     Upon the closing of the public stock offering, the Company's S corporation election terminated. At that time, the retained earnings balance of $4,061,500, representing undistributed earnings on which income taxes have been paid, was reclassified to paid-in capital as a constructive distribution to the shareholders followed by a contribution by them to the capital of the Company.

     Stock option Plan: At December 31, 1996, the Company has a stock option plan which reserves up to 550,000 shares of Common Stock for issuance as options. These options may be granted to employees and directors at the discretion of the Board of Directors, which may grant either incentive stock options or non-statutory stock options. All incentive options must be granted at no less than 100 percent of the fair market value of the stock on the date of grant, (110 percent for employees owning more than 10 percent of fair market value on the date of grant.) The options expire at varying dates generally not to exceed ten years from date of grant and are non-transferable.

     Grants under this plan are accounted for using APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for grants under the stock option plan. Had compensation cost for the stock option plan been based on the grant date fair values of awards (the method described in FASB Statement No. 123), reported net income and earnings per share would have been reduced to the pro forma amounts shown below.

                                                     1996             1995
Net income (000's)
  As reported                                        $842             $701
  Pro forma                                           728              701
                                                      ---              ---
Primary earnings per share
  As reported                                        $.13             $.12
  Pro forma                                           .12              .12
                                                      ---              ---
Fully diluted earnings per share
  As reported                                        $.13             $.12
  Pro forma                                           .12              .12
                                                      ---              ---

     The fair value of each option has been estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1996 and 1995, respectively: dividend rate of 0% for all years; price volatility of 48.5% and 50.2%, risk-free interest rates of 6.3% and 6.6% for the five year options and 6.8% for the ten year options and expected lives of 5 and 10 years for the five and ten year options respectively.

     A summary of the status of the stock option plan at December 31, 1996, 1995 and 1994 and changes during the years ended on those dates is as follows:

1996                                                                Weighted
                                                                     Average
                                          Shares                 Exercise Price

Outstanding, beginning of year           159,168                     $6.28
Granted                                   90,212                      5.54
Exercised/forfeited                            -                         -
                                         -------                      ----
Outstanding, end of year                 249,380                     $6.02
                                         =======                      ====
Exercisable at end of year               158,755
                                         =======
Weighted-average fair value
per share of options granted
during the year                            $3.73
                                        ========

1995                                                              Weighted
                                                                   Average
                                         Shares                 Exercise Price

Outstanding, beginning of year          152,500                     $6.16
Granted                                   6,668                      9.00
Exercised/forfeited                           -                         -
                                        -------                      ----
Outstanding, end of year                159,168                     $6.28
                                        =======                      ====
Exercisable at end of year               97,918
                                        =======
Weighted-average fair value
per share of options granted
during the year                           $4.68
                                        =======

1994                                                              Weighted
                                                                   Average
                                         Shares                 Exercise Price

Outstanding, beginning of year                -                         -
Granted                                 152,500                     $6.16
Exercised/forfeited                           -                         -
                                        -------                      ----
Outstanding, end of year                152,500                     $6.16
                                        =======                      ====
Exercisable at end of year               60,525
                                        =======

     At December 31, 1996, the options outstanding have exercise prices ranging from $5.50 to $9.00 and a weighted average remaining contractual life of 7.9 years. All but 6,668 shares are exercisable at prices ranging from $5.50 to $7.25. All of the non-vested options are expected to eventually vest.

Note 10. Business Combination

     In July, 1996, the Company acquired all the assets of Vantare International, Inc., a privately-held converter of purchased bus shells into luxury motorcoaches, in exchange for 300,000 restricted shares of the Company's common stock with a value of approximately $1.8 million and the assumption of certain liabilities. An additional 100,000 shares may be issued pending the attainment of certain defined net earnings, as determined annually, through December 31, 2000. This acquisition was accounted for as a purchase and accordingly, results of operations of Vantare have been included in the accompanying statement of operations since July 1, 1996, the acquisition date. The Company recorded intangible assets of $3.2 million, including goodwill, tradename and certain other rights which are being amortized over 20 years. The following unaudited pro forma summary presents the consolidated results of operations of the Company for the year ended December 31, 1996 as if the business combination had occurred on January 1, 1995 (in thousands, except for per share data):

                                                 1996                       1995

Revenue                                      $111,509                    $88,980
Net Earnings                                      583                        497
Earnings per share                                .09                        .08
                                              =======                     ======

     In October, 1995, the Company acquired all the assets of Diamond D Trailer Manufacturing, Inc., a privately-held manufacturer of steel trailers, for approximately $2.4 million, including cash and the assumption of certain liabilities. This acquisition was accounted for as a purchase and accordingly, results of operations of the acquired company, which are not significant to the Company's operations, have been included in the accompanying consolidated financial statements since the acquisition date. The purchase price was allocated on the basis of the estimated fair value of assets acquired and liabilities assumed with the remaining excess purchase price of $356,000 to be amortized over 15 years.

Note 11. Segment Reporting

     In 1996, the Company began operating in two principal business segments: trailers and motorcoaches. Prior to 1996, the Company only manufactured and distributed trailers. Sales to customers outside of the United States represent less than 10% of consolidated sales.


     Information on business segments was as follows:

(in thousands)                                            1996              1995             1994
Net sales
 Trailers                                              $80,689           $65,176          $56,836
 Motorcoaches                                           14,785                --               --
 All other segments                                      3,855             3,983            3,336
                                                        ------            ------           ------
 Total net sales                                       $99,329           $69,159          $60,172
                                                        ======            ======           ======
Income from operations
 Trailers                                               $5,085            $2,764           $6,395
 Motorcoaches                                              932                --               --
 All other segments                                        438             1,513            1,369
 General corporate expenses                             (4,221)           (3,784)          (3,188)
 Other income/(expense)                                   (830)              679             (323)
                                                         -----             -----            -----
Income before income taxes                              $1,404            $1,172           $4,253
                                                         =====             =====            =====
Identifiable assets
 Trailers                                              $31,327           $35,715          $23,603
 Motorcoaches                                           13,646               968               --
 All other segments                                        381               166              144
 General corporate assets                                8,180             9,235            8,914
                                                        ------            ------           ------
 Total assets as reported                              $53,534           $46,084          $32,661
                                                        ======            ======           ======
Capital Expenditures
 Trailers                                                $ 725            $2,004           $3,213
 Motorcoaches                                               18                --               --
 All other segments                                        309                62               --
 Corporate                                                 491               876              599
                                                         -----             -----            -----
 Total capital expenditures                             $1,543            $2,942           $3,812
                                                         =====             =====            =====
Depreciation and Amortization
 Trailers                                                $ 850             $ 848            $ 583
 Motorcoaches                                              106                --               --
 All other segments                                         95                63               58
 Corporate                                                 403               333              285
                                                          ----              ----             ----
 Total Depreciation and
  Amortization                                          $1,454            $1,244            $ 926
                                                         =====             =====             ====


To the Board of Directors
Featherlite Mfg. Inc.
Cresco, Iowa

     We have audited the accompanying consolidated balance sheets of Featherlite Mfg. Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' investment, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     We believe that our audits provide a reasonable basis for our opinion. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Featherlite Mfg. Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                        /s/ McGLADREY & PULLEN, LLP

Rochester, Minnesota
February 19, 1997