Form 10-K, Exhibit 13
period 1997-12-31
FEATHERLITE MFG INC
filed 1998-03-27
CIK 928064

EXHIBIT 13


SELECTED FINANCIAL INFORMATION
(In thousands, except per share and stock price data)



-----------------------------------------------------------------------------------------------------------------------------------
FIVE YEARS ENDED DECEMBER 31,                              1997           1996           1995          1994           1993
-----------------------------------------------------------------------------------------------------------------------------------
Statement of Income Data:
     Net sales                                         $134,387        $99,329        $69,159       $60,172        $39,763
     Cost of goods sold                                 111,764         84,643         58,673        47,521         31,269
-----------------------------------------------------------------------------------------------------------------------------------
     Gross profit                                        22,623         14,686         10,486        12,651          8,494
     Selling and administrative expenses                 15,998         12,492          9,993         8,075          6,308
-----------------------------------------------------------------------------------------------------------------------------------
     Operating income                                     6,625          2,194            493         4,576          2,186
     Interest expense                                    (1,800)        (1,450)          (799)         (667)          (550)
     Other income, net                                      646            660          1,478           344            480
-----------------------------------------------------------------------------------------------------------------------------------
     Income before taxes                                  5,471          1,404          1,172         4,253          2,116
     Provision for Income taxes                           2,189            562            471           392            -
-----------------------------------------------------------------------------------------------------------------------------------
     Net income                                          $3,282           $842         $  701       $ 3,861        $ 2,116
-----------------------------------------------------------------------------------------------------------------------------------
Pro Forma Statement of Income Data
     Net income, as reported                             $  -           $  -           $  -         $ 3,861        $ 2,116
     Pro forma provision for taxes                          -              -              -           1,152            811
-----------------------------------------------------------------------------------------------------------------------------------
     Pro forma net income                                $  -           $  -           $  -         $ 2,709        $ 1,305
===================================================================================================================================
     Net income per share  - Basic & Diluted             $ 0.52         $ 0.13         $ 0.12        $ 0.60         $ 0.33
===================================================================================================================================

Cash Distributions for taxes*                            $  -           $  -           $  305       $ 1,795         $  746
===================================================================================================================================

Weighted average common shares outstanding
     Basic                                                6,255          6,106          5,955         4,509          4,000
     Diluted                                              6,314          6,107          6,006         4,518          4,000
===================================================================================================================================

Balance Sheet Data (End of Period)                         1997           1996           1995          1994           1993
-----------------------------------------------------------------------------------------------------------------------------------
Working capital                                         $21,643        $15,128        $15,360       $ 9,516         $  782
Total assets                                             75,508         53,534         46,084        33,258         19,098
Total long-term debt, net current maturities             22,075         13,346         15,194         5,282          4,230
Total shareholders' investment                           23,877         20,595         17,953        17,252          4,517
-----------------------------------------------------------------------------------------------------------------------------------

*Represent only distribution for estimated share holders' federal and state inocme tax liabilities from Company's status as
S corporation prior to initial public stock offering.  No other dividends were paid.  The Company is restricted from paying dividends.  See Liquidity & Capital Resources in MD&A for a discussion of these restrictions.


Quarterly Financial Data (Unaudited)


                                                Gross       Operating       Net         Net Income     Common Stock Price
                                   Net Sales    Profit        Income       Income       Per Share**   High Close    Low Close
===================================================================================================================================
     1997
     First Quarter                 $34,034      $5,095       $1,495        $ 756           $0.12      $8.63         $5.75
     Second Quarter                 32,652       5,201        1,384          614            0.10       8.63          6.63
     Third Quarter                  32,728       5,802        1,587          889            0.14       9.00          6.63
     Fourth Quarter                 34,973       6,525        2,159        1,023            0.16       8.94          6.88

===================================================================================================================================
     1996
     First Quarter                 $19,976      $3,018       $  302         $ 51           $0.01      $6.00         $4.63
     Second Quarter                 21,169       2,704           85           14             -         6.38          4.75
     Third Quarter                  28,384       3,938          690          206            0.03       6.88          5.13
     Fourth Quarter                 29,800       5,026        1,117          571            0.09       6.25          4.75

===================================================================================================================================

**Basic and diluted net income per share are the same.



Stock Market Information

The Nasdaq Stock Market:  FTHR
As of February 15, 1998, there were approximately 229 shareholders of record and approximately 2000 beneficial shareholders.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion pertains to the Company's results of operations and financial condition for the years ended December 31, 1997, 1996 and 1995.

Results of Operations

Net Sales

     Featherlite Mfg., Inc. achieved a 35.3% increase in net sales to $134.4 million for the year ended December 31, 1997 following an increase of 43.6% to $99.3 million in 1996 and an increase of 15.0% to 69.2 million in 1995. These gains were the result of strong growth in most product lines in 1997 and 1996 as well as the Vantare acquisition. In 1996, the Company acquired the assets of Vantare International, Inc., a converter of luxury motorcoaches and in 1995, the assets of Diamond D Trailer Manufacturing, Inc., a manufacturer of steel trailers.

Gross Profit

     Significant sales expansion combined with lower aluminum costs and improved labor efficiencies caused gross profit to increase to $22.6 million in 1997 from $14.7 million in 1996 and $10.5 million in 1995. As a percentage of sales, gross profit margin was 16.8% in 1997 compared to 14.8% in 1996 and 15.2% in 1995. Following is a summary of components of the change in the gross profit margin percentage, by year, for the years 1995 through 1997:

                                    1997 vs 1996
                            Consolidated    Trailers Only
--------------------------------------------------------------------------------
Aluminum                        2.5%             .5%
Other Materials                (2.8)             2.6
Labor and overhead              2.3              1.2
--------------------------------------------------------------------------------
Gross Margin Inc                2.0%             4.3%
--------------------------------------------------------------------------------
                                    1996 vs 1995
                            Consolidated    Trailers Only
--------------------------------------------------------------------------------
Aluminum                        7.2%            4.9%
Other Materials                (9.0)           (3.8)
Labor and overhead              1.4            (0.9)
--------------------------------------------------------------------------------
Gross Margin Inc(dec)          (0.4)%           0.2%
--------------------------------------------------------------------------------
                            1995 vs 1994
                            Trailers Only
--------------------------------------------------------------------------------
Aluminum                        (2.1)%
Other Materials                 (1.2)
Labor and overhead              (2.5)
--------------------------------------------------------------------------------
Gross Margin Inc(dec)           (5.8)%
--------------------------------------------------------------------------------

     The gross margin increase in 1997 over 1996 benefited from reduced aluminum costs, which were approximately 5% lower than in 1996, changes in other materials due to product mix and improved labor efficiency. This increase was partially offset by the effect of certain used and new slide-out model motorcoach sales which had a lower than normal gross margin. If motorcoaches are excluded, the gross margin for 1997 is 19.8% compared to 15.4% in 1996.

     The gross margin decrease in 1996 compared to 1995 relates primarily to the increased cost of luxury motorcoach conversion shells which offset the effect of aluminum cost decreases during the year. If motorcoaches are excluded, the gross profit margin for 1996 is comparable to 1995. Other materials related to trailers increased due to greater sales of utility trailers, steel horse and livestock trailers and other trailers which have higher percentage of non-aluminum materials.

     Aluminum is a commodity which is traded daily on commodity markets and fluctuates in price. The average Midwest delivered market cash price per pound for ingot aluminum during the three years ended December 31, 1997, as reported to the Company by its suppliers, was $.78 in 1997, $.72 in 1996, and $.86 in 1995. The Company's cost of aluminum varies from these market prices due to vendor processing charges, timing of purchases, contractual commitments with suppliers for specific prices and other factors. Its average cost of aluminum, which peaked in the third and fourth quarters of 1995, was approximately 5% less in 1997 than 1996 and 6% less in 1996 than in 1995.

Selling, Administration and Other

     Significant sales growth, coupled with expense control, reduced selling and administrative costs as a percent of sales. Selling and administrative expenses decreased as a percentage of sales to 11.9% in 1997 from 12.6 % in 1996 compared with 14.5% in 1995. These costs increased by $3.5 million in 1997 to $15.9 from $12.4 million in 1996 from $10.0 million in 1995. This increase in 1997 reflects greater advertising and marketing expense due to a full year's operation at Vantare as well as other added selling and administrative expenses related to growth. The increase in 1996 mainly reflects sales and other personnel added throughout 1995 to improve product exposure and to build a larger sales organization to support a higher sales volume and expanded dealer network. The acquisition of Vantare increased selling and administrative expenses by $1.4 million in 1997 and $692,000 in 1996.

     Interest expense increased in 1997 by $350,000 to $1.8 million from $1.5 million in 1996 and $799,000 in 1995 as the result of increased levels of borrowings for working capital and aircraft in 1997 and 1996. Borrowings against the line of credit were reduced in the first half of 1995 as a portion of the proceeds from the initial public offering were available to finance 1995 working capital increases. Other income was approximately the same in 1997 and 1996 and decreased by $853,000 in 1996 over 1995. Other income in 1997 includes gains on sales of aircraft and other property of $264,000 and in 1996 a litigation settlement in the amount of approximately $245,000. The decrease in 1996 compared to 1995 is substantially due to the non-recurrence in 1996 of a $750,000 development grant received in 1995 for working capital and operating costs related to the facilities expansion, and additional sales of aircraft in 1995 which realized gains of $525,000.

Provision for Income Taxes

     The provision for income taxes reflects an effective federal and state income tax rate of 40% in 1997, 1996 and 1995.

Segment Information

     The following discussion pertains to information on the Company's two principal business segments as set forth in Note 11 to the financial statements for the years ended December 31, 1997, 1996 and 1995

     Trailer Segment

                                1997      1996      1995
--------------------------------------------------------------------------------
Net sales (000's)            $99,703   $84,421   $69,159
Segment income (000's)        11,034     5,680     4,277
Segment income percent          11.1%      6.7%      6.2%

     Trailer segment sales increased by 18.1% in 1997 and 23.7% in 1996 primarily due to increased sales of Featherlite aluminum and steel trailers plus the added sales of Diamond D trailers (which was acquired in the 4th quarter of 1995). On a product line basis, there were significant sales gains in 1997 in most product lines with horse trailers up 5%, a 20% increase in livestock trailers, a 56% increase in sales of snowmobile and other recreational trailers and a 23% increase in race car/specialty transporter trailers. Commercial trailers were down 28% due mainly to decreased sales of drop frame moving and other specialty van sales as well as the discontinuation of semi-trailer sales in 1996. In 1996, sales of horse and livestock trailers were each up more than 20%, snowmobile and other recreational/utility trailers were up over 60%, car trailer and race car transporter sales were up about 10% and commercial trailers were up by only 15% reflecting the expansion of drop frame moving and specialty van sales offset by the discontinuation of semi-trailers during 1996. Other factors contributing to the trailer sales growth in 1997 and 1996 included: the introduction of new trailer models in existing product lines, the introduction of new product lines and the expanded use of specialty trailers in activities related to hobbies and entertainment of end user customers. A portion of the sales increase in 1997 and 1996 was the result of price increases ranging from 2-5% introduced in those years.

     Trailer segment income increased in 1997 due to higher sales volume and improvements in gross margin due to reduced aluminum and other material costs as well as improved labor and overhead efficiency. There was a slight improvement in 1996 compared to 1995 primarily due to higher sales volume and improved margins resulting from reduced aluminum costs. These improvements in 1996 were partially offset by increases in other materials, and labor and overhead cost. Segment income also improved due to lower sales and marketing expenses as a percent of sales, which were 5.9% in 1997, 6.3% in 1996 and 6.9% in 1995.

     Motorcoach Segment

                                  1997           1996
--------------------------------------------------------------------------------
     Net sales (000's)         $34,684        $14,908
     Segment income (000's)        813            775
     Segment income percent        2.3%           5.2%

     The Company began developing and manufacturing luxury motorcoaches in 1995 and it acquired the assets of Vantare International, Inc. as of July 1, 1996. Net sales for 1997 and 1996 include sales of used trade-ins in the amount of $12.4 and $5.2 million, respectively, which have a lower margin than new unit sales. Also, 1997 segment income was reduced by the costs related to development of slide-out models which was completed in 1997 as well as the sale of certain new and used coaches at lower than normal margins and increased marketing and administrative costs. Marketing and administrative expenses related to this segment increased in 1997 as the organization was expanded to meet anticipated sales growth and were approximately 6.3% of segment income compared to 5.7% in 1995, including amortization of intangibles related to the acquisition of approximately $175,000 and $82,000 in 1997 and 1996, respectively.

Looking Forward

     The statements made in this annual report which are forward looking in time involve risks and uncertainties discussed here and in the Company's Form 10-K and other filings with the SEC, including but not limited to: product demand and acceptance of new products in each segment of the Company's markets, fluctuations in the price of aluminum, competition, facilities utilization and aircraft purchases and sales.

     Sales are expected to continue to be strong in 1998. The Company believes its close affiliation with the motorsports industry will continue to have a positive impact on its sales of specialty trailers and luxury motorcoaches as well as other trailers used for leisure and entertainment purposes. With more than 75% of its revenue from end users in the motorsports and leisure and entertainment categories, which also includes horse trailers, and with its strong position in the livestock trailer market, the Company believes it is strategically well-situated to benefit from the strong growth in these markets. The Company will continue to put strong emphasis on its horse and livestock product lines through the introduction of new models and offering new features in existing models. The Vantare Division will continue to add significant luxury motorcoach sales volume in 1998 as we anticipate the strong growth in this segment to continue. Additional sales are expected in snowmobile and other recreational trailers to Polaris and Yamaha dealers. Modest growth is expected in sales of drop frame delivery and moving vans which the company introduced in late 1995; however, increases are anticipated in other models such as kitchen, hospitality and vending trailers. These overall expectations may not be met if there are significant changes in the general economy or in the market for particular types of trailers or motorcoaches. Price increases of 2% announced in late 1997 will be effective for all new orders received in the first quarter of 1998 and another 2% price increase will be effective after March 1, 1998. The total sales order backlog at December 31, 1997 was approximately $27 million, including $14 million in Vantar orders, compared with $28 million at December 31, 1996. All of this backlog will be delivered in 1998.

     The Company has obtained commitments from suppliers to provide, at an agreed upon fixed price, substantially all of its total aluminum requirements for much of 1998. The average cost of aluminum will increase about 4% in 1998 but this will not adversely impact margins due to price increases already in effect. The overall gross margin percentage is expected to improve due to higher overall margins on Vantare sales.

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

     There is also a risk if the Company were to lose its sole supplier of motorcoach conversion shells, Prevost Car Company, although it could purchase certain shells from other manufacturers. The Company does have insurance to cover certain losses it may sustain if Prevost's plant is destroyed by fire or certain other catastrophes.

     Sales and administration expenses are expected to increase at a lower rate than sales. Interest expense will likely remain higher in 1998 as the average level of debt is expected to be greater in 1998 than 1997 although the effective interest rate will be lower unless the prime rate of interest changes. In 1997, the Company signed a joint venture agreement with GMR Marketing to form Featherlite/GMR Sports Group, LLC. This joint venture which will focus on developing promotional events and implementing marketing strategies in the motorsports industry. It is not expected that the Company's share of the operating results related to its investment in this joint venture will be significant until 1999 and thereafter.

     The Company has made increased use of leverage and incurred increased interest and related expenses in the three years ended December 31, 1997. Increased debt incurred in connection with acquisition of Diamond D (fourth quarter of 1995), financing operations of Vantare (third quarter of 1996) and financing additional working capital. The Company was temporarily out of compliance with certain covenants in its loan agreements at certain times in 1996 and at December 31, 1997 but has received waivers from its lenders for these variances and expects to be in compliance with all covenants throughout 1998. Increased leverage and related expenses create a risk to future operating results of the Company.

Liquidity and Capital Resources

     In 1997, the Company generated net cash of $1.4 million, including $5.0 million used for operating activities, $13.0 million provided by increased debt and $6.6 million used for capital expenditures for property, equipment and aircraft.

     Operating activities used net cash of $ 5.0 million for the year 1997, primarily for investment in working capital. Net income for the year ended December 31, 1997, provided cash of $3.3 million. This amount was increased by adjustments for depreciation and amortization of $1.6 million and reduced by other non-cash items in a net amount of $1.3 million. Increases in receivables and inventories used cash of $14.7 million and other working capital items provided cash of $6.1 million. Inventories increased by $14.4 million including $8.7 million to support the increased level of sales at the Vantare operation and the anticipated strong sales in the first quarter of 1998. Additional increases may be required in working capital in the future to support higher sales levels throughout the next year.

     Investing activities in the year ended December 31, 1997 used cash of $2.9 million for plant and other capital improvements including the addition of 20,000 square feet to its parts and rework facility at a cost of $450,000, the puchase of land at a cost of $900,000 for future expansion at Vantare and $3.7 million for aircraft transactions. Luxury motorcoaches with a cost of $907,000 which were leased to outsiders during the year were returned and included in inventory at year end. The Vantare production facility expansion was completed and sold to the Seminole Port Authority at a cost of $975,000 and was then leased back by the Company under the terms of a ten year operating lease. The proceeds from the sale were used to repay the Company's interim bank borrowings for the project. Net cash used for aircraft of $3.7 million primarily represents the replacement of an aircraft sold at the end of 1996. The Company's investment in aircraft for resale of $6.7 million at December 31, 1997 is not anticipated to change significantly in the foreseeable future.

     Financing activities provided net cash of $13.0 million, after borrowing an additional $24.4 million and repaying $11.4 million of aircraft and other debt. The increased level of debt includes $4.0 million for net aircraft purchases and $9.0 million to finance increased inventory levels and other working capital and capital expenditure requirements including land purchased in Florida for future expansion.

     The Company has a working capital line of credit with its primary lender, Firstar Bank Iowa, N.A. This line has a defined borrowing limit equal to the lesser of $12.0 million or a defined percentage of eligible receivables and inventory. During the year, the maturity date of this line was extended to July 31, 1999 and is subject to future renewal and extension and the interest rate on borrowings on this line of credit was reduced from prime to prime less .5 percent (8.0% at December 31, 1997). The Company is required by the Bank to maintain defined levels of working capital, tangible net worth and cash flow and to limit leverage and capital expenditures. The Company received permission from the Bank to exceed the leverage requirement at December 31, 1997. Borrowings under the line are secured by substantially all assets of the Company. There was $9.8 million borrowed against this line as of December 31, 1997.

     The Company also has a wholesale floor plan agreement with Deutsche Financial Services to provide up to $7.5 million (increased from $3.5 million during the year) financing for new and used motorcoaches held in inventory. This agreement includes covenants requiring maintenance of defined levels of tangible net worth, leverage and working capital. The Company received permission from Deutsche to exceed the leverage requirement at December 31, 1997. At December 31, 1997, $6.0 million was borrowed against this line. The Company has requested and received approval for this line be increased to $11 million.

     The Company believes that its current cash balances, cash flow generated from operations and available borrowing capacity will be sufficient to fund operations and capital requirements for the next year.

     As discussed in Note 6 to financial statements, the Company is contingently liable under certain dealer floor plan and retail financing arrangements. These contingent liabilities total approximately $14.8 million at December 31, 1997. Also, the Company is self-insured for a portion of certain health benefit and workers' compensation insurance claims. At December 31, 1997 the Company's maximum annual claim exposure under these programs is approximately $2.4 million. The Company has obtained an irrevocable standby letter of credit in the amount of $1,245,000 in favor of the workers compensation claim administrator.

     The Company has made a commitment to the City of Cresco to construct a hangar facility at a cost of approximately $300,000 as part of an airport expansion project expected to be completed in 1998. In 1998, the Company also plans to build a warehouse facility for raw material storage at its Cresco location at an approximate cost of $1.8 million which will be financed with new borrowings and may begin some phases of the Vantare facilities expansion.

     In October, 1997, the Company signed a joint venture agreement with GMR Marketing to form Featherlite/GMR Sports Group, LLC. The joint venture will focus on developing promotional events and implementing marketing strategies in the rapidly growing motorsports industry. It is not expected that this venture will require significant capital from the Company to begin and maintain its operations.

     The Company leases certain office and production facilities under various leases that expire at varying dates through fiscal year 2007 as described more fully in Note 6 to the financial statements. Minimum lease payments for 1998 are expected to total $497,000.

     For the foreseeable future, the Company does not plan to pay dividends but instead will follow the policy of reinvesting earnings in order to finance the expansion and development of its business. As discussed in Note 5 to financial statements, the Company is a party to certain loan agreements which prohibit the payment of dividends without the lender's consent.

     Based on a recent assessment by the Company of its computer software programs and communications with significant third party vendors providing the Company payroll and benefit services, the Company has determined that certain modification may be required to properly utilize dates beyond December 31, 1999. The Company believes that with modification to existing software and conversions to new software, the year 2000 issue can be mitigated at a nominal cost and that such changes can be made on a timely basis and will not have a material impact on the operations of the Company.

                              FINANCIAL STATEMENTS

Featherlite Mfg., Inc.
Consolidated Balance Sheets
December 31, 1997 and 1996
(In thousands)
                                                                                                  1997              1996
------------------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
     Cash                                                                                       $  1,632            $  256
     Trade accounts receivable                                                                     7,050             6,783
     Inventories                                                                                  39,664            25,235
     Prepaid expenses                                                                              1,110             1,094
     Deferred taxes                                                                                  824               481
------------------------------------------------------------------------------------------------------------------------------------
         Total current assets                                                                     50,280            33,849
------------------------------------------------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT:
     Land and improvements                                                                         2,098             1,111
     Building and improvements                                                                     7,954             7,300
     Machinery and equipment                                                                      10,280             9,276
     Accumulated depreciation                                                                     (6,280)           (4,914)
------------------------------------------------------------------------------------------------------------------------------------

         Net property and equipment                                                               14,180            12,773
------------------------------------------------------------------------------------------------------------------------------------

GOODWILL AND OTHER ASSETS                                                                         11,048             6,912
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               $  75,508          $ 53,534
====================================================================================================================================

LIABILITIES AND SHAREHOLDERS' INVESTMENT

CURRENT LIABILITIES:
     Current maturities of long-term debt                                                        $ 1,173           $ 1,146
     Other notes payable                                                                           6,515             2,255
     Trade accounts payable                                                                       11,984             9,776
     Accrued liabilities                                                                           4,510             3,110
     Customer deposits                                                                             3,585             2,157
     Income taxes payable                                                                            870               240
------------------------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                                28,637            18,684
------------------------------------------------------------------------------------------------------------------------------------

LONG-TERM DEBT:
     Bank line of credit                                                                           9,800             9,100
     Other debt, net of current maturities                                                        12,275             4,246
------------------------------------------------------------------------------------------------------------------------------------
         Total long term debt                                                                     22,075            13,346
------------------------------------------------------------------------------------------------------------------------------------

DEFERRED GRANT INCOME                                                                                237               310
DEFERRED INCOME TAXES                                                                                682               599
------------------------------------------------------------------------------------------------------------------------------------
CONTINGENCIES AND COMMITMENTS (Note 6)
SHAREHOLDERS' INVESTMENT
     Common stock                                                                                 14,220            14,220
     Additional paid-in capital                                                                    4,062             4,062
     Retained earnings                                                                             5,595             2,313
------------------------------------------------------------------------------------------------------------------------------------

         Total shareholders' investment                                                           23,877            20,595
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               $  75,508          $ 53,534
====================================================================================================================================

                 See Notes to Consolidated Financial Statements.




Featherlite Mfg., Inc.
Consolidated Statements of Operations
For the years ended December 31, 1997, 1996 and 1995
(In thousands,  except for per share data)

                                                                             1997               1996                1995
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                 $134,387            $99,329              $69,159
Cost of sales                                                              111,764             84,643               58,673
------------------------------------------------------------------------------------------------------------------------------------
     Gross profit                                                           22,623             14,686               10,486
Selling, general and administrative expenses                                15,794             12,372                9,979
Amortization of intangibles                                                    204                120                   14
------------------------------------------------------------------------------------------------------------------------------------
     Income from operations                                                  6,625              2,194                  493
------------------------------------------------------------------------------------------------------------------------------------

Other income (expense):
     Interest expense                                                       (1,800)            (1,450)                (799)
     Grant income                                                               73                 73                  823
     Gain on aircraft and other sales                                          264                 60                  534
     Other income, net                                                         309                527                  121
------------------------------------------------------------------------------------------------------------------------------------

         Total other income (expense)                                       (1,154)              (790)                 679
------------------------------------------------------------------------------------------------------------------------------------

     Income before taxes                                                     5,471              1,404                1,172
     Provision for income taxes                                              2,189                562                  471
------------------------------------------------------------------------------------------------------------------------------------

         Net income                                                        $ 3,282             $  842               $  701
====================================================================================================================================


Net income per share - basic and diluted                                    $ 0.52             $ 0.13             $   0.12
====================================================================================================================================

Weighted average number of common
     shares outstanding - basic                                              6,255              6,106                5,955
====================================================================================================================================

Weighted average number of common
     shares outstanding - diluted                                            6,314              6,107                6,006
====================================================================================================================================






Consolidated Statements of Shareholders' Investment For the years ended December
31, 1997, 1996 and 1995 (In thousands)
                                                                  --Common Stock--
------------------------------------------------------------------------------------------------------------------------------------
                                                           Outstanding                        Additional         Retained
                                                             Shares           Amount        Paid in Capital      Earnings
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994                                       5,955           $12,420           $4,062            $  770

     Net income for the period                                                                                         701

------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1995                                       5,955            12,420            4,062             1,471

     Net income for the period                                                                                         842
     Issuance of common stock                                     300             1,800

------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1996                                       6,255            14,220            4,062             2,313

     Net income for the period                                                                                       3,282

------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1997                                       6,255           $14,220           $4,062            $5,595
====================================================================================================================================




Featherlite Mfg., Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 1997, 1996 and 1995
(In thousands)
                                                                          1997                1996                1995
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES:
     Net income                                                           $3,282               $  842             $  701
     Adjustments to reconcile net income to net cash
         from (used for) operating activities
         Depreciation and amortization                                     1,610                1,454              1,244
         Trailers exchanged for advertising, net of amortization            (410)                (144)                99
         Grant income                                                        (73)                 (73)              (823)
         Deferred taxes                                                     (260)                  92                190
         Gain on sales of aircraft and other property                       (264)                 (60)              (534)
         Changes in current operating items, net of effect of
           business acquisitions
            Trade accounts receivable                                       (268)              (1,150)            (1,658)
            Refundable income taxes                                         -                     466               (466)
            Inventories                                                  (14,429)                (285)            (6,764)
            Prepaid expense                                                  104                 (148)              (128)
            Trade accounts payable                                         2,208               (1,999)             1,896
            Accrued liabilities                                            1,400                1,306                149
            Customer deposits                                              1,428                 (755)              (200)
            Income taxes payable                                             630                  240               -
------------------------------------------------------------------------------------------------------------------------------------

     Net cash (used for) operations                                       (5,042)                (214)            (6,294)
------------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:
     Acquisition of business                                                -                     231             (2,006)
     Investment in joint venture, net of equity in earnings                  (11)                -                  -
     Purchases of property and equipment                                  (2,973)              (1,543)            (2,941)
     Proceeds from sale of equipment                                          57                   79                123
     Purchase of airplanes for resale                                     (6,839)                -                (5,514)
     Proceeds from sale of airplanes                                       3,166                2,789              4,225
------------------------------------------------------------------------------------------------------------------------------------

     Net cash from (used for) investing activities                        (6,600)               1,556             (6,113)
------------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES
     Distribution for shareholder taxes                                     -                    -                  (305)
     Short-term debt increase                                              4,288                  140                524
     Proceeds from long-term debt and grants                              20,941                6,106             16,412
     Repayment of long-term debt                                         (12,211)              (8,143)            (6,212)
------------------------------------------------------------------------------------------------------------------------------------

         Net cash from (used for) financing activities                    13,018               (1,897)            10,419
------------------------------------------------------------------------------------------------------------------------------------

         Net cash increase (decrease) for period                           1,376                 (555)            (1,988)
Cash, beginning of the period                                                256                  811              2,799
------------------------------------------------------------------------------------------------------------------------------------

Cash, end of the period                                                   $1,632               $  256             $  811
====================================================================================================================================


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

     Cash: At December 31, 1997 and 1996, the Company had cash with a financial institution in excess of the Federal Deposit Insurance Corporation insurance coverage. The Company has performed an evaluation of the relative credit standing of this financial institution and believes it has limited its credit exposure accordingly.

     Inventories. Inventories are stated at lower of first-in, first-out (FIFO) cost or market and include materials, labor and overhead costs. At December 31, 1997 and 1996 inventories were as follows: (In thousands)

                                     1997           1996
--------------------------------------------------------------------------------
     Raw Materials               $ 10,052        $ 8,053
     Work in Progress              11,815          8,410
     Finished Trailers
       & Motorcoaches              17,797          8,772
--------------------------------------------------------------------------------
       Total                      $39,664        $25,235
================================================================================


     Aircraft Held for Resale: Aircraft held by the Company for resale are stated at cost. Charges for depreciation are not taken, but the Company periodically evaluates the aircraft's net realizable value and, if necessary, adjusts the carrying value by charges to operations. Gain or loss on the sale of aircraft is included in other income during the period in which the aircraft are sold. Aircraft held by the Company for resale are classified as noncurrent as prior history indicates that the aircraft may not be sold within the next twelve months.

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

     Cash Flow Information: Cash payments for interest were $1,675,000, $1,461,000 and $770,000 for the years ended December 31, 1997, 1996, and 1995, respectively. Cash payments for income taxes were $1,819,000 in 1997, $143,000 in 1996 and $825,000 in 1995. Cash provided by (used for) acquisition of businesses in 1996 was as follows (In thousands):

                                                    1996
--------------------------------------------------------------------------------
     Fair Value of Assets
       Acquired                                  $ 9,412
     Liabilities Assumed                          (7,843)
     Issuance of Common
       Stock                                      (1,800)
--------------------------------------------------------------------------------
     Cash provided                                $  231
================================================================================



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

     Net Income Per Common Share: Net income per basic share is computed based upon the weighted average number of common shares issued and outstanding during each year. Dilutive per share amounts assume conversion, exercise or issuance of all potential common stock instruments (stock options and warrants as discussed in note 9) unless the effect is to reduce a loss or increase income per share.

     Recent Accounting  Pronouncements:  In June, 1997, the FASB issued SFAS No.
130. "Reporting Comprehensive Income." Statement No. 130 establishes standards for the reporting of comprehensive income and its components in a full set of general-purpose financial statements. The Company will be required to adopt Statement No. 130 in 1998, and does not expect the measure of comprehensive income to be materially different from the measure of net income.

     In June, 1997, the FASB also issued SFAS No 131. "Disclosures about Segments of an Enterprise and Related Information." Statement No. 131 revises information regarding the reporting of operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company will be required to adopt Statement No. 131 in 1998. The Company does not believe that the adoption of this standard will result in segment disclosures that are materially different than those provided under current accounting standards.


Note 3.  Goodwill  and Other Assets

Goodwill  and other  assets  consist of the following:

                                  1997             1996
--------------------------------------------------------------------------------

     Goodwill, net                $3,461           $3,536
     Aircraft held
     for resale (note 5)           6,726            2,815
     Idle Facilities                 522              522
     Advertising and other           328               39
     Investment in
     Joint Venture                    11               --

--------------------------------------------------------------------------------
     Total                       $11,048           $6,912
================================================================================


     Goodwill: As discussed in Note 10, the excess of the total acquisition cost of Vantare International, Inc. and Diamond D Trailer Manufacturing, Inc. over the fair value of the net assets acquired of $3,648,000 is being amortized on a straight-line basis over periods of up to 20 years. Amortization was $198,000 in 1997, $108,000 in 1996 and $4,000 in 1995 and accumulated amortization was $310,000 and $112,000 at December 31, 1997 and 1996, respectively.

     Aircraft Held for Resale: The Company is a licensed aircraft dealer and deals in business class aircraft. In 1997, the Company's net aircraft transactions included proceeds of $3.1 million from the sale of aircraft and $6.8 million in aircraft purchases. In 1996, there were aircraft sales of $2.8 million and no aircraft purchases.

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

     Advertising and Other: In 1997, 1996 and 1995, the Company exchanged trailers and coaches (total sales value $669,000 in 1997, $276,000 in 1996, and $155,000 in 1995) for future personal service, promotional and advertising services of an equivalent value. These contracts were capitalized and are being amortized over the period the services will be rendered. Amortization of these agreements to advertising expense was $254,000 in 1997, $315,000 in 1996, and $254,000 in 1995. Advertising expense was $1,441,000 in 1997, $1,299,000 in 1996 and $1,116,000 in 1995.

     Investment in Joint Venture: In 1997, the Company signed a joint venture agreement with GMR Marketing to form the Featherlite/GMR Sports Group, LLC. The joint venture will focus on developing promotional events and implementing marketing strategies in the motorsports industry. The Company's investment in and the operations of the joint venture were not significant at December 31, 1997.

Note 4. Income Tax Matters

The components of the income tax provision charged to operations in 1997, 1996 and 1995 are as follows (In thousands):

                           1997         1996       1995
--------------------------------------------------------------------------------
Current
   Federal               $2,145         $425       $259
   State                    304           45         22
--------------------------------------------------------------------------------
                         $2,449         $470       $281
--------------------------------------------------------------------------------
Deferred
   Federal                (229)           82        171
   State                   (31)           10         19
--------------------------------------------------------------------------------
                          (260)           92        190
--------------------------------------------------------------------------------
Total                    $2,189         $562       $471
================================================================================


A reconciliation of the provision for income taxes at the federal statutory rate to the provision for income taxes in the financial statement is as follows:

                           1997         1996       1995
--------------------------------------------------------------------------------
Provision at
statutory rate           $1,910         $478       $421

State income taxes,
   net of Federal
   income tax benefit       253           60         38

Other                        26           24         12
--------------------------------------------------------------------------------
Total                    $2,189         $562       $471
================================================================================

Deferred tax assets and liabilities consist of the following components as of December 31, 1997 and 1996 (In thousands):

                                     1997          1996
--------------------------------------------------------------------------------

 Deferred Tax Assets:
   Accrued expenses                  $383          $270
   Accrued warranty reserve           209           100
   Inventory allowances               168            64
   Receivable allowances               64            47
--------------------------------------------------------------------------------
                                     $824          $481
--------------------------------------------------------------------------------
 Deferred Tax Liabilities:
   Depreciation                     ($682)        ($599)
--------------------------------------------------------------------------------
 Net deferred tax assets (liabilities)$142        $(118)
================================================================================



Note 5.  Financing Arrangements

Other Notes Payable: At December 31, 1997 and 1996, other notes payable consisted of the following (In thousands):

                                      1997      1996
--------------------------------------------------------------------------------
Wholesale floor plan line
   of credit*                     $6,072        $1,817

Insurance premiums;
   interest at 6.0%, payable
   in monthly installments           443           438
--------------------------------------------------------------------------------
                                  $6,515        $2,255
================================================================================

     *The Company has a wholesale finance agreement with a financial services company for a $7.5 million line of credit to finance completed new and used motorcoaches held in inventory. Amounts borrowed are subject to defined percentages of eligible inventory. Borrowings bear interest at prime (8.5% at December 31, 1997) and are secured by the motorcoach financed and other assets of the Company. The agreement includes covenants requiring maintenance of defined levels of tangible net worth, leverage and working capital. The Company was allowed by the lender to exceed the leverage requirement as December 31, 1997. The agreement is subject to renewal on October 31, 1999.

     Bank Lines of credit: The Company has a Credit Agreement with a bank that provides for a working line of credit to provide for borrowing equal to the lesser of $12,000,000 or a defined percentage of eligible trade accounts receivable and inventory. Borrowings under this arrangement, which bear interest at prime less .5% (8.0% at December 31, 1997), are secured by substantially all assets of the Company. The agreement includes covenants requiring maintenance of defined levels of working capital, tangible net worth, leverage, and cash flow and prohibits the payment of dividends without approval of the bank. The Company was allowed by the Bank to exceed the leverage requirements at December 31, 1997. Borrowings against this line of credit were $9,800,000 and $9,100,000 at December 31, 1997 and 1996, respectively. These borrowings are classified as long-term debt as the Credit Agreement matures and is subject to renewal on July 31, 1999.

     Long term debt: (In thousands)

                                         1997        1996
--------------------------------------------------------------------------------
Bank notes payable; interest
   to 8.5%, payable in varying
   monthly  installments plus
   interest through 2002;
   contains same collateral
   and covenant provisions as
   working capital line of credit.     $6,492      $2,176

Bank notes payable;  interest at
   prime plus .75%,  adjusted
   quarterly (9.25% at December 31,
   1997);  payable in varying
   monthly  installments with
   interest through November,
   1999; collateralized by aircraft     5,457       1,559

Notes and capitalized leases to          1997        1996
   banks and others, interest to
   11.5%, payable in varying
   monthly installments through
   2003; collateralized by real
   estate and partial shareholder
   guarantees.                          1,495       1,656
--------------------------------------------------------------------------------

   Total                               13,448       5,391

   Less current maturities             (1,173)     (1,145)
--------------------------------------------------------------------------------

                                      $12,275     $ 4,246
================================================================================



Annual maturities during the five years subsequent to December 31, 1997 are (In thousands):

1998 - $1,173; 1999 - $7,014; 2000 - $1,061; 2001 - $421; and 2002 - $3,710.


Note 6. Commitments and Contingencies

     Pursuant to dealer inventory floor plan financing arrangements, the Company may be required, in the event of default by a financed dealer, to repurchase products from the financial institutions or to reimburse the institutions for unpaid balances including finance charges, plus costs and expenses. The Company was contingently liable under these arrangements for a maximum amount of $14,888,000 at December 31, 1997.

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

     The Company is self-insured for a portion of certain health benefit and workers' compensation insurance claims. The Company's maximum annual claim exposure under these programs is approximately $2.4 million, including $844,000 accrued for estimated unpaid claims at December 31, 1997. The Company has obtained an irrevocable standby letter of credit in the amount of $1,245,000 in favor of the workers compensation claim administrator.

     The Company leases certain office and production facilities under various operating leases that expire at varying dates through fiscal 2007. Rental expense under these operating leases for the years ended December 31, 1997, 1996 and 1995 was approximately $327,000, $68,000 and $0. The approximate annual minimum future lease payments under these operating leases for the five years after December 31, 1997 are as follows (In thousands): 1998- $497; 1999- $424; 2000-$374; 2001- $366; 2002 - $359.

     The Company in the course of its business has been named as a defendant in various legal actions. Most, but not all, of such actions are product liability or workers' compensation claims in which the Company is covered by insurance subject to applicable deductibles. Although the ultimate outcome of such claims cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such suits will not have a material adverse effect on the financial position of the Company, but may be material to the Company's operating results for any particular period.


Note 7. Deferred Grant Income

     Deferred grant income consists of forgivable loans (grants) in an aggregate amount of $2,030,000 provided to the Company by various governmental units to assist with the establishment of the Company's headquarters and production facility in Cresco, Iowa and its Nashua, Iowa production facility. These loans are wholly or partially forgivable based on fulfillment and retention of job creation goals through June, 1999. These grants are being recognized as income as they are earned. Accumulated income recognized for these grants was $1,792,000 at December 31, 1997, $1,719,000 at December 31, 1996, and $1,646,000
at December 31, 1995.


Note 8. Related Party Transactions

     The  Company   recorded  sales  to  authorized   Featherlite   dealers  and
Featherlite Credit, that are related entities under common ownership, of $2,326,000, $3,154,000, and $1,276,000, in 1997, 1996, and 1995, respectively.

     The Company has leased various equipment from certain shareholders during current and prior periods. Payments related to these leases totaled $57,000 in 1997, $91,000 in 1996, and $91,000 in 1995.

     In 1997, 1996 and 1995, the Company entered into agreements with Featherlite Credit Corporation, related under common ownership, to compensate it for various credit related services it provided for the Company, including the development of the Featherlite Master Lease program. Expenses under this agreement totaled $42,000 in 1997, $100,000 in 1996 and $170,000 in 1995. Also
under the terms of this agreement, Featherlite Credit will reimburse the Company $96,000, $116,000 and $88,000 for salaries and other costs paid by the Company in 1997, 1996 and 1995, respectively.


Note 9. Shareholders' Investment

     Capitalization: The Company's authorized capital is 40,000,000 shares of no par Common Stock and 10,000,000 shares of undesignated stock. In 1994, the Company completed an initial public offering of 1,955,000 shares of Common Stock including an over-allotment option to the underwriter for an additional 255,000 shares at a price of 120 percent of the initial public offering price of $6.00 per share.

     Stock option Plan: At December 31, 1997, the Company has a stock option plan which reserves up to 550,000 shares of Common Stock for issuance as options. These options may be granted to employees and directors at the discretion of the Board of Directors, which may grant either incentive stock options or non-statutory stock options. All incentive options must be granted at no less than 100 percent of the fair market value of the stock on the date of grant, (110 percent for employees owning more than 10 percent of fair market value on the date of grant.) The options expire at varying dates generally not to exceed ten years from date of grant and are non-transferable.

     Grants under this plan are accounted for using APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for grants under the stock option plan. Had compensation cost for the stock option plan based on the grant date fair value of awards (the method described in FASB Statement No. 123) reported net income and earnings per share would have been reduced to the pro forma amounts shown below.

                             1997        1996        1995
--------------------------------------------------------------------------------

   Net income (000's)
      As reported          $3,282       $ 842       $ 701
      Pro forma             3,164         728         701
================================================================================
   Basic earnings per share
      As reported           $ .52       $ .13       $ .12
      Pro forma               .51         .12         .11
================================================================================
   Diluted earnings per share
      As reported           $ .52       $ .13       $ .12
      Pro forma               .50         .12         .11
================================================================================

     The fair value of each option has been estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1997, 1996 and 1995, respectively: dividend rate of 0% for all years; price volatility of 47.5, 48.5 and 50.2%, risk-free interest rates of 6.3, 6.3 and 6.6% for the five year options and 6.5 and 6.8% for the ten year options and expected lives of 5 and 10 years for the five and ten year options respectively.

     A summary of the status of the stock option plan at December 31, 1997, 1996 and 1995 and changes during the years ended on those dates and as follows:

                                       Weighted Average
     1997                 Shares        Exercise Price
--------------------------------------------------------------------------------
Outstanding,
   beginning of year      249,380           $6.02

Granted                    62,000            6.77

Exercised/forfeited          -                 -
--------------------------------------------------------------------------------
Outstanding,
   end of year            311,380            6.17
================================================================================
Exercisable at
   end of year            228,380
================================================================================
Weighted-average
fair value per share
of options granted
during the year            $3.87
================================================================================

                                       Weighted Average
     1996                 Shares        Exercise Price
--------------------------------------------------------------------------------
Outstanding,
   beginning of year      159,168           $6.28

Granted                    90,212            5.54

Exercised/forfeited          -                 -
--------------------------------------------------------------------------------
Outstanding,
   end of year            249,380           $6.02
================================================================================
Exercisable at
   end of year            158,755
================================================================================
Weighted-average
fair value per share
of options granted
during the year            $3.74
================================================================================

                                       Weighted Average
     1995                 Shares        Exercise Price
--------------------------------------------------------------------------------
Outstanding,
   beginning of year      152,500            $6.16

Granted                    6,668              9.00

Exercised/forfeited          -                 -
--------------------------------------------------------------------------------
Outstanding,
   end of year            159,168            $6.28
================================================================================
Exercisable at
   end of year             97,918
================================================================================
Weighted-average
fair value per share
of options granted
during the year            $4.68
================================================================================

     At December 31, 1997, the options outstanding have exercise prices ranging from $5.50 to $9.00 and a weighted average remaining contractual life of 7.9 years. All but 6,668 shares are exercisable at prices ranging from $5.50 to $7.25. All of the non-vested options are expected to eventually vest.


Note 10. Business Combination

     In July, 1996, the Company acquired all the assets of Vantare International, Inc., a privately-held converter of purchased bus shells into luxury motorcoaches, in exchange for 300,000 restricted shares of the Company's common stock with a value of approximately $1.8 million and the assumption of certain liabilities. An additional 100,000 shares may be issued pending the attainment of certain defined net earnings, as determined annually, through December 31, 2000. None of these additional shares were earned for the year 1997. This acquisition was accounted for as a purchase and accordingly, results of operations of Vantare have been included in the accompanying statement of operations since July 1, 1996, the acquisition date. The Company recorded intangible assets of $3.2 million, including goodwill, trade name and certain other rights which are being amortized over 20 years.

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


Note 11. Segment Reporting

     In 1997 and 1996 the Company had two principal business segments: trailers and motorcoaches. Prior to 1996, the Company only manufactured and distributed trailers. Sales to customers outside of the United States represent less than 10% of consolidated sales.

     Information on business segments is as follows:
(In thousands)
                                1997     1996      1995
--------------------------------------------------------------------------------
Net sales
 Trailers                     $99,703   $84,421   $69,159
 Motorcoaches                  34,684    14,908        --
--------------------------------------------------------------------------------
 Total net sales             $134,387   $99,329   $69,159
================================================================================
Income (Loss) from operations
 Trailers                     $11,034    $5,680    $4,277
 Motorcoaches                     813       775        --
 General corporate expenses    (5,222)   (4,261)   (3,784)
 Other income/(expense), net   (1,154)     (790)      679
--------------------------------------------------------------------------------
 Income before income taxes    $5,471    $1,404    $1,172
================================================================================


Identifiable assets
 Trailers                     $39,491   $31,708   $35,881
 Motorcoaches                  21,882    13,646       968
 General corporate assets      14,135     8,180     9,235
--------------------------------------------------------------------------------
 Total assets as reported     $75,508   $53,534   $46,084
================================================================================
Capital Expenditures
 Trailers                      $1,382   $ 1,034    $2,066
 Motorcoaches                     588        18        --
 Corporate                      1,003       491       876
--------------------------------------------------------------------------------
 Total capital expenditures    $2,973    $1,543    $2,942
================================================================================
Depreciation and Amortization
 Trailers                        $713     $ 945     $ 911
 Motorcoaches                     270       106        --
 Corporate                        627       403       333
--------------------------------------------------------------------------------
 Total depreciation and
  amortization                 $1,610    $1,454    $1,244
================================================================================

     *Certain 1996 and 1995 amounts previously reported have been reclassified between segments to be consistent with 1997 classifications.

Note 12. Earnings per Share

     Effective December 31, 1997 the Company adopted FASB Statement No. 128, Earnings per Share. The statement requires the presentation of earnings per share by all entities that have common stock or potential common stock, such as options, warrants and convertible securities outstanding that trade in a public market. Those entities that have only common stock outstanding are required to present basic earnings per share amounts. All other entities are required to present basic and diluted per share amounts. Diluted per share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce a loss or increase the income per common share from continuing operations. As required by the statement, the Company has restated all per share information from prior years to conform to the statement.

     The weighted-average number of shares of common stock used to compute the basic earnings per share were increased by 59,354 in 1997, 1,004 in 1996, and 51,431 in 1995, for the assumed exercise of the stock options and warrants (Note
9), in computing the diluted earnings per share data. Basic and diluted earnings per share, as calculated under FAS Statement No. 128, are not materially different than primary and fully diluted earnings per share as previously reported for all prior periods.

To the Board of Directors
Featherlite Mfg., Inc.
Cresco, Iowa



      We have audited the accompanying consolidated balance sheets of Featherlite Mfg., Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' investment, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Featherlite Mfg., Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.





                                               McGLADREY & PULLEN, LLP


Rochester, Minnesota
February 2, 1998