Form 10-K405, Exhibit 13
period 1998-12-31
FEATHERLITE INC
filed 1999-03-29
CIK 928064

Financial Information

SELECTED FINANCIAL INFORMATION
(In thousands, except per share and stock price data)


--------------------------------------------------------------------------------------------------------------------------------
FIVE YEARS ENDED DECEMBER 31,                              1998            1997            1996            1995            1994
                                                       -------------------------------------------------------------------------
Statement of Income Data:
     Net sales                                         $ 190,874       $ 134,387       $  99,329       $  69,159       $  60,172
     Cost of goods sold                                  160,364         111,764          84,643          58,673          47,521
                                                       -------------------------------------------------------------------------
     Gross profit                                         30,510          22,623          14,686          10,486          12,651
     Selling and administrative expenses                  22,385          15,998          12,492           9,993           8,075
                                                       -------------------------------------------------------------------------
     Operating income                                      8,125           6,625           2,194             493           4,576
     Interest expense                                     (2,961)         (1,800)         (1,450)           (799)           (667)
     Other income, net                                       823             646             660           1,478             344
                                                       -------------------------------------------------------------------------
     Income before taxes                                   5,987           5,471           1,404           1,172           4,253
     Provision for Income taxes                            2,337           2,189             562             471             392
                                                       -------------------------------------------------------------------------
     Net income                                        $   3,650       $   3,282       $     842       $     701       $   3,861
                                                       -------------------------------------------------------------------------
Pro Forma Statement of Income Data
     Net income, as reported                           $    --         $    --         $    --         $    --         $   3,861
     Pro forma provision for taxes                          --              --              --              --             1,152
                                                       -------------------------------------------------------------------------
     Pro forma net income                              $    --         $    --         $    --         $    --         $   2,709
                                                       =========================================================================
Net income per share - Basic & Diluted                 $    0.56       $    0.52       $    0.13       $    0.12       $    0.60
                                                       =========================================================================
Cash Distributions for taxes*                          $    --         $    --         $    --         $     305       $   1,795
                                                       =========================================================================
Weighted average common shares outstanding
     Basic                                                 6,462           6,255           6,106           5,955           4,509
     Diluted                                               6,559           6,314           6,107           6,006           4,518
                                                       =========================================================================

Balance Sheet Data (End of Period)                          1998            1997            1996            1995            1994
                                                       -------------------------------------------------------------------------
     Working capital                                   $  29,163       $  21,643       $  15,165       $  15,360       $   9,516
     Total assets                                        106,788          75,508          53,534          46,084          33,258
     Total long-term debt, net current maturities         30,914          22,075          13,346          15,194           5,282
     Total shareholders' investment                       29,543          23,877          20,595          17,953          17,252




------------------------------------------------------------------------------------------------------------------------------------
Quarterly Financial Data (Unaudited)
                                               Gross      Operating       Net          Net Income Per Share      Closing Stock Price
                              Net Sales       Profit        Income       Income        Basic       Diluted         High         Low
------------------------------------------------------------------------------------------------------------------------------------
     1998
     First Quarter             $41,742        $6,917         $2,256       $1,141        $0.18        $0.18         $9.00       $7.38
     Second Quarter             49,294         7,389          2,113        1,005         0.16         0.15         12.50       $8.13
     Third Quarter              48,895         7,529          1,630          524         0.08         0.08         12.38       $7.56
     Fourth Quarter             50,943         8,675          2,126          980         0.15         0.15          7.63       $4.00

------------------------------------------------------------------------------------------------------------------------------------
     1997
     First Quarter             $34,034        $5,095         $1,495         $756        $0.12        $0.12         $8.63       $5.75
     Second Quarter             32,652         5,201          1,384          614         0.10         0.10          8.63       $6.63
     Third Quarter              32,728         5,802          1,587          889         0.14         0.14          9.00       $6.63
     Fourth Quarter             34,973         6,525          2,159        1,023         0.16         0.16          8.94       $6.88

------------------------------------------------------------------------------------------------------------------------------------


The Company's common stock trades on The NASDAQ Stock Market under the symbol "FTHR."

*Represent only distribution for estimated shareholders' federal and state income tax liabilities from Company's status as S corporation prior to initial public stock offering. No other dividends were paid. The Company is restricted from paying dividends. See Liquidity & Capital Resources in MD&A for a discussion of these restrictions.

Management's Discussion And Analysis

     The following discussion pertains to the Company's results of operations and financial condition for the years ended December 31, 1998, 1997 and 1996.

Results of Operations
Net Sales

     The Company achieved an 42.0% increase in net sales to $190.9 million for the year ended December 31, 1998 following an increase of 35.3 % to $134.4 million in 1997 and an increase of 43.6% to $99.3 million in 1996. These gains were the result of growth in both the trailer and motorcoach business segments in 1998 and 1997 as well as acquisitions during the periods. In 1998, the Company acquired the assets of Mitchell Motorcoach Sales, Inc. and in 1996, the assets of Vantare International, Inc. These companies are manufacturers of luxury motorcoaches.

Gross Profit

     Significant sales expansion caused gross profit to increase to $30.5 million in 1998 from $22.6 million in 1997 and $14.7 million in 1996. As a percentage of sales, gross profit was 16.0% in 1998 compared to 16.8% in 1997 and 14.8% in 1996.

     The decrease in gross profit percentage in 1998 compared to 1997 is due primarily to the impact of Vogue Division operations since it was acquired in May, 1998. Without Vogue, the gross profit percentage would have increased to 17.0% in 1998. Including Vogue, total material costs as a percentage of sales increased by 1.9% due in large part to increased used coach sales. Used coach sales have had a dampening impact on the overall gross profit percentage as they have a lower than average gross profit. Aluminum costs were about 4% higher in 1998 but lower as a percentage of overall sales. Other materials costs also have increased due to the growing motorcoach segment of the business as motorcoaches have higher material content than trailers. These material cost increases were partially offset by reduced labor and overhead costs as a percentage of sales which were 1.1% lower than in 1997.

     The gross profit percentage increase in 1997 over 1996 of 2.0% benefited from reduced aluminum costs, which were approximately 5% lower than in 1996. This reduction was partially offset by the effect of increased used motorcoach sales, changes in other materials due to product mix and improved labor efficiency.

     The gross profit percentage decrease of 0.4% in 1996 compared to 1995 relates primarily to the increased cost of luxury motorcoach conversion shells and used coaches which were new in 1996 with the acquisition of Vantare. These additional costs offset the effect of aluminum cost decreases of 6% during the year. Other materials costs related to trailers increased due to greater sales of utility trailers, steel horse and livestock trailers and other trailers which have higher percentage of non-aluminum materials.

     Aluminum is traded daily on the commodity markets and fluctuates in price. The average Midwest delivered market cash price per pound for ingot aluminum during the three years ended December 31, 1998, as reported to the Company by its suppliers, was $.66 in 1998, $.78 in 1997, and $.72 in 1996. The Company's cost of aluminum varies from these market prices due to vendor processing charges, timing of purchases, contractual commitments with suppliers for specific prices and other factors.

Selling, Administration and Other

     Significant sales growth continued to reduce selling and administrative costs as a percent of sales. Selling and administrative expenses decreased as a percentage of sales to 11.7% in 1998 from 11.9% in 1997 and 12.6% in 1996. These costs increased by $6.5 million, including $1.9 million related to the Vogue acquisition, to $22.4 in 1998 from $15.9 million in 1997 and from $12.4 million in 1996. The increase in 1998 was due to: greater personnel costs ($2.9 million) as the organization continues to grow both internally as well as through acquisitions; increased advertising and promotion costs ($1.7 million) to stimulate sales; and other increases ($1.9 million) consistent with the Company's sales growth.

     The increase in 1997 reflects greater advertising and marketing expense due to a full year's operation at Vantare as well as other added selling and administrative expenses related to growth.

     Interest expense increased by $1.2 million in 1998 to $3.0 million from $1.8 million in 1997 and $1.5 million in 1996. These increases are the result of increased levels of borrowings for working capital and aircraft in 1998 and 1997. Other income was higher in 1998 than 1997 or 1996 due to more fees received for arranging retail financing contracts with finance companies.

Provision for income taxes

     The provision for income taxes reflects an effective federal and state income tax rate of approximately 40% in 1998, 1997 and 1996.

Segment information

     The following discussion pertains to information on the Company's two principal business segments as set forth in Note 11 to the financial statements for the years ended December 31, 1998, 1997 and 1996.

Trailer Segment
                                 1998          1997        1996
                                 ----          ----        ----
Net sales (000's)            $113,017       $99,703    $ 84,421
Segment income (000's)          9,989        11,034       5,680
Segment income percent           8.8%         11.1%        6.7%

     Trailer segment sales increased by 13.4% in 1998 and 18.1% in 1997. On a product line basis, horse trailer sales and car/race car transporter sales were up signifi-cantly with increases of 24% and 19%, respectively. Utility trailer sales were also 9% higher and commercial trailer sales were up 7% due to increased sales of vending trailers. Livestock trailer sales were down 3%, reflecting economic difficulties faced by family farm owners and unfavorable livestock prices. In 1997, there were significant sales gains in most product lines, with horse trailers up 5%, a 20% increase in livestock trailers, a 23% increase in sales of snowmobile and other recreational trailers and a 56% increase in race car/specialty transporter trailers. Commercial trailers were down 28% in 1997 due mainly to decreased sales of drop frame moving and other specialty van sales as well as the discontinuation of semi- trailer sales in 1996. Other factors contributing to the trailer sales growth in 1998 and 1997 included the introduction of new trailer models in existing product lines, the introduction of new product lines and the expanded use of specialty trailers in activities related to hobbies and entertainment of end user customers. A portion of the sales increase in 1998 and 1997 was the result of price increases ranging from 2-5% introduced in those years.

     Trailer segment income decreased in 1998 due mainly to a reduced gross margin percentage resulting from increased labor and overhead costs not fully covered by price increases and efficiency improvements. Segment income increased in 1997 due to higher sales volume and improvements in gross margin due to reduced aluminum and other material costs as well as improved labor and overhead efficiency. In 1998 segment income also was reduced by higher sales and marketing expenses, which were 6.5% of sales compared to 5.9% in 1997 and 6.3% in 1996.

Motorcoach segment
                                  1998         1997        1996
                                  ----         ----        ----
Net sales (000's)              $77,857      $34,684     $14,908
Segment income (000's)           3,949          813         775
Segment income percent            5.1%         2.3%        5.2%

     The Company began developing and manufacturing luxury motorcoaches in 1995 and it acquired the assets of Vantare International, Inc. in July, 1996. This segment was further expanded by the acquisition of the assets of Mitchell Motorcoach Sales, including the Vogue brand name in May,1998. Net sales for this segment increased by 124% in 1998, including $23 million related to the Vogue brand. In 1997, sales increased by 133% as 1996 only included operations of Vantare for six months. Sales in 1998, 1997 and 1996 include sales of used trade-ins in the amount of $24.5 million, $12.4 million and $5.2 million, respectively, which have a lower margin than new unit sales.

     Motorcoach segment income was increased in 1998 by improvements in margin percentages realized in the Vantare Division. These improvements were partially offset by lower than normal margins on Featherlite Vogue(R) motorcoaches, many of which were sold at prices established before the acquisition. Segment income in 1997 was reduced by the costs related to development of slide-out models as well as the sale of certain new and used coaches at lower than normal margins and increased marketing and administrative costs. Marketing and administrative expenses related to this segment increased in 1998 and 1997 as the organization was expanded to meet anticipated sales growth and were approximately 7.7% of segment income in 1998 compared to 6.3% in 1997 and 5.7% in 1996.

Looking Forward

     The statements made in this annual report which are forward looking in time involve risks and uncertainties discussed here and in the Company's Form 10-K and other filings with the SEC, including but not limited to product demand and acceptance of new products in each segment of the Company's markets, fluctuations in the price of aluminum, competition, facilities utilization and aircraft purchases and sales.

     Sales are expected to be strong in 1999 due primarily to continued strength in the motorcoach segment. Trailer segment growth may be reduced compared to recent years due to continued economic difficulties in the agribusiness economy and competitive pressures within this segment. The Company believes its name recognition and close affiliation with the motorsports industry will continue to have a positive impact on its sales of specialty trailers and luxury motorcoaches as well as other trailers used for leisure and entertainment purposes. With more than 75% of its revenue from end users in the motorsports and leisure and entertainment categories, which also includes horse trailers, and with its strong position in the livestock trailer market, the Company believes it is strategically well-situated to respond to competitive pressures and to benefit from the growth in these markets, particularly if there is improvement in difficulties recently affecting the agribusiness economy. The Company will continue to put strong emphasis on its horse and livestock product lines through the introduction of new models and offering new features in existing models. The motorcoach segment will continue to add significant luxury motorcoach sales volume in 1999 as we anticipate the strong growth in this market to continue. Additional sales are expected in snowmobile and other recreational trailers to Polaris and Yamaha dealers. These overall expectations may not be met if there are significant changes in the general economy or in the market for particular types of trailers or motorcoaches. Price increases of 2% announced in late 1998 will be effective for all new orders received 1999. The total sales order backlog at December 31, 1998 was approximately $31 million, including $19 million in motorcoach orders, compared with $27 million at December 31, 1997. All of this sales order backlog will be delivered in 1999.

     The Company has obtained commitments from suppliers to provide, at an agreed upon fixed price, substantially all of its total aluminum requirements for much of 1999. The average cost of aluminum will decrease about 5% in 1999 from 1998 levels and this, together with price increases already in effect, should positively impact trailer segment income.

     There is a risk to future operating results related to losing a major supplier of aluminum. This risk is relatively nominal as there are alternate sources of supply. It may take a little longer to replace an extruded aluminum supplier due to the fact that dies are required and would have to be made. The Company routinely tries to keep at least three suppliers of each shape so it has a backup supplier, if necessary. Many of these suppliers have multiple plants that can be used to produce the material the Company requires.

     There is also a risk if the Company were to lose its sole supplier of motorcoach conversion shells, Prevost Car Company, although it could purchase certain shells from other manufacturers. The Company does have insurance to cover certain losses it may sustain if Prevost's plant is destroyed by fire or certain other catastrophes.

     The Company uses one subcontractor to provide paint and graphic design work to meet customer specifications on certain custom trailers and specialty transporters. There is a risk to the timely delivery of these trailers if there would be an unforeseen interruption in the subcontractor's ability to provide these services or if the customer delays providing the specifications to the subcontractor.

     Sales and administration expenses are expected to increase at a lower rate than sales. Interest expense will likely remain higher in 1999 as the average level of debt is expected to be greater in 1999 than 1998 due to increased inventories and real estate debt, although the effective interest rate will be lower unless the prime rate of interest increases during the year. In 1997, the Company signed a joint venture agreement with GMR Marketing to form Featherlite/GMR Sports Group, LLC. This joint venture will focus on developing promotional events and implementing marketing strategies in the motorsports industry. It is not expected that the Company's share of the operating results related to its investment in this joint venture will be significant until 1999 and thereafter.

     The Company has made increased use of leverage and incurred increased interest and related expenses in the three years ended December 31, 1998. Increased debt has been incurred in connection with financing operations of the Vantare Division and the Vogue Division and in financing additional working capital requirements. In 1999, additional debt will be incurred to finance construction of a sales and service center at the Company's Sanford, Florida location. Increased leverage and related expenses create a risk to future operating results of the Company.

     Based on a recent assessment by the Company of the computer hardware and software programs in its information technology (IT) systems and non-IT systems and based on communications with significant third party vendors providing the Company payroll and benefit services, the Company has determined certain modifications will be required to properly utilize dates beyond December 31, 1999.The Company has begun purchasing hardware and making modifications to existing software to correct these problems. It is estimated that these activities will be completed by June 30, 1999 at a cost ranging from $75,000 to $100,000 which will not have a material impact on its business, financial condition or results of operation. The Company is also contacting vendors which provide it production materials and supplies to determine the status of their Year 2000 assessment and readiness programs and whether they are aware of any readiness issues which could impair their ability to provide materials to the Company on a timely basis. We are approximately 60% complete with this survey and are not aware of any material delivery problems which would adversely impact the Company. We plan to continue to follow-up during 1999 with our core vendors to update our information regarding the Year 2000 issues. We are unaware of any material risk to the Company associated with Year 2000 issues at this time. We will develop contingency plans to address issues which may be identified as we continue to obtain information from our vendors. We believe that the most reasonably likely worst case year 2000 scenario would be a decrease in the efficiency with which the Company is able to procure materials and supplies from its vendors and produce its products and this could have an adverse effect on the Company's results of operations and financial condition if prolonged.

Liquidity and Capital Resources

     In 1998, the Company used net cash of $1.4 million, including $11.7 million used for operating activities, $13.0 million provided by increased debt and $2.7 million used for capital expenditures for property, equipment and aircraft.

     Operating activities used net cash of $11.7 million for the year 1998, primarily for investment in working capital. Net income for the year ended December 31, 1998, provided cash of $3.7 million. This amount was increased by adjustments for depreciation and amortization of $2.1 million and reduced by other non-cash items in a net amount of $240,000. Net increases in receivables, inventories and other working capital items used cash of $17.3 million, excluding the effect of the Vogue acquisition which increased receivables, inventory, prepaid expenses, and other assets by $12.0 million and increased current liabilities by $9.0 million. Non-acquisition related increases in receivables and inventories used cash of $13.3 million and decreased customer deposits and other working capital items used cash of $4.0 million. Inventories increased by $10.3 million, including $9.9 million to support the increased level of sales of the motorcoach segment and the anticipated strong sales in the first quarter of 1999. Additional increases may be required in working capital in the future to support higher sales levels throughout the next year.

     Investing activities in the year ended December 31, 1998 used cash of $2.7 million, including $2.6 million for plant and other capital improvements including the addition of 20,000 square feet to a trailer production facility at a cost of $467,000 and $290,000 in development costs for the Vantare sales facility, which is discussed further below. The Company also used cash of $374,000 in connection with the acquisition of the assets of Mitchell Motorcoach Sales in May, 1998, which is more fully described in Note 11 of the financial statements, including property and equipment valued at $575,000. The facility used by Mitchell is leased under the terms of an operating lease. During the year, the Company purchased aircraft at a cost of $2.9 million and sold aircraft for net proceeds of $3.1 million. The Company's investment in aircraft for resale of $6.7 million at December 31, 1998 is not anticipated to change significantly in the foreseeable future. During the year, the Company also realized cash proceeds of $291,000 from the partial sale of idle facilities as described in Note 3 to financial statements.

     Financing activities provided net cash of $13.0 million, primarily including net borrowings of $5.6 million on the revolving line of credit and $6.7 million on the wholesale financing line. In connection with the purchase of the assets of Mitchell Motorcoach Sales, Inc., the Company issued 219,551 shares of common stock with aggregate value of $2.0 million and assumed notes payable of $7.3 million. These acquired notes payable were then refinanced with borrowings of $4.8 million on the Company's wholesale line of credit and $2.5 million on the bank line of credit.

     In September, 1998, the Company entered into a Revolving Loan and Security Agreement with Firstar Financial Services Division of Firstar Bank Milwaukee, N.A. and in October, 1998, the Company paid off all of its revolving credit and term obligations with Firstar Bank Iowa, N.A. The new agreement provides a total credit facility of $34 million, including a working capital line limit of $23 million based on levels of eligible receivables and inventory, together with various term notes totaling $11.0 million for existing and future equipment and real estate projects. These borrowings bear an interest rate of prime less .75% (7.00% at December 31, 1998). The maturity date of the revolving loan agreement is September 24, 2002, unless renewed and extended by the parties. The agreement, amended as of December 31, 1998, contains covenants which limit capital expenditures, total liabilities in relation to defined tangible net worth and total fixed charges in relation to defined EBITDA. There was $17.9 million borrowed against this agreement as of December 31, 1998. The company has available through Firstar Financial Services various term notes totalling $3 million as future borrowings for real estate projects and equipment. There were no borrowings on these notes at December 31,1998.

     The Company also has a wholesale floor plan agreement with Deutsche Financial Services to provide up to $23.7 million in financing for new and used motorcoaches held in inventory. This agreement includes covenants requiring maintenance of defined levels of tangible net worth, leverage and working capital. At December 31, 1998, $17.5 million was borrowed against this line.

     In November, 1998, the Company entered into a construction contract in the amount of $2.9 million for the development and construction of a sales facility on land previously purchased near the Company's Sanford, Florida location. This project is expected to be completed during the second quarter of 1999 and will be expanded to include a service center at an additional cost of approximately $800,000. An agreement was also entered into with First Union Bank to provide $4.0 million in interim construction and long-term mortgage financing for the sales facility. The interest rate on this facility is based on the one-month LIBOR rate plus 1.8% (7.42% at December 31, 1998). The Company reduced the risk related to unfavorable fluctuations in this floating interest rate by entering into an interest rate swap in the notational amount of the financing provided, which fixed the effective interest rate of the loan at 7.34% over a five year term. Interest only is payable on this facility during the construction period; thereafter, it will be repayable in equal monthly payments of principal and interest based on a 15 year amortization, with the remaining balance due November, 2003.

     The Company believes that its current cash balances, cash flow generated from operations and available borrowing capacity will be sufficient to fund operations and capital requirements for the next year.

     As discussed in Note 6 to financial statements, the Company is contingently liable under certain dealer floor plan and retail financing arrangements. These contingent liabilities total approximately $17 million at December 31, 1998. Also, the Company is self-insured for a portion of certain health benefit and workers' compensation insurance claims. At December 31, 1998 the Company's maximum annual claim exposure under these programs is approximately $4 million. The Company has obtained an irrevocable standby letter of credit in the amount of $1.2 million in favor of the workers compensation claim administrator.

     The Company has made a commitment to the City of Cresco to construct a hanger facility at a cost of approximately $300,000 as part of an airport expansion project expected to be completed in 1999. In 1998, the Company indefinitely deferred previously announced plans to build a warehouse facility for raw material storage at its Cresco location.

     In October, 1997, the Company signed a joint venture agreement with GMR Marketing to form Featherlite/GMR Sports Group, LLC. The joint venture is focusing on developing promotional events and implementing marketing strategies in the rapidly growing motorsports industry. It is not expected that this venture will require significant capital from the Company to maintain its operations.

     The Company leases certain office and production facilities and vehicles under various leases that expire at varying dates through fiscal year 2011 as described more fully in Note 6 to the financial statements. Minimum lease payments for 1999 are expected to total $828,000.

     For the foreseeable future, the Company does not plan to pay dividends but instead will follow the policy of reinvesting earnings in order to finance the expansion and development of its business. As discussed in Note 5 to financial statements, the Company is a party to certain loan agreements which prohibit the payment of dividends without the lender's consent.

Balance Sheets
-------------------------------------------------------------------------------

Featherlite, Inc.
Consolidated Balance Sheets
December 31, 1998 and 1997

(In thousands)                                           1998             1997
                                                     --------------------------
ASSETS

CURRENT ASSETS:
     Cash                                            $    188         $  1,632
     Trade accounts receivable                         10,181            7,050
     Refundable income taxes                              151                -
     Inventories                                       61,373           39,664
     Prepaid expenses                                   1,522            1,110
     Deferred taxes                                     1,107              824
                                                     --------------------------

         Total current assets                          74,522           50,280
                                                     --------------------------

PROPERTY AND EQUIPMENT:
     Land and improvements                              3,042            2,098
     Building and improvements                          8,887            7,954
     Machinery and equipment                           11,763           10,408
     Accumulated depreciation                         (7,824)          (6,280)
                                                     --------------------------

         Net property and equipment                    15,868           14,180
                                                     --------------------------

GOODWILL AND OTHER ASSETS                              16,398           11,048
                                                     --------------------------

                                                     $106,788         $ 75,508
                                                     ==========================


LIABILITIES AND SHAREHOLDERS' INVESTMENT

CURRENT LIABILITIES:
     Current maturities of long-term debt            $  1,241         $  1,173
     Other notes payable                               17,936            6,515
     Trade accounts payable                            18,221           11,984
     Accrued liabilities                                5,720            4,510
     Customer deposits                                  2,241            3,585
     Income taxes payable                                   -              870
                                                     --------------------------

     Total current liabilities                         45,359           28,637
                                                     --------------------------

LONG-TERM DEBT:
     Bank line of credit                               17,939            9,800
     Other debt, net of current maturities             12,975           12,275
                                                     --------------------------

         Total long term debt                          30,914           22,075
                                                     --------------------------

DEFERRED GRANT INCOME                                     164              237
DEFERRED INCOME TAXES                                     808              682
                                                     --------------------------
CONTINGENCIES AND COMMITMENTS (Note 6)
SHAREHOLDERS' INVESTMENT
     Common stock                                      16,236           14,220
     Additional paid-in capital                         4,062            4,062
     Retained earnings                                  9,245            5,595
                                                     --------------------------

         Total shareholders' investment                29,543           23,877
                                                     --------------------------

                                                     $106,788         $ 75,508
                                                     ==========================

                 See Notes to Consolidated Financial Statements.

Statements of Operations and Shareholders Investments
-------------------------------------------------------------------------------
Featherlite, Inc.
Consolidated Statements of Operations
For the years ended December 31, 1998, 1997 and 1996 (In thousands, except per share data)

                                                            1998              1997             1996
                                                      ---------------------------------------------
Net sales                                             $  190,874        $  134,387      $    99,329
Cost of sales                                            160,364           111,764           84,643
                                                      ---------------------------------------------
     Gross profit                                         30,510            22,623           14,686
Selling, general and administrative expenses              21,999            15,794           12,372
Amortization of intangibles                                  386               204              120
                                                      ---------------------------------------------

     Income from operations                                8,125             6,625            2,194
                                                      ---------------------------------------------

Other income (expense):
     Interest expense                                     (2,961)           (1,800)          (1,450)
     Grant income                                             73                73               73
     Gain on aircraft and other sales                        133               264               60
     Other income, net                                       617               309              527
                                                      ---------------------------------------------

         Total other income (expense)                     (2,138)           (1,154)            (790)
                                                      ---------------------------------------------

     Income before taxes                                   5,987             5,471            1,404
     Provision for income taxes                            2,337             2,189              562
                                                      ---------------------------------------------

         Net income                                    $   3,650       $     3,282     $        842
                                                       =============================================

Net income per share (basic and diluted)               $    0.56       $      0.52     $       0.13
                                                       =============================================

Weighted average number of common
     shares outstanding (basic)                            6,462             6,255            6,106
                                                       =============================================
Weighted average number of
     shares outstanding (diluted)                          6,559             6,314            6,107
                                                       =============================================

Consolidated Statements of Shareholders' Investment For the years ended December 31, 1998, 1997 and 1996

                                                 --Common Stock--
                                            -------------------------
                                            Outstanding                       Additional        Retained
                                              Shares           Amount       Paid in Capital     Earnings
                                            ------------------------------------------------------------
Balance December 31, 1995                      5,955          $12,420            $4,062           $1,471

     Net income for the period                                                                       842
     Issuance of common stock                    300            1,800
                                            ------------------------------------------------------------

Balance December 31, 1996                      6,255          $14,220            $4,062           $2,313

     Net income for the period                                                                     3,282

                                            ------------------------------------------------------------
Balance December 31, 1997                      6,255          $14,220            $4,062           $5,595

     Net income for the period                                                                     3,650
     Issuance of common stock                    220            2,016
                                            ------------------------------------------------------------

Balance December 31, 1998                      6,475          $16,236            $4,062           $9,245
                                            ============================================================


                     See Notes to Consolidated Financial Statements

Statement of Cash Flows
-------------------------------------------------------------------------------
Featherlite, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 1998, 1997 and 1996
(In thousands)

                                                                               1998              1997             1996
                                                                           -------------------------------------------
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES:
     Net income                                                            $  3,650         $   3,282         $    842
     Adjustments to reconcile net income to net cash
       used for operating activities
         Depreciation and amortization                                        2,121             1,610            1,454
         Trailers exchanged for advertising, net of amortization               (132)             (410)            (144)
         Grant income                                                           (73)              (73)             (73)
         Deferred taxes                                                         152              (260)              92
         Gain on sales of aircraft and other property                          (133)             (264)             (60)
         Changes in current operating items, net of effect of
           business acquisitions
            Trade accounts receivable                                        (3,028)             (268)          (1,150)
            Refundable income taxes                                            (151)                -              466
            Inventories                                                     (10,279)          (14,429)            (285)
            Prepaid expense                                                    (144)              104             (148)
            Trade accounts payable                                             (278)            2,208           (1,999)
            Accrued liabilities                                                 616             1,400            1,306
            Customer deposits                                                (3,197)            1,428             (755)
            Income taxes payable                                               (870)              630              240
                                                                           -------------------------------------------

     Net cash used for operations                                           (11,746)           (5,042)            (214)
                                                                           -------------------------------------------

CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:
     Acquisition of business                                                   (374)                -              231
     Investment in joint venture, net of equity in earnings                       9               (11)               -
     Purchases of property and equipment                                     (3,034)           (2,973)          (1,543)
     Proceeds from sale of equipment                                            196                57               79
     Sale of idle facilities                                                    291                 -                -
     Purchase of aircraft for resale                                         (2,901)           (6,839)               -
     Proceeds from sale of aircraft                                           3,074             3,166            2,789
                                                                           -------------------------------------------

     Net cash from (used for) investing activities                           (2,739)           (6,600)           1,556
                                                                           -------------------------------------------

CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES:
     Short-term debt increase                                                 4,157             4,288              140
     Proceeds from long-term debt and grants                                 93,652            20,941            6,106
     Repayment of long-term debt                                            (84,772)          (12,211)          (8,143)
     Net proceeds from issuance of common stock                                   4                 -                -
                                                                           -------------------------------------------

         Net cash from (used for) financing activities                       13,041            13,018           (1,897)
                                                                           -------------------------------------------

         Net cash increase (decrease) for period                             (1,444)            1,376             (555)
Cash, beginning of the period                                                 1,632               256              811
                                                                           -------------------------------------------

Cash, end of the period                                                   $     188         $   1,632         $    256
                                                                          ============================================


                 See Notes to Consolidated Financial Statements.

Notes to Financial Statements
-------------------------------------------------------------------------------

FEATHERLITE, INC.
Notes To Consolidated Financial Statements

Note 1.   Nature of Business

Featherlite, Inc. (The Company) is engaged in the manufacturing and distribution of various types of specialty trailers and luxury motorcoaches as well as related parts and accessories. The trailers are primarily sold at wholesale to authorized dealers throughout the United States and Canada. Dealer terms and conditions for business are defined by standard agreements with each authorized dealer. The luxury motorcoaches are sold directly by the Company to end user customers. The Company is also involved in the purchase and resale of commercial type aircraft used for business purposes.

Note 2.   Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Featherlite Aviation Company. All material inter-company accounts and transactions are eliminated in consolidation.

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

Cash: At December 31, 1998 and 1997, the Company had cash with a financial institution in excess of the Federal Deposit Insurance Corporation insurance coverage. The Company has performed an evaluation of the relative credit standing of this financial institution and believes it has limited its credit exposure accordingly.

Inventories: Inventories are stated at lower of first-in, first-out (FIFO) cost or market and include materials, labor and overhead costs. Inventories were as follows at December 31, 1998 and 1997.

(In thousands)
                                            1998         1997
                                          -------      -------
Raw Materials                             $12,571      $10,052
Work in Progress                           18,817       11,815
Finished Trailers/Motorcoaches             29,985       17,797
                                          -------      -------
     Total                                $61,373      $39,664
                                          =======      =======

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

Cash Flow Information: Cash payments for interest were $2,810,000, $1,675,000, and $1,461,000 for the years ended December 31, 1998, 1997, and 1996, respectively. Cash payments for income taxes were $3,206,000 in 1998, $1,819,000 in 1997, and $143,000 in 1996. Cash provided by (used for) acquisition of a business in 1998, 1997 and 1996 was as follows (in thousands):

                                      1998     1997       1996
                                      ----     ----       ----
Fair Value of Assets Acquired      $(18,639) $   -     $(9,412)
Liabilities Assumed                  16,253      -       7,843
Issuance of Common Stock              2,012      -       1,800
                                   ---------------------------
Cash provided (used)               $   (374) $   -     $   231
                                   ===========================

Revenue Recognition: The Company recognizes revenue, net of all anticipated discounts, when the title to the trailer or motorcoach passes, normally upon completion of production and issuance of an invoice and the Manufacturer's Statement of Origin.

Comprehensive Income: As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components. SFAS No. 130 requires other comprehensive income to include foreign currency translation adjustments, unrealized gains and losses on marketable securities and minimum pension liability adjustments. The December 31, 1998 financial statements do not reflect any items of comprehensive income.

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

Earnings Per Common Share: Earnings per basic common share are computed based upon the weighted average number of common shares outstanding during each year. Dilutive per share amounts assume conversion, exercise or issuance of all potential common stock instruments (stock options and warrants as discussed in Note 9) unless the effect is to reduce a loss or increase income per share.

Stock Options: The Company applies APB 25 "Accounting for Stock Issued to Employees" in accounting for stock options and presents in Note 9 pro forma net earnings as if the accounting prescribed in SFAS 123 "Accounting for stock-based compensation" had been applied.

Segment Information: Effective January 1, 1998, the Company adopted FASB Statement No. 131, Disclosures about Segment of an Enterprise and Related Information. Statement No. 131 superseded FASB Statement No. 14, Financial Reporting for Segments of a Business Enterprise. Statement No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. Statement No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of Statement No. 131 did not affect results of operations or financial position, or the disclosure of segment information. See Note 11 for complete disclosures about the Company's operating segments.

Note 3.   Goodwill and Other Assets

Goodwill and other assets consist of the following
(In thousands)
                                          1998           1997
                                          ----           ----
Goodwill, net                          $ 9,126         $ 3,461
Aircraft held for resale (Note 5)        6,676           6,726
Idle Facilities                            231             522
Advertising                                363             328
Investment in Joint Venture                  2              11
                                       -------         -------
     Total                             $16,398         $11,048
                                       =======         =======

Goodwill: As discussed in Note 10, the excess of the total acquisition cost of Vantare International, Inc., and Mitchell Motorcoach Sales, Inc., and other prior acquisitions over the fair value of the net assets acquired of $9,699,000 is being amortized on a straight-line basis over periods of up to 20 years. Amortization was $386,000 in 1998, $198,000 in 1997 and $108,000 in 1996 and
accumulated amortization was $696,000 and $310,000 at December 31, 1998 and 1997, respectively.

Aircraft Held for Resale: The Company is a licensed aircraft dealer and deals in business class aircraft. The Company's net aircraft transactions included proceeds of $3.1 million and $3.2 million from the sale of aircraft and $2.9 million and $6.8 million from aircraft purchases in 1998 and 1997, respectively.

Idle Facilities: The Company owns land and buildings in Grand Meadow, Minnesota that was previously used as its corporate headquarters and delivery/maintenance facility. The net book value of the facilities have been reclassified from property and equipment to other assets and a provision has been made to reduce the facility to its expected realizable value. During 1998, the Company entered into agreements to sell a substantial portion of the property included in idle facilities. The aggregate purchase price for the property sold totaled $445,000, including $289,000 paid in cash at closing with the remaining balance of $156,000 to be paid in monthly installments of $1,536, including interest at 8.5% until September, 2003, when the balance is then due. No gain or loss was realized in this transaction.

Advertising and Other: The Company exchanged trailers and coaches (total sales value $416,000 in 1998, $669,000 in 1997, and $276,000 in 1996) for future personal service, promotional and advertising services of an equivalent value. These contracts were capitalized and are being amortized over the period the services will be rendered. Amortization of these agreements to advertising expense was $287,000 in 1998, $254,000 in 1997, and $315,000 in 1996.
Advertising expense was $1,958,000 in 1998, $1,441,000 in 1997, and $1,299,000
in 1996.

Investment in Joint Venture. In 1997, the Company signed a joint venture agreement with GMR Marketing to form the Featherlite/GMR Sports Group, LLC. The joint venture will focus on developing promotional events and implementing marketing strategies in the motorsports industry. The Company's investment at December 31, 1998 was not significant.

Note 4.   Income Tax Matters

The components of the income tax provision charged to operations in 1998, 1997 and 1996 are as follows (in thousands):

                                    1998       1997       1996
                                    ----       ----       ----
Current
   Federal                        $1,962     $2,145       $425
   State                             223        304         45
                                  ------     ------       ----
                                   2,185      2,449        470
Deferred
   Federal                           137       (229)        82
   State                              15        (31)        10
                                  ------     ------       ----
                                     152       (260)        92
                                  ------     ------       ----
Total                             $2,337     $2,189       $562
                                  ======     ======       ====


A reconciliation of the provision for income taxes at the federal statutory rate to the provision for income taxes in the financial statement is as follows (in thousands):

                                    1998       1997       1996
                                    ----       ----       ----
Provision at statutory rate       $2,036     $1,910       $478
State income taxes, net of
  Federal income tax benefit         187        253         60
Other                                114         26         24
                                  ------     ------       ----
Total                             $2,337     $2,189       $562
                                  ======     ======       ====

Deferred tax assets and liabilities consist of the following components as of December 31, 1998 and 1997:
                                         1998             1997
Deferred Tax Liabilities:
     Depreciation                    $   808            $  682
                                     -------------------------
Deferred Tax Assets:
     Accrued expenses                    480               383
     Accrued warranty reserve            289               209
     Inventory allowances                261               168
     Receivable allowances                77                64
                                     -------------------------
                                       1,107               824
                                     -------------------------
Net deferred tax asset               $   299            $  142
                                     =========================

Note 5.   Financing Arrangements

Other Notes Payable: At December 31, 1998 and 1997, other notes payable consisted of the following (in thousands):

                                        1998              1997
                                        ----              ----
Wholesale floor plan line
     of credit*                      $17,473            $6,072
Insurance premiums;
     interest at 6.0%, payable
     in monthly installments              463               443
                                     --------------------------
                                     $ 17,936           $ 6,515
                                     ==========================

*The Company has a wholesale finance agreement with a financial services company for a $23.7 million line of credit to finance completed new and used motorcoaches held in inventory. Amounts borrowed are limited to defined percentages of eligible inventory. Borrowings bear interest at prime (7.75% at December 31, 1998) and are secured by the motorcoaches financed and other assets of the Company. The agreement includes covenants requiring maintenance of defined levels of tangible net worth, leverage and working capital.
The agreement is subject to renewal on October 31, 1999.

Bank Lines of credit: During 1997, the Company had a Credit Agreement with Firstar Bank Iowa, N.A. under which it could borrow up to the lessor of $17,500,000 or a defined percentage of eligible trade accounts receivable, inventory, and fixed assets. Borrowings under this line of credit, which bore interest at prime less .5% (8.0% at December 31, 1997) were $9,800,000 at December 31, 1997. In 1998, the Company entered into a Revolving Loan and Security Agreement with Firstar Financial Services, a division of Firstar Bank Milwaukee, WI., and paid off all of its borrowings under the Credit Agreement. The new Agreement provides a working capital line of credit equal to the lesser of $23,000,000 or a defined percentage of eligible trade accounts receivable and inventory. Borrowings under this agreement, which bear interest at prime less
 .75% (7.00% at December 31, 1998), are secured by substantially all assets of the Company. The Agreement was amended to include covenants requiring maintenance of defined levels of tangible net worth, earnings before interest, taxes, depreciation and amortization; and fixed charge coverage ratio. Borrowings under this line of credit were $17,939,000 at December 31, 1998. These borrowings are classified as long-term debt as the agreement matures and is subject to renewal on September 24, 2002.

Other Long-term Debt.

Other long term debt at December 31, 1998 and 1997, consisted of the following:
(In thousands)
                                                  1998      1997
                                                 ----------------
     Bank notes payable; interest at
prime less .75% (7% at December 31,1998)
payable in varying monthly installments
plus interest through 2008; contains
same collateral and covenant provisions
as working capital line of credit.               $7,817    $6,492

     Bank notes payable; interest at
prime plus .75%, adjusted quarterly (8.50%
at December 31, 1998); payable in varying
monthly installments with interest
through January, 2001; collateralized
by aircraft                                       5,215     5,457

     Notes and capitalized leases to
banks and others, interest to 11.5%,
payable in varying monthly
installments through 2003;
collateralized by real estate.                    1,184     1,499
                                                 ----------------
Total                                            14,216    13,448
      Less current maturities                    (1,241)   (1,173)
                                                 ----------------
                                                $12,975   $12,275
                                                 ================

Annual maturities of total long-term debt during the five years subsequent to December 31, 1998 are (in thousands): 1999 - $1,241; 2000 - $4,093; 2001 -
$3,577; 2002 - $19,107; and 2003 - $1,683.

Note 6.   Commitments and Contingencies

     Pursuant to dealer inventory floor plan financing arrangements, the Company may be required, in the event of default by a financed dealer, to repurchase products from the financial institutions or to reimburse the institutions for unpaid balances including finance charges, plus costs and expenses. The Company was contingently liable under these arrangements for a maximum amount of $17,209,000 at December 31, 1998.

     The Company has three separate agreements which provide approximately $870,000 for job training purposes. The amounts are to be repaid, together with interest, over a ten year period from state withholding taxes on employees at the Company's Iowa facilities. The Company may be required to provide funds for the repayment of these training credits if sufficient withholding and unused training funds are not available.

     The Company is partially self-insured for a portion of certain health benefit and workers' compensation insurance claims. The Company's maximum annual claim exposure under these programs is approximately $4.0 million, including $1,077,000 accrued for estimated unpaid claims at December 31, 1998. The Company has obtained an irrevocable standby letter of credit in the amount of $1,245,000 in favor of the workers compensation claims administrator to guaranty settlement of claims.

     The Company leases certain office and production facilities under various operating leases that expire at varying dates through 2011. Rental expense under these operating leases for the years ended December 31, 1998, 1997 and 1996 was approximately $774,000, $327,000, and $68,000. The approximate annual minimum future lease payments under these operating leases for the five years after December 31, 1998 are as follows (in thousands): 1999 - $828; 2000 - $710; 2001
- $656; 2002 - $648; 2003 - $640; and $3,218 thereafter.

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

     In November 1998 the Company entered into a contract in the aggregate amount of $2,878,000 for the development and construction of a sales facility on land previously purchased near the Company's Sanford, Florida location. This phase of the project will be completed during the second quarter of 1999 and will be expanded to include a service center at an approximate cost of $800,000. This project will be financed with borrowed funds from First Union Bank which will be repayable in equal monthly installments based on a 15 year amortization, with the remaining balance due November, 2003. The company also entered into an interest rate swap for the notional amount of the financing on this project to fix the effective interest on this borrowing at 7.34% over a five year term.

Note 7.   Deferred Grant Income

     Deferred grant income consists of forgivable loans (grants) in an aggregate amount of $2,030,000 provided to the Company by various governmental units to assist with the establishment of the Company's headquarters and production facility in Cresco, Iowa and its Nashua, Iowa production facility. These loans are wholly or partially forgivable based on fulfillment and retention of job creation goals through June, 1999. These grants are being recognized as income as they are earned. Accumulated income recognized for these grants was $1,865,000 at December 31, 1998, $1,792,000 at December 31, 1997, and $1,719,000
at December 31, 1996.

Note 8.   Related Party Transactions

     The Company recorded sales to authorized Featherlite dealers and Featherlite Credit, that are related entities under common ownership, of $3,268,000, $2,326,000, and $3,154,000 in 1998, 1997, and 1996, respectively.
The Company had a $514,000 receivable from these related parties at December 31, 1998.

     The Company has leased various equipment from certain shareholders during current and prior periods. Payments related to these leases totaled $24,000 in 1998, $57,000 in 1997, and $91,000 in 1996.

     In 1997 and 1996, the Company entered into agreements with Featherlite Credit Corporation, related under common ownership, to compensate it for various credit related services it provided for the Company, including the development of the Featherlite Master Lease program. Expenses under this agreement which is no longer in effect totaled $42,000 in 1997, and $100,000 in 1996. Featherlite Credit reimbursed the Company $58,000, $96,000, and $116,000 for salaries and other costs paid by the Company in 1998, 1997 and 1996, respectively.

Note 9.  Shareholders' Investment

Capitalization:. The Company's authorized capital is 40,000,000 shares of no par Common Stock and 10,000,000 shares of undesignated stock. In 1994, the Company completed an initial public offering of 1,955,000 shares of Common Stock. The underwriter has a warrant to purchase 120,000 shares at a price of 120 percent of the initial public offering price of $6.00 per share. This warrant expires in October, 1999.

Stock option Plan: At December 31, 1998, the Company reserved 1,100,000 shares of Common Stock for issuance as options under the 1994 stock option plan (the
Plan). These options may be granted to employees and directors at the discretion of the Board of Directors, which may grant either incentive stock options or non-statutory stock options.

     All incentive options must be granted at no less than 100 percent of the fair market value of the stock on the date of grant, (110 percent for employees owning more than 10 percent of fair market value on the date of grant.) The options expire at varying dates generally not to exceed ten years from date of grant and are non-transferable.

     Grants under the Plan are accounted for using APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for grants under the stock option plan. Had compensation cost for the stock option plan been based on the grant date fair values of awards (the method prescribed by the Statement of Financial Accounting Standard No. 123) reported net income and earnings per share would have been reduced to the pro forma amounts shown below.

                                  1998       1997       1996
                                  ----       ----       ----
Net income (000's)
     As reported                $3,650     $3,282      $ 842
     Pro forma                   3,263      3,164        728
                                ----------------------------
Basic earnings per share
     As reported                $  .56     $ . 52      $ .13
     Pro forma                     .51        .51        .12
                                ----------------------------
Diluted earnings per share
     As reported                $  .56     $  .52      $ .13
     Pro forma                     .50        .50        .12
                                ----------------------------

     The fair value of each option has been estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1998, 1997, and 1996:

                                  1998       1997       1996
                                  ----       ----       ----
Dividend Rate                       0%         0%         0%
Price Volatility                 49.0%      47.5%      48.5%
Risk free interest rate
   - 5 year options               5.5%       6.3%       6.3%
Risk free interest rate
   - 10 year options              4.7%       6.5%       6.8%

     A summary of the status of the Plan at December 31, 1998, 1997 and 1996 and changes during the years ended on those dates is as follows:

                                             Weighted Average
     1998                        Shares       Exercise Price
     ----                       ----------------------------
Outstanding,
   Beginning of year             311,380             $6.17
Granted                          218,500              6.24
Exercise/forfeited                  (500)             6.00
                                ----------------------------
Outstanding, end of year         529,380             $6.20

Exercisable at end of year       308,180
                                ----------------------------
Weighted-average fair value
per share of options granted
during the year                    $4.28
                                ----------------------------

                                             Weighted Average
     1997                       Shares        Exercise Price
     ----                       ----------------------------
Outstanding,
   Beginning of year             249,380             $6.02
Granted                           62,000              6.77
Exercise/forfeited                     -                 -
                                ----------------------------
Outstanding, end of year         311,380             $6.17

Exercisable at end of year       228,380
                                ----------------------------

Weighted-average fair value
per share of options granted
during the year                    $3.87
                                ----------------------------

                                          Weighted Average
     1996                         Shares    Exercise Price
     ----                       ----------------------------
Outstanding,
   Beginning of year             159,168             $6.28
Granted                           90,212              5.54
Exercise/forfeited                     -                 -
                                ----------------------------
Outstanding, end of year         249,380             $6.02

Exercisable at end of year       158,755
                                ----------------------------

Weighted-average fair value
per share of options granted
during the year                    $3.74
                                ----------------------------

     At December 31, 1998, the options outstanding have exercise prices ranging from $5.50 to $10.00 and a weighted average remaining contractual life of 7.3 years. All but 18,668 shares are exercisable at prices ranging from $5.50 to $7.25. Substantially all of the non-vested options are expected to eventually vest.

Earnings Per Share:
The weighted-average number of shares of common stock used to compute the basic earnings per share was increased by 97,517, 59,354, and 1,004 in 1998, 1997, and 1996, respectively, for the assumed exercise of the stock options and warrants, in computing the diluted per share data. Basic and diluted earnings per share, as calculated under the Statement of Financial Accounting Standard No. 128, are not materially different than primary and fully diluted earnings per share as previously reported for all prior periods.

Note 10.   Business Combinations

     In May, 1998, the Company acquired substantially all the assets of Mitchell Motorcoach Sales, Inc. in exchange for 219,551 shares of Company common stock with an aggregate value of $2.0 million and the assumption of certain Mitchell Motorcoach Sales liabilities. Additional Company common stock with an aggregate value of $4.0 million may be issued if this newly formed Vogue Division of the Company achieves certain defined earnings levels through December 31, 2001. This acquisition was accounted for as a purchase and, accordingly, results of operations of the newly formed division, have been included in the Company's operating statements since the acquisition date. The following unaudited pro forma summary presents consolidated results of operations of the Company for the year ended December 31, 1998 and 1997 as if the business combination had occurred on January 1, 1997 (in thousands, except for per share data):

                             1998         1997
                          ----------------------
      Revenue             $203,612      $169,040
      Net earnings           3,372         2,703
      Earnings per share       .51           .41
                          ======================

     The purchase price was allocated on the basis of the estimated fair value of assets acquired and liabilities assumed with the remaining excess purchase price of $6,051,000 ($10,051,000 if additional shares issued) to be amortized over 20 years.

     In July, 1996, the Company acquired all the assets of Vantare International, Inc., a privately-held converter of purchased bus shells into luxury motorcoaches, in exchange for 300,000 restricted shares of the Company's common stock with a value of approximately $1.8 million and the assumption of certain liabilities. An additional 100,000 shares may be issued pending the attainment of certain defined net earnings, as determined annually, through December 31, 2000. Twenty - five thousand (25,000) of these additional shares were earned for the year 1998 and will be issued in 1999. This acquisition was accounted for as a purchase and, accordingly, results of operations of Vantare have been included in the accompanying statement of operations since the acquisition date. The Company recorded intangible assets of $3.2 million, including goodwill, tradename and certain other rights, which are being amortized over 20 years.

Note 11. Segment Reporting

     The Company has two principal business segments that manufacture and sell trailers and motorcoaches to many different markets, including recreational, entertainment, and agriculture. The Company's sales are not materially dependent on a single customer or small group of customers.

Information on business segments is as follows:

                                    1998       1997        1996
                                -------------------------------
Net sales to unaffiliated customers
Trailers                        $113,017    $99,703     $84,421
Motorcoaches                      77,857     34,684      14,908
                                -------------------------------
Total net sales                 $190,874   $134,387     $99,329
                                -------------------------------

Income (loss) from operations
Trailers                          $9,989    $11,034      $5,680
Motorcoaches                       3,949        813         775
General corporate                 (5,813)    (5,222)     (4,261)
Other income (expense), net       (2,138)    (1,154)       (790)
                                -------------------------------
Total income before income taxes  $5,987     $5,471      $1,404
                                -------------------------------
Interest expense
Trailers                            $920       $839        $882
Motorcoaches                       1,601        574         193
General corporate                    440        387         375
                                -------------------------------
Total interest expense            $2,961     $1,800      $1,450
                                -------------------------------
Provision for income taxes
Trailers                          $3,516     $4,108      $1,939
Motorcoaches                       1,060        131         291
General corporate                 (2,239)    (2,050)     (1,668)
                                -------------------------------
Total provision for income taxes  $2,337     $2,189        $562
                                -------------------------------

Identifiable assets
Trailers                         $41,605    $39,491     $31,708
Motorcoaches                      54,430     21,882      13,646
General corporate assets          10,753     14,135       8,180
                                -------------------------------
Total assets as reported        $106,788    $75,508     $53,534
                                -------------------------------
Capital expenditures
Trailers                          $1,120     $1,382      $1,034
Motorcoaches                         881        588          18
Corporate                          1,033      1,003         491
                                -------------------------------
Total capital expenditures        $3,034     $2,973      $1,543
                                -------------------------------

                                    1998       1997        1996
                                -------------------------------
Depreciation and amortization
Trailers                          $1,072       $713       $ 945
Motorcoaches                         546        270         106
Corporate                            503        627         403
                                -------------------------------
Total depreciation and
 amortization                     $2,121     $1,610      $1,454
                                -------------------------------

Information of geographic information:

Revenues                            1998       1997        1996
                                -------------------------------
United States                   $186,197   $129,569     $94,660
Canada and Other Regions           4,677      4,818       4,669
                                -------------------------------
Consolidated                    $190,874   $134,387     $99,329
                                ===============================
Long-lived assets
United States                    $32,266    $25,228     $19,685
Canada and Other Regions               -          -           -
                                -------------------------------
Consolidated                     $32,266    $25,228     $19,685
                                ===============================

     The accounting policies applied to determine segment information are the same as those described in the summary of significant accounting policies.

     Management evaluates the performance of each segment based on profit or loss from operations before income taxes, exclusive of non-recurring gains or losses.

Report of Independent Auditors

To the Board of Directors
Featherlite, Inc.
Cresco, Iowa

    We have audited the accompanying consolidated balance sheets of Featherlite, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in shareholders' investment, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Featherlite, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


                                                        McGLADREY & PULLEN, LLP

Rochester, Minnesota
February 8, 1999

CORPORATE OFFICERS
Conrad D. Clement
President and Chief
Executive Officer

Jeffery A. Mason
Chief Financial Officer

Tracy J. Clement
Executive Vice President
Gary H. Ihrke
Vice President Operations and Secretary

Eric P. Clement
Vice President Sales

Steven J. Sheldon
Vice President Specialty
Transporters

Brendan Delehanty
Vice President Vogue
Division

Larry D. Clement
Treasurer

Norm Allen
Vice President Vantare Division

Charles Dorrity
Vice President Cresco
Operations

BOARD OF DIRECTORS
Conrad D. Clement
Chairman of the Board

Jeffery A. Mason

Tracy J. Clement

Donald R. Brattain (1)(2)
President, Brattain & Associates - Private Investment Firm

Thomas J. Winkel (1)(2)
Financial and Management Consultant

Kenneth D. Larson (1)(2)
Retired President and Chief Operating Officer
Polaris Industries, Inc.

John H. Thomson (1)(2)
Chairman
Cresco Union Savings Bank

(1) member compensation committee
(2) member audit committee

REGISTRAR AND STOCK TRANSFER AGENT
Firstar Trust Company
Milwaukee, WI

INDEPENDENT AUDITORS
McGladrey & Pullen, LLP
Rochester, MN

GENERAL COUNSEL
Fredrikson & Byron, P.A.
Minneapolis, MN

ANNUAL MEETING
The Featherlite, Inc,
annual meeting will take place on May 12, 1999 at Corporate Headquarters at 7 p.m. Plant tours at 4 p.m.

AVAILABILITY OF 10-K
A copy of the Company's 1998 Annual Report on Form 10-K filed with the Securities and Exchange Commission will be made available to interested shareholders without charge upon written request to the Company or by calling Investor Relations at (319) 547-6000 or fax (319) 547-6099.

STOCK MARKET INFORMATION
The Nasdaq Stock Market Symbol: FTHR As of February 15, 1999, there were approximately 222 shareholders of record and approximately 2100 beneficial shareholders.