Form 10-K405, Exhibit 13
period 1999-12-31
FEATHERLITE INC
filed 2000-03-28
CIK 928064

Selected Financial Information


SELECTED FINANCIAL INFORMATION (In thousands, except per share and stock price data)

-------------------------------------------------------------------------------------------------------------
FIVE YEARS ENDED DECEMBER 31,                             1999       1998        1997         1996       1995
-------------------------------------------------------------------------------------------------------------
Statement of Income Data:
     Net sales                                        $226,108   $190,874    $134,387    $  99,329   $ 69,159
     Cost of goods sold                                190,065    160,364     111,764       84,643     58,673
-------------------------------------------------------------------------------------------------------------
     Gross profit                                       36,043     30,510      22,623       14,686     10,486
     Selling and administrative expenses                27,094     22,385      15,998       12,492      9,993
-------------------------------------------------------------------------------------------------------------
     Operating income                                    8,949      8,125       6,625        2,194        493
     Interest expense                                   (3,768)    (2,961)     (1,800)      (1,450)      (799)
     Other income, net                                   1,229        823         646          660      1,478
-------------------------------------------------------------------------------------------------------------
     Income before taxes                                 6,410      5,987       5,471        1,404      1,172
     Provision for Income taxes                          2,436      2,337       2,189          562        471
-------------------------------------------------------------------------------------------------------------
     Net income                                       $  3,974   $  3,650    $  3,282    $     842   $    701

Net income per share - basic & diluted                $   0.61   $   0.56    $   0.52    $    0.13   $   0.12
=============================================================================================================
Cash distributions for taxes*                         $      -   $      -    $      -    $       -   $    305
=============================================================================================================
Weighted average common shares outstanding
     Basic                                               6,506      6,462       6,255        6,106      5,955
     Diluted                                             6,545      6,559       6,314        6,107      6,006
=============================================================================================================


Balance Sheet Data (End of Period)                        1999       1998        1997         1996       1995
-------------------------------------------------------------------------------------------------------------
     Working capital                                  $ 32,065   $ 29,163    $ 21,643    $  15,165    $15,360
     Total assets                                      119,784    106,788      75,508       53,534     46,084
     Total long-term debt, net current maturities       30,563     30,914      22,075       13,346     15,194
     Total shareholders' investment                     33,726     29,543      23,877       20,595     17,953




-------------------------------------------------------------------------------------------------------------------
Quarterly Financial Data (Unaudited)
                                                                      Net Income Per Share        Closing Stock Price
                                 Gross       Operating     Net       --------------------        --------------------
                   Net Sales     Profit       Income      Income     Basic        Diluted          High            Low
--------------------------------------------------------------------------------------------------------------------------
1999
----
First Quarter     $59,422       $9,697       $3,062       $1,543        $0.24          $0.24          $6.63         $5.25
Second Quarter     56,295        8,820        2,370        1,010         0.15           0.15           7.00          5.13
Third Quarter      53,939        9,131        2,102        1,046         0.16           0.16           7.25          5.06
Fourth Quarter     56,452        8,395        1,415          375         0.06           0.06           7.00          4.91

--------------------------------------------------------------------------------------------------------------------------
1998
----
First Quarter     $41,742       $6,917       $2,256       $1,141        $0.18          $0.18          $9.00         $7.38
Second Quarter     49,294        7,389        2,113        1,005         0.16           0.15          12.50         $8.13
Third Quarter      48,895        7,529        1,630          524         0.08           0.08          12.38         $7.56
Fourth Quarter     50,943        8,675        2,126          980         0.15           0.15           7.63         $4.00

--------------------------------------------------------------------------------------------------------------------------


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

                     Management's Discussion and Analysis>

         The following discussion pertains to the Company's results of operations and financial condition, including information on the Company's two principal business segments as set forth in Note 12 to the Consolidated Financial Statements for the years ended December 31, 1999, 1998 and 1997.

Results of Operations
1999 vs. 1998

         Sales in 1999 increased by 18.5% to $226.1 million compared to the $190.9 million recorded in 1998, as a result of increased volume in each of the Company's business segments and the full year effect of the acquisition of Mitchell Motor Coach Sales, Inc. (Mitchell), which was consummated in 1998. Trailer segment sales increased by 4% primarily due to greater sales of car/racecar and specialty transporters and horse trailers. This increase was offset by lower sales of livestock trailers because of economic difficulties that began in 1998 in the farm and agricultural economy. Motorcoach segment sales increased by 39% as the result of increased demand for both new and used motorcoach units as well as the full year effect of the Mitchell acquisition. There were no overall price increases on the Company's products in 1999 although there were selective increases on certain products.

         Gross profit margin in 1999 increased by 18.1% to $36.0 million from $30.5 million in 1998, due to increased sales levels in both business segments. As a percentage of sales, consolidated gross profit margin was 15.9% in 1999 and 16.0% in 1998. Trailer segment gross profit margins increased by almost one percentage point as the result of lower aluminum costs as well as improvements realized by continuing efforts to re-engineer and improve production methods. Motorcoach segment margins declined by .3 percentage points in 1999 from 1998 primarily due to changes in sales mix.

         Selling, delivery and administration expenses increased in total in 1999 by $4.7 million and as a percentage of sales to 12.0% from 11.7%. This increase was primarily due to additional advertising and marketing costs and increased personnel costs related to the expanding motorcoach segment as well as the full year effect of the Mitchell acquisition.

         Interest expense increased by 27% in 1999 over 1998 due to increased borrowings for working capital and capital expenditures as well as higher average interest rates in 1999. Interest expense related to the trailer segment decreased by $412,000 in 1999 while it increased in the motorcoach segment by $1.3 million. Other income increased by $406,000 in 1999 primarily due to increased gains of $303,000 on sales of aircraft and other property in 1999 over 1998.

         Income before taxes increased $423,000 or 7% in 1999 over 1998, primarily due to the strong performance of the trailer segment. After allocation of corporate selling and administrative expenses, trailer segment income before taxes was up by $1.8 million while motorcoach segment income before taxes declined by $2.0 million for the reasons discussed above. Unallocated corporate expenses were $524,000 lower in 1999 than 1998 due to the increased gains on aircraft sales in 1999.

         The provision for income tax rate was reduced to 38% in 1999 compared with 40% in 1998. This reduction was due to certain job related credits realized in 1999 as a result the Company's activities in the state of Oklahoma.

1998 vs. 1997

         Sales for 1998 increased by 42% to $190.5 million from a level of $134.4 million in 1997. This increase was the result of growth in both the trailer and motorcoach segments as well as the acquisition of Mitchell Motorcoach Sales, Inc. (Mitchell) in May, 1998. Trailer segment sales increased by 13% in 1998, including increases in all product lines except livestock trailers which declined slightly due to economic difficulties faced by family farm owners and unfavorable livestock prices. A portion of the trailer segment sales increase in 1998 was the result of price increases ranging from 2-5% introduced in that year. Motorcoach segment sales in 1998 increased by $43.2 million or 124% over 1997, including sales of $23 million related to the Vogue brand which was acquired from Mitchell.

         Gross profit in 1998 increased by 35% to $30.5 million from $22.6 million in 1997. This was primarily the result of the expanded sales volume in both business segments. As a percentage of sales, gross profit declined to 16.0% in 1998 compared to 16.8% in 1997. This decrease in the gross profit percentage was due mainly to the impact of the Vogue Division operations since it was acquired. Trailer segment gross margin percentage was reduced in 1998 from increased labor and overhead costs not fully covered by price increases and efficiency improvements. Motorcoach segment gross profit margin percentage improved in 1998 due to improvements in margin percentages realized in the Vantare Division. These improvements were partially offset by lower than normal gross profit margins on Featherlite Vogue(TM) motorcoaches, many of which were sold at prices established before the acquisition of Mitchell. Used motorcoach sales also had a dampening impact on the gross profit margin percentage as they have a lower than average gross profit.

         Selling and administrative expenses increased by $6.4 million in 1998 compared to 1997, but decreased as a percentage of sales to 11.7% in 1998 from 11.9% in 1997. This increase included $2.1 million for the trailer segment and $4.1 million for the motorcoach segment and was due to greater personnel costs as the organization continued to grow internally as well as through acquisitions, and increased advertising and promotion costs to stimulate sales and other increases consistent with the Company's sales growth.

         Interest expense increased by $1.2 million in 1998 over 1997. Substantially all of this increase related to the motorcoach segment which required increased borrowings to support working capital growth in this segment. Interest expense for the trailer segment increased by less than $100,000.

         Other income was higher in 1998 than 1997 due to more fees received for arranging retail finance contracts with finance companies. Gains on aircraft and other property sales that are included in this caption were about the same amounts in 1998 and 1997.

         Income before taxes increased by $516,000, or almost 9% in 1998 compared to 1997, mainly due to the improved operating results of the motorcoach segment as discussed above. After allocation of corporate selling and administrative costs, the trailer segment's profit contribution decreased by $1.4 million and the motorcoach segment's profit contribution improved by $1.9 million. Unallocated corporate administrative expenses remained about the same in 1998 as 1997.

Forward-looking Information and Risks

         Certain statements in this section and elsewhere in this report and in the Company's Form 10-K and other filings with the SEC, are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. The words "expect," "anticipate," "intend," "project," and similar words and expressions are intended to identify forward-looking statements. These statements speak only as of the date of this annual report. The statements are based on current expectation, are inherently uncertain, are subject to risks, and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including but not limited to: product demand and acceptance of products in each segment of the Company's markets, fluctuations in the price of aluminum, competition, facilities utilization, the availability of additional capital required for growth and certain other unanticipated events and conditions. It is not possible to foresee or identify all such factors. The Company makes no commitment to update any forward-looking statement or to disclose any facts, events, or circumstances after the date hereof that may affect the accuracy of any forward-looking statement.

         Sales are expected to improve in both business segments in the year 2000. The Company believes its name recognition and close affiliation with the motorsports industry will continue to have a positive impact on its sales of specialty trailers, transporters and luxury motorcoaches. With more than 75% of its revenue from end users in motorsports and leisure and entertainment categories, which also includes horse trailers, and with its strong position in the livestock trailer market, the Company believes it is strategically well-positioned to benefit from growth in these markets. The Company introduced nine new models of horse and car trailers during 1999 and will continue to add new models in 2000. New luxury coach models will also be added to the Featherlite Vogue(TM) product line during the year. In 1999, the Company combined the Vantare and Vogue Divisions into the Featherlite Luxury Coach Division. In 2000 this consolidation is expected to achieve a unified sales and marketing thrust for all motorcoach products.

         There are a number of risk factors related to the future operating results of the Company, including the following:

1. Aluminum is a commodity that is traded daily on the commodity markets and fluctuates in price. The average Midwest delivered cash price per pound for ingot aluminum during the three years ended December 31, 1999, as reported to the Company by its suppliers, was $.66 in 1999, $.66 in 1998 and $.78 in 1997. The Company's cost of aluminum varies from these market prices due to vendor processing charges, timing of purchases, contractual commitments with suppliers for specific prices and other factors. The Company has obtained commitments from suppliers to provide, at an agreed upon fixed price, substantially all of its anticipated requirements for 2000, which eliminates the risk of aluminum cost fluctuations for next year. If the Company is unable to obtain such commitments from suppliers or otherwise reduce the price risk related to purchases of aluminum in years beyond 2000, this could have an adverse impact on the Company's operating results if the cost of aluminum increases significantly above levels "locked-in" for 2000. The company does not engage in hedging transactions or other use of derivatives in connection with its operations.

2. There is a risk related to losing a major supplier of aluminum. In the past this risk has been relatively nominal as there have been alternate sources of supply. In recent years, the number of alternate sources of supply have been reduced due to mergers within the aluminum industry. Also, it may take a little longer to replace an extruded aluminum supplier due to the fact that dies are required and would have to be made. The Company routinely tries to keep at least three suppliers of each shape so it has a backup supplier if necessary.

3. There is a risk related to the loss or interruption in the supply of bus conversion shells from the Company's sole supplier of these shells. The Company purchases all of its bus conversion shells from Prevost Car Company located in Canada. The Company does have insurance to cover certain losses it may sustain due to fire or other catastrophe at Prevost's plant and it may be able to purchase shells from other manufacturers if necessary.

4. The Company uses one subcontractor to provide paint and graphic design work to meet customer specifications on certain custom trailers and specialty transporters. There is a risk to the timely delivery of these trailers if there would be an unforeseen interruption in the subcontractor's ability to provide these services or if the customer delays providing the specifications to the subcontractor.

5. The Company has made increased use of leverage and incurred greater interest and related expenses in each of the three years ended December 31, 1999. Increased debt has been incurred in connection with financing operations and facilities expansions at the Featherlite Luxury Coach Division as well as financing its increased working capital requirements. The Company may not be able to increase its current borrowing limits for working capital or obtain additional funding for future capital expenditures without the consent of its primary lender due to certain loan covenants related to leverage and fixed charge coverage. Increased leverage and related expenses create a risk to future operating results of the Company.

6. Featherlite is exposed to market risks related to changes in U.S. and International interest rates. Substantially all of the Company's debt bears interest at a variable rate. To a limited extent, the Company manages its interest rate risk through the use of interest rate swaps. As of December 31, 1999, the fair value of interest rate swaps with a notional amount of $4.0 million was approximately $150,000. An increase in interest rates by one percentage point would reduce the Company's future annual net income by approximately $300,000 at current debt levels.

Impact of Year 2000

         The Company has completed readying its hardware and software programs in its information technology (IT) and non-IT systems for the year 2000. The cost of making these changes was approximately $70,000. All of the Company's hardware and software have been properly using the year 2000 dates since December 31, 1999. The Company is not aware of any significant problems associated with year 2000 issues that would adversely impact it and has not had any problems related to the procurement of materials and supplies from vendors or obtaining orders from its dealers.

Liquidity and Capital Resources

         In 1999 the Company's cash flow from operations before working capital changes increased to $6.3 million from $6.0 million in 1998. This improvement resulted from an increase of $300,000 in net income in 1999 over 1998. This operating cash flow was utilized to finance substantially all of the Company's increased investment in working capital in 1999, including a $13.3 million increase in inventories. This 21% increase in inventories is slightly higher than the rate of increase in total sales in 1999, and substantially all of this growth occurred in the motorcoach segment that had an overall sales increase of 39% in 1999. The Company expects this trend may continue as its total sales continue to increase.

         The Company has two external lines of credit to supplement its internally generated cash flow. The Company has a revolving loan agreement with Firstar Bank, Milwaukee, WI (Firstar) which expires in September 2002 and provides a working capital line of credit equal to the lesser of $25 million or a defined percentage of eligible trade accounts receivable and inventory. The borrowings under this line averaged $15.8 million in 1999. At December 31, 1999, $25.0 million was available to borrow on this line and $17.7 million was outstanding. The Company also has a wholesale finance agreement with a financial services company that provides up to $23.7 million in financing for new and used motorcoaches held in inventory. Borrowings against this line averaged $19.7 million in 1999 and at December 31, 1999, $22.9 million was outstanding. Both of these lines of credit contain financial covenants which the Company must comply with as discussed in Note 5 to Consolidated Financial Statements. The Company was in compliance with these covenants at December 31, 1999.

         The Company's capital expenditures for plant and equipment totaled $6.1 million in 1999, including $4.6 million for the Sales and Service Center in Sanford, Florida. These expenditures were primarily financed with additional borrowings from banks as discussed in Note 5 to the Consolidated Financial Statements. The Company also has available through Firstar various term notes totaling $3 million to finance future real estate projects and equipment. As of December 31, 1999, $835,000 was borrowed on these notes. In the fourth quarter of 1999, the Company sold an aircraft for $2.9 million and paid off related debt of a similar amount. It is expected that another aircraft of comparable cost will be acquired in the first quarter of 2000 and will be financed with bank borrowings. The Company has made a commitment to the City of Cresco to construct a hanger facility at a cost of approximately $300,000 as part of an airport expansion project expected to be completed in 2000. The Company is also considering the addition of manufacturing and warehouse facilities at its Cresco location at an approximate cost of $3 million, including equipment. These projects, if commenced, would begin in the last half of the year 2000, pending the approval of bank financing.

         The Company believes that its current cash balances, cash generated from operations and available borrowing capacity will be sufficient to fund operations and capital requirements for the next year. Significant growth of the Company may necessitate additional sources of financing if such funding cannot be arranged with the Company's current lenders. Such funding may be in the form of debt, debt with equity features or a secondary offering of common stock. No assurance can be given that such funding will be available to the Company.

         As discussed in Note 6 to Consolidated Financial Statements, the Company is contingently liable under certain dealer floor plan and retail financing arrangements. These contingent liabilities total approximately $14.5 million at December 31, 1999. Also, the Company is self-insured for a portion of certain health benefit and workers' compensation insurance claims. At December 31, 1999, the Company's maximum annual exposure under these programs was approximately $4.0 million. The Company has obtained an irrevocable standby letter of credit in the amount of $1.7 million in favor of the workers' compensation claim administrator.

         In October 1997, the Company signed a joint venture agreement with GMR Marketing to form Featherlite/GMR Sports Group, LLC. In January 2000, GMR purchased the Company's interest in the joint venture in an amount equal to the Company's capital contributions and terminated the joint venture relationship.

         The Company leases certain office and production facilities and vehicles under various leases that expire at varying dates through fiscal year 2011 as described more fully in Note 6 to Consolidated Financial Statements. Minimum lease payments for 2000 are expected to total $1.1 million. The Company may lease a new sales and service center in North Carolina in 2000 from an entity owned by Conrad Clement, Tracy Clement and Eric Clement, principal shareholders of the Company. This would replace another facility now being leased and would be used for selling new and used motorcoaches and to provide maintenance services for motorcoaches and Featherlite trailers and transporters. The terms and conditions of this lease have not yet been finalized but are expected to be comparable to those of the existing facility lease. It is expected this facility will be completed in the second half of 2000.

         The Company is the subject of an Internal Revenue Service examination for the years ended December 31, 1995, 1996 and 1997. The IRS has proposed adjustments related to the treatment of various incentive grants received in connection with the Company's building expansion in prior years. The Company believes its position is valid and intends to vigorously defend it. Any additional tax due will result in the creation of a current tax liability and a reduction in deferred tax liabilities.

         For the foreseeable future, the Company does not plan to pay dividends but instead will follow the policy of reinvesting earnings in order to finance the expansion and development of its business. As discussed in Note 5 to Consolidated Financial Statements, the Company is a party to certain loan agreements which prohibit the payment of dividends without the lender's consent.

                                 Balance Sheets


Featherlite, Inc.
Consolidated Balance Sheets
December 31, 1999 and 1998
(In thousands)                                                     1999                    1998
-----------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
     Cash                                                    $      248              $     188
     Receivables                                                  8,915                 10,332
     Inventories                                                 74,632                 61,373
     Prepaid expenses                                             1,547                  1,522
     Deferred income taxes                                        1,159                  1,107
----------------------------------------------------------------------------------------------
     Total current assets                                        86,501                 74,522
----------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT:
     Land and improvements                                        4,477                  3,042
     Buildings and improvements                                  11,662                  8,887
     Machinery and equipment                                     13,256                 11,763
----------------------------------------------------------------------------------------------
                                                                 29,395                 23,692
     Less - accumulated depreciation                             (9,515)                (7,824)
----------------------------------------------------------------------------------------------
     Net property and equipment                                  19,880                 15,868
----------------------------------------------------------------------------------------------
GOODWILL AND OTHER ASSETS, net                                   13,403                 16,398
----------------------------------------------------------------------------------------------
                                                               $119,784              $ 106,788
==============================================================================================
LIABILITIES AND SHAREHOLDERS' INVESTMENT

CURRENT LIABILITIES:
     Current maturities of long-term debt                     $   1,770               $  1,241
     Other notes payable                                         22,919                 17,936
     Trade accounts payable                                      18,664                 18,221
     Accrued liabilities                                          6,405                  5,720
     Customer deposits                                            4,678                  2,241
----------------------------------------------------------------------------------------------
     Total current liabilities                                   54,436                 45,359
----------------------------------------------------------------------------------------------
LONG-TERM DEBT:
     Bank line of credit                                         17,740                 17,939
     Other debt, net of current maturities                       12,823                 12,975
----------------------------------------------------------------------------------------------
     Total long-term debt                                        30,563                 30,914
----------------------------------------------------------------------------------------------
DEFERRED GRANT INCOME                                               120                    164
DEFERRED INCOME TAXES                                               939                    808
----------------------------------------------------------------------------------------------
CONTINGENCIES AND COMMITMENTS (Note 6)
SHAREHOLDERS' INVESTMENT
     Common stock - 6,510 and 6,475 shares outstanding           16,445                 16,236
     Additional paid-in capital                                   4,062                  4,062
     Retained earnings                                           13,219                  9,245
----------------------------------------------------------------------------------------------
     Total shareholders' investment                              33,726                 29,543
----------------------------------------------------------------------------------------------
                                                             $  119,784               $106,788
==============================================================================================
The accompanying notes are an integral part of these consolidated balance sheets.


             Statements of Operations And Shareholders' Investment

Featherlite, Inc.
Consolidated Statements of Operations
For the years ended December 31, 1999,
1998 and 1997 (In thousands, except per share data)


                                                                 1999              1998           1997
---------------------------------------------------------------------------------------------------------
Net sales                                                    $   226,108         $ 190,874       $134,387
Cost of sales                                                    190,065           160,364        111,764
---------------------------------------------------------------------------------------------------------
     Gross profit                                                36,043            30,510          22,623
Selling, general and administrative expenses                     26,574            21,999          15,794
Amortization of intangibles                                         520               386             204
---------------------------------------------------------------------------------------------------------
     Income from operations                                       8,949             8,125           6,625
---------------------------------------------------------------------------------------------------------
Other income (expense):
     Interest expense                                            (3,768)           (2,961)         (1,800)
     Gain on aircraft and property sales                            434               133             264
     Other income, net                                              795               690             382
---------------------------------------------------------------------------------------------------------
         Total other expense                                     (2,539)           (2,138)         (1,154)
---------------------------------------------------------------------------------------------------------
     Income before taxes                                          6,410             5,987           5,471
     Provision for income taxes                                   2,436             2,337           2,189
---------------------------------------------------------------------------------------------------------
         Net income                                          $    3,974          $  3,650        $  3,282
=========================================================================================================
Net income per share (basic and diluted)                     $     0.61          $   0.56        $   0.52
=========================================================================================================


Consolidated Statements of Shareholders' Investment
For the years ended December 31, 1999, 1998 and 1997
(In thousands)


                                                   --Common Stock--
----------------------------------------------------------------------------------------------------------
                                              Outstanding                       Additional        Retained
                                                Shares            Amount    Paid in Capital       Earnings
----------------------------------------------------------------------------------------------------------
Balance December 31, 1996                       6,255            $14,220            $4,062      $    2,313

     Net income for the period                                                                       3,282
----------------------------------------------------------------------------------------------------------
Balance December 31, 1997                       6,255            $14,220            $4,062      $    5,595

     Net income for the period                                                                       3,650
     Issuance of common stock                     220              2,016
----------------------------------------------------------------------------------------------------------
Balance December 31, 1998                       6,475            $16,236            $4,062      $    9,245

     Net income for the period                                                                       3,974
     Issuance of common stock                      35                209
----------------------------------------------------------------------------------------------------------
Balance December 31, 1999                       6,510            $16,445            $4,062      $   13,219
==========================================================================================================
  The accompanying notes are an integral part of these consolidated financial statements.

                            Statements of Cash Flows

Featherlite, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 1999, 1998 and 1997
(In thousands)

                                                                             1999              1998            1997
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES:
     Net income                                                             $3,974            $3,650           $3,282
     Adjustments to reconcile net income to net cash from (used for)
        operating activities -
         Depreciation and amortization                                       2,483             2,121            1,610
         Amortization of prepaid advertising                                   277               287              254
         Grant income                                                          (44)              (73)             (73)
         Provision for deferred taxes                                           79               152             (260)
         Gain on sales of aircraft and other property                         (434)             (133)            (264)
         Changes in current operating items, net of effect of
           business acquisitions
              Receivables                                                    1,417            (3,179)            (268)
              Inventories                                                  (13,479)          (10,698)         (15,093)
              Prepaid expenses                                                 (76)             (144)             104
              Trade accounts payable                                           443              (278)           2,208
              Accrued liabilities                                              685               616            1,400
              Customer deposits                                              2,437            (3,197)           1,428
              Income taxes payable                                               -              (870)             630
-----------------------------------------------------------------------------------------------------------------------
     Net cash used for operations                                           (2,238)          (11,746)          (5,042)
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:
     Acquisition of business, net of cash acquired                               -              (374)               -
     Investment in joint venture, net of equity in earnings                    (35)                9              (11)
     Purchases of property and equipment                                    (6,071)           (3,034)          (2,973)
     Proceeds from sale of equipment and facilities                            303               487               57
     Purchase of aircraft for resale                                        (7,513)           (2,901)          (6,839)
     Proceeds from sale of aircraft                                         10,482             3,074            3,166
-----------------------------------------------------------------------------------------------------------------------
     Net cash used for investing activities                                 (2,834)           (2,739)          (6,600)
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES:
     Net borrowings on other notes payable                                   4,983             4,157            4,288
     Net borrowings (repayments) on bank line of credit                       (199)            8,138              700
     Proceeds from other long-term debt                                     11,965            10,857           12,641
     Repayment of other long-term debt                                     (11,588)          (10,115)          (4,611)
     Payment of loan acquisition costs                                         (88)                -                -
     Proceeds from issuance of common stock                                     59                 4                -
-----------------------------------------------------------------------------------------------------------------------
     Net cash from financing activities                                      5,132            13,041           13,018
-----------------------------------------------------------------------------------------------------------------------
     Net cash increase (decrease) for period                                    60            (1,444)           1,376
Cash, beginning of the period                                                  188             1,632              256
-----------------------------------------------------------------------------------------------------------------------
Cash, end of the period                                                     $  248            $  188           $1,632
=======================================================================================================================
Supplemental disclosures:
     Interest payments, including $111 capitalized in 1999                  $3,820            $2,810           $1,675
     Trailers exchanged for advertising                                         32               419              664
     Income tax payments                                                     2,357             3,206            1,819
-----------------------------------------------------------------------------------------------------------------------
     Acquisition of business
         Fair value of assets acquired                                           -           (18,639)               -
         Liabilities assumed                                                     -            16,253                -
         Issuance of common stock                                                -             2,012                -
-----------------------------------------------------------------------------------------------------------------------
         Cash used                                                          $    -            $ (374)          $    -
-----------------------------------------------------------------------------------------------------------------------
  The accompanying notes are an integral part of these consolidated financial statements.

                   Notes to Consolidated Financial Statements

Note 1. Nature of Business

         Featherlite, Inc. is engaged in the manufacture and distribution of various types of specialty trailers and luxury motorcoaches as well as related parts and accessories. Trailers are primarily sold to authorized dealers throughout the United States and Canada. Terms and conditions for business are defined by standard agreements with each authorized dealer. Luxury motorcoaches are primarily sold directly to end-user customers. Featherlite Aviation Company, a wholly-owned subsidiary, is involved in the purchase and resale of used business class aircraft.

Note 2.  Summary of Significant Accounting Policies

         Principles of Consolidation: The consolidated financial statements include the accounts of Featherlite, Inc. and its wholly-owned subsidiary, Featherlite Aviation Company, which are referred to herein as the Company. All material intercompany accounts and transactions are eliminated in consolidation.

         Fair Values of Financial Instruments: The carrying values of cash, accounts receivable and payable, short-term debt and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The carrying value of long-term debt, including current maturities, approximates its fair value because the related interest rates either fluctuate with the lending bank's current prime rate or approximate current rates of debt of a similar nature or maturity.

         Financial Statement Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. The more significant estimates are used for such items as: valuation of used trailer and motorcoach inventory, depreciable lives of property and equipment, allowance for doubtful accounts, and reserves for excess inventory, warranty and self insurance. As better information becomes available or as actual amounts are determinable, the recorded estimates are revised. Ultimate results could differ from these estimates.

         Concentrations: The Company purchases all of its conversion motorcoach shells from one supplier. Although there are a limited number of manufacturers of motorcoach shells, management believes that the other suppliers could provide similar shells on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

         Receivables: Receivables are stated net of an allowance for doubtful accounts of $65,000 and $143,000 at December 31, 1999 and 1998, respectively.

         Inventories: Inventories are stated at the lower of cost, as determined on a first-in, first-out (FIFO) basis, or market and includes materials, labor and overhead costs. Inventories were as follows at December 31, 1999 and 1998 (in thousands):

                                        1999               1998
---------------------------------------------------------------
Raw materials                        $14,195            $12,571
Work in progress                      21,476             18,817
Finished trailers/motorcoaches        38,961             29,985
---------------------------------------------------------------
     Total                           $74,632            $61,373
===============================================================

Property and Equipment: Property and equipment are stated at cost, while repair and maintenance items are charged to expense as incurred. Depreciation is provided for financial reporting purposes using straight-line and accelerated methods over estimated useful lives of 31 to 39 years for buildings and improvements, 15 years for land improvements and 5 to 7 years for machinery and equipment.

         Long-lived Assets: The Company assesses long-lived assets for impairment under SFAS Statement No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of." Under those rules, property and equipment, goodwill associated with assets acquired in a purchase business combination, idle facilities held for sale and any other long-lived assets are included in the impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets many not be recoverable.

         Product Warranty: The Company's products are covered by product warranties ranging from one to six years after the date sale. At the time of sale, the Company recognizes estimated warranty costs, based on prior history and expected future claims, by a charge to cost of sales.

         Revenue Recognition: The Company recognizes revenue from the sale of trailers and motorcoaches when title and risks of ownership are transferred to the customer, which generally is upon shipment or customer pick-up. A customer may be invoiced for and receive title prior to taking physical possession when the customer has made a fixed, written commitment to purchase, the trailer or motorcoach has been completed and is available for pick-up or delivery, and the customer has requested the Company to hold the trailer or motorcoach until the customer determines the most economical means of taking physical possession. Upon such a request, the Company has no further obligation except to segregate the trailer or motorcoach, issue its Manufacturer's Statement of Origin, invoice the customer under normal billing and credit terms and hold for a short period of time as is customary in the industry, until pick-up or delivery. Products are built to customer specification and no right of return or exchange privileges are granted. Accordingly, no provision for sales allowances or returns is recorded.

         Revenue from sales of parts is recognized when the part has been shipped. Revenue from the delivery and servicing of trailers and motorcoaches is recognized when the service is performed.

         Delivery Income (Expenses): The Company delivers completed trailers to its customers. Delivery revenue is included in net sales in the accompanying consolidated statements of operations and was $3.2 million, $2.6 million, and $2.5 million for 1999, 1998, and 1997, respectively. The corresponding delivery expense is included in selling, general and administrative expenses and was $3.7 million in 1999, $3.2 million in 1998, and $2.7 million in 1997.

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

Note 3.  Goodwill and Other Assets

         Goodwill and other assets consist of the following at December 31, 1999 and 1998 (in thousands):

                                        1999               1998
                                        -----------------------
Goodwill, net                       $  8,955           $  9,126
Aircraft held for resale               4,088              6,676
Property held for sale                    76                231
Advertising and other                    284                365
---------------------------------------------------------------
     Total                          $13,403            $ 16,398
===============================================================

         Goodwill: As discussed in Note 11, the excess of the total acquisition cost of Vantare International, Inc. (Vantare) and Mitchell Motorcoach Sales, Inc. (Vogue) and other prior acquisitions, over the fair value of the net assets acquired is being amortized on a straight-line basis over periods of up to 20 years. Amortization was $510,000 in 1999, $386,000 in 1998 and $197,000 in 1997
and accumulated amortization was $1.2 million and $696,000 as of December 31, 1999 and 1998, respectively.

         Aircraft Held for Resale: The Company is a licensed aircraft dealer and markets used business-class aircraft. Aircraft purchased for resale are stated at cost. The Company periodically evaluates the aircraft's net realizable value and, if necessary, adjusts the carrying value. Gain or loss on the sale of aircraft is included in other income (expense) during the period in which the aircraft is sold. Aircraft held by the Company for resale are classified as noncurrent as prior history indicates the aircraft may not be sold within twelve months.

         Property Held for Sale: The Company owns land and buildings at a site that was previously used as its corporate headquarters and delivery/maintenance facility. The net book value of these facilities was previously reclassified from property and equipment to property held for sale, net of a provision to reduce the facilities to their net realizable value. Depreciation of these facilities ended at the time of reclassification. In 1998, a substantial part of the property was sold on a contract for deed which was paid in full in 1999. The remaining balance represents land and a warehouse.

         Advertising and Other: The Company exchanged trailers and coaches for future personal service, promotional and advertising services of an equivalent value. These contracts were capitalized and are being amortized over the period the services will be rendered. Amortization of these agreements to advertising expense was $277,000 in 1999; $287,000 in 1998; and $254,000 in 1997. Total
advertising expense was $2.2 million in 1999; $2.0 million in 1998; and $1.4 million in 1997.

         New Accounting Pronouncement: In June 1998, the Financial Accounting Standards Board Released Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 also required that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains or losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No.133 (as amended) is effective for all quarters of fiscal years beginning after June 15, 2000. While the Company does not expect the adoption to materially impact its results of operations or financial position, adoption of SFAS No. 133 could increase volatility in earnings for periods subsequent to adoption.

Note 4:  Income Tax Matters

         The components of the income tax provision for the years ended December 31, 1999, 1998 and 1997 are as follows (in thousands):

                             1999            1998         1997
--------------------------------------------------------------
Current
     Federal               $2,107          $1,962     $ 2,145
     State                    250             223         304
-------------------------------------------------------------
     Total                 $2,357          $2,185     $ 2,449
-------------------------------------------------------------
Deferred
     Federal                  $70            $137     $  (229)
     State                      9              15         (31)
-------------------------------------------------------------
                               79             152        (260)
-------------------------------------------------------------
     Total                 $2,436          $2,337      $2,189
=============================================================

         A reconciliation of the provision for income taxes at the federal statutory rate to the provision for income taxes in the consolidated financial statements for the years ended December 31, 1999, 1998 and 1997 is as follows (in thousands):

                             1999            1998         1997
--------------------------------------------------------------
Provision at federal
statutory rate             $2,179          $2,036       $1,910

State income taxes, net
of Federal income tax
benefit                       171             187          253

Other                          86             114           26
--------------------------------------------------------------
     Total                 $2,436          $2,337       $2,189
==============================================================

         Deferred tax assets and liabilities consist of the following components as of December 31, 1999 and 1998 (in thousands):

                                            1999         1998
-------------------------------------------------------------
Non-current deferred tax liabilities:
     Depreciation                        $  (939)    $   (808)
-------------------------------------------------------------
Current deferred tax assets:
     Accrued expenses                        479         480
     Accrued warranty reserve                363         289
     Inventory allowances                    253         261
     Receivable allowances                    64          77
------------------------------------------------------------
     Total current                         1,159       1,107
------------------------------------------------------------
     Net deferred tax asset              $   220     $   299
============================================================

         The Company's income tax returns for the years ended December 31, 1997, 1996 and 1995 have been examined by the Internal Revenue Service (IRS). The IRS has proposed adjustments related to the treatment of various incentive grants received in connection with the Company's building expansion in prior years. The Company believes its position is valid and intends to vigorously defend it. No assurance can be given that the Company will be successful in sustaining its treatment of these grants. Any additional tax will result the creation of a current income tax liability and a reduction in the deferred income tax liability.

Note 5.  Financing Arrangements

         Other Notes Payable: Other notes payable primarily includes the unpaid balances of the Company's motorcoach wholesale financing agreement with a financial services company. This wholesale finance agreement provides for a $23.7 million line of credit to finance completed new and used motorcoaches held in inventory. Amounts borrowed are limited to defined percentages of eligible inventory. Borrowings bear interest at prime (8.50% at December 31, 1999) and are secured by the financed motorcoaches and other assets of the Company. The agreement includes, among other covenants, maintaining of defined levels of tangible net worth, leverage and working capital. The Company was in compliance with these covenants as of December 31, 1999. This agreement is subject to cancellation by either party on thirty days written notice after October 31, 1999. Outstanding borrowings against this note were $22.9 million at December 31, 1999.

         Bank Line of Credit: In 1998, the Company entered into a Revolving Loan and Security Agreement with Firstar Financial Services, a division of Firstar Bank Milwaukee, WI. (Firstar), and paid off all of its borrowings under its existing Credit Agreement with Firstar Bank of Iowa, N.A. The new agreement provides a working capital line of credit equal to the lesser of $25 million or a defined percentage of eligible trade accounts receivable and inventory. Borrowings under this agreement, which bear interest at prime less .75% (7.75% at December 31, 1999), are secured by substantially all assets of the Company. The agreement includes, among other covenants, maintenance of defined levels of tangible net worth and earnings before interest, taxes, depreciation and amortization, and a fixed charge coverage ratio. The agreement also prohibits the payment of dividends without Firstar's prior consent. The Company was in compliance with these covenants as of December 31, 1999. Availability under this line was $25 million at December 31, 1999, of which $17.7 million was borrowed. These borrowings are classified as long-term debt as the agreement matures and is subject to renewal on September 24, 2002.

         Other Long-Term Debt: Other long-term debt consisted of the following at December 31, 1999 and 1998 (in thousands):
                                               1999         1998
-------------------------------------------------------------------
Bank notes payable; interest at prime less
 .75% (7.75% at December 31, 1999)
payable in varying monthly installments
through 2008; contains same collateral
and covenant provisions as Revolving Loan
and Security Agreement                      $ 7,552       $ 7,817

Bank notes, interest at LIBOR plus 1.80
(8.28% at December 31, 1999) payable in
monthly installments through 2004;
collateralized by real estate                 4,348           765

Bank notes payable; interest at prime
plus .75% adjusted quarterly (9.25% at
December 31, 1999); payable in
varying monthly installments through
January, 2001; collateralized by aircraft     2,412         5,215

Notes and capitalized leases to banks and
others, interest at 11.5%, payable in
varying monthly installments through
2003; collateralized by real estate             281           419
-----------------------------------------------------------------
     Total                                   14,593        14,216
     Less current maturities                 (1,770)       (1,241)
-----------------------------------------------------------------
                                            $12,823       $12,975
==================================================================

         Interest Rate Swap Agreement: The Company is party to an interest rate swap with First Union Bank. The agreement hedges a portion of its exposure to fluctuations on one bank note. This agreement terminates in December 2003 and is accounted for as a hedge, with any realized gains or losses recognized currently as an adjustment to interest expense. The notional amount of the swap transaction is $4.0 million at a fixed rate of 7.34%. At December 31, 1999, the fair market value of the interest rate swap was approximately $150,000.

         Annual maturities of total long-term debt during the five years subsequent to December 31, 1999 are as follows (in thousands):

                       2000          $  1,770
                       2001             1,741
                       2002            21,767
                       2003             4,596
                       2004               510
                    Thereafter      $   1,949

Note 6.  Commitments and Contingencies

         Pursuant to dealer inventory floor plan financing arrangements, the Company may be required, in the event of default by a financed dealer, to purchase certain repossessed products from the financial institutions or to reimburse the institutions for unpaid balances including finance charges, plus costs and expenses. The Company was contingently liable under these arrangements for a maximum amount of $14.5 million at December 31, 1999.

         The Company has three separate agreements which provided approximately $870,000 for job training purposes from the state of Iowa. The amounts are to be repaid, together with interest, over a ten-year period from state withholding taxes on employees at the Company's Iowa facilities. The Company may be required to provide funds for the repayment of these training credits if sufficient withholding and unused training funds are not available.

         The Company is partially self-insured for a portion of certain health benefit and workers' compensation insurance claims. The Company's maximum annual claim exposure under these programs is approximately $4.0 million, including $1.3 million accrued for estimated unpaid claims at December 31, 1999. The Company has obtained an irrevocable standby letter of credit in the amount of $1.7 million in favor of the workers compensation claims administrator to guaranty settlement of claims.

         The Company leases certain office and production facilities under various operating leases that expire at varying dates through 2011. Rental expense under these operating leases for the years ended December 31, 1999, 1998 and 1997 was approximately $1.0 million, $774,000, and $327,000, respectively. The approximate annual minimum future lease payments under these operating leases for the five years after December 31, 1999 are as follows (in thousands):

                       2000              $  1,074
                       2001                   892
                       2002                   776
                       2003                   758
                       2004              $    739

         The Company, in the course of its business, has been named as a defendant in various legal actions. These actions are primarily product liability or workers' compensation claims in which the Company is covered by insurance subject to applicable deductibles. Although the ultimate outcome of such claims cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such suits will not have a material adverse effect on the financial position of the Company.

         The Company has obtained fixed price commitments from certain suppliers for a substantial portion of its expected aluminum requirements in 2000 to reduce the risk related to fluctuations in the cost of aluminum, the principal commodity used in the Company's trailer segment. In certain instances there may be a carrying charge added to the fixed price if the Company requests a deferral of a portion of its purchase commitment to the following year.

Note 7.   Deferred Grant Income

         Deferred grant income consists of forgivable loans (grants) in an aggregate amount of approximately $2 million provided to the Company by various governmental units to assist with the establishment of the Company's headquarters and production facility in Cresco, Iowa and its Nashua, Iowa production facility. These loans are wholly or partially forgivable based on fulfillment and retention of job creation goals through June 1999. The Company is awaiting a forgiveness letter on the final grant. These grants are being recognized as income as they are earned. Cumulative income recognized for these grants was approximately $1.9 million at December 31, 1999, $1.9 million at December 31, 1998, and $1.8 million at December 31, 1997.

Note 8.  Employee Retirement Savings Plan

         The Company sponsors a 401(k) employee retirement savings plan which covers substantially all employees after one year of employment. The Company may annually elect to match a portion of the each employee's contributions and has elected to match a portion of the first 4 percent of such contributions in each of the three years ended December 31, 1999. Its contributions to the plan were $180,000, $128,000 and $102,000 for the years ended December 31, 1999, 1998 and
1997, respectively.

Note 9.  Related-Party Transactions

         The Company recorded sales of approximately $4.0 million, $3.3 million and $2.3 million in 1999, 1998, and 1997, respectively, to authorized Featherlite dealers and Featherlite Credit Corporation which are related entities under common ownership. The Company had a $57,000 receivable from these related parties at December 31, 1999.

         The Company has leased various equipment from certain shareholders during current and prior periods. Payments related to these leases totaled $24,000 in 1999, $24,000 in 1998, and $57,000 in 1997. During 1999, the Company
also leased various aircraft from certain shareholders. Payments for leased aircraft totaled $77,000.

         In 1997, the Company entered into agreements to compensate Featherlite Credit Corporation for various credit-related services it provided for the Company, including the development of the Featherlite Master Lease program. Expenses under this agreement totaled $42,000 in 1997. Featherlite Credit Corporation reimbursed the Company $58,000, $58,000, and $96,000 for salaries and other costs paid by the Company in 1999, 1998, and 1997, respectively.

Note 10.   Shareholders' Investment

         Capitalization: The Company's authorized capital is 40 million shares of no par common stock and 10 million shares of undesignated stock. No shares of undesignated stock are outstanding and no rights or preferences have been established for these shares by the Board of Directors.

         Stock Option Plan: At December 31, 1998, the Company reserved 1,100,000 shares of common stock for issuance as options under the Company's 1994 Stock Option Plan (the Plan). These options may be granted to employees and directors at the discretion of the Board of Directors, which may grant either incentive stock options or non-statutory stock options.

         All incentive options must be granted at no less than 100 percent of the fair market value of the stock on the date of grant (110 percent for employees owning more than 10 percent of the outstanding stock on the date of grant). The options expire at varying dates, but do not exceed ten years from date of grant and are non-transferable.

         Grants under the Plan are accounted for using APB Opinion No. 25 and related interpretations. No compensation cost has been recognized for grants under the Plan. Had compensation cost for the Plan been based on the grant date fair values of awards (the method prescribed by SFAS No. 123) reported net income and earnings per share would have been reduced to the pro forma amounts shown below.
                                1999         1998         1997
--------------------------------------------------------------
Net income (000's)
     As reported           $  3,974       $3,650      $ 3,282
     Pro forma                3,764        3,263        3,164
-------------------------------------------------------------
Basic earnings per share
     As reported           $    .61       $  .56      $   .52
     Pro forma                  .58          .51          .51
-------------------------------------------------------------
Diluted earnings per share
     As reported           $    .61       $  .56      $   .52
     Pro forma                  .58          .50          .50
-------------------------------------------------------------

     The fair value of each option has been estimated at the grant date using the Black-Scholes option-pricing model with the following assumptions for grants in 1999, 1998, and 1997:

                                    1999       1998       1997
--------------------------------------------------------------
Dividend Rate                         0%         0%         0%
Price Volatility - 5 year options  58.4%      45.2%      47.5%
Price Volatility - 10 year options 59.2%      60.8%      47.5%
Risk-free interest rate - 5 year
     options                        5.5%       5.5%       6.3%
Risk-free interest rate - 10 year
     options                        5.6%       4.7%       6.5%
Expected life - 5 year options      5 yrs.     5 yrs.     5 yrs.
Expected life - 10 year options    10 yrs.    10 yrs.    10 yrs.

         A summary of the status of the Plan at December 31, 1999, 1998, and 1997 and changes during the years ended on those dates are as follows:


                                                       Average
1997                             Shares            Exercise Price
------------------------------------------------------------------
Outstanding, beginning of year   249,380               $ 6.02
Granted                           62,000                 6.77
Exercised/forfeited                    -                    -
------------------------------------------------------------------
Outstanding, end of year         311,380               $ 6.17
------------------------------------------------------------------
Exercisable at end of year       228,380
------------------------------------------------------------------
Weighted average fair value per
     share of options granted
     during the year               $3.87
-----------------------------------------------------------------

1998
------------------------------------------------------------------
Outstanding, beginning of year   311,380               $ 6.17
Granted                          218,500                 6.24
Exercised/forfeited                 (500)                6.00
------------------------------------------------------------------
Outstanding, end of year         529,380               $ 6.20
Exercisable at end of year       308,180
Weighted average fair value per
     share of options granted
     during the year               $4.28
------------------------------------------------------------------

1999
------------------------------------------------------------------
Outstanding, beginning of year   529,380               $ 6.20
Granted                           27,000                 5.99
Exercised/forfeited              (20,220)                6.96
------------------------------------------------------------------
Outstanding, end of year         536,160               $ 6.16
------------------------------------------------------------------
Exercisable at end of year       371,260
------------------------------------------------------------------
Weighted average fair value per
     share of options granted
     during the year               $3.63
------------------------------------------------------------------

         At December 31, 1999, the options outstanding have exercise prices ranging from $5.50 to $10.00 and a weighted average remaining contractual life of 6.6 years. All but 18,668 shares are exercisable at prices ranging from $5.50 to $7.25. Substantially all of the non-vested options are expected to eventually vest.

         Net Income Per Share: Following is a reconciliation of the weighted average shares outstanding used to determine basic and diluted net income per share for the years ended December 31, 1999, 1998, and 1997 ( in thousands, except per share data):

                                1999         1998         1997
--------------------------------------------------------------
Net income available to
common shareholders         $  3,974     $  3,650      $ 3,282
--------------------------------------------------------------
Weighted average number
of shares outstanding - basic  6,506        6,462        6,255
Dilutive effect of:
     Stock Options                14           78           55
     Contingent earnout shares    25            -            -
     Warrants                      -           19            5
--------------------------------------------------------------
Weighted average number of
shares outstanding - diluted   6,545        6,559        6,315
--------------------------------------------------------------
Net income per share - basic
and diluted                 $    .61     $    .56      $   .52
--------------------------------------------------------------

Note 11.   Business Combinations

         In May 1998, the Company acquired substantially all the assets of Vogue, a privately held manufacturer and converter of purchased bus shells into luxury motorcoaches, in exchange for 219,551 shares of Company common stock with an aggregate value of $2.0 million and the assumption of approximately $16.2 million of liabilities. Additional Company common stock with an aggregate value of $4.0 million may be issued if Vogue achieves certain defined earnings levels through December 31, 2001. As of December 31, 1999, these earnings levels have not been achieved and no additional shares earned. This acquisition was accounted for as a purchase and, accordingly, results of operations have been included in the Company's operating statements since the acquisition date.

         The following unaudited pro forma summary presents consolidated results of operations of the Company for the years ended December 31, 1998, and 1997 as if the business combination had occurred on January 1, 1997 (in thousands, except for per share data):

                                             1998         1997
---------------------------------------------------------------
Revenue                                 $ 203,612    $ 169,040
Net earnings                                3,372        2,703
Earnings per share - diluted            $     .51    $     .41
---------------------------------------------------------------

         The purchase price was allocated on the basis of the estimated fair value of assets acquired and liabilities assumed with the remaining excess purchase price of $6.1 million ($10.1 million if additional shares issued) to be amortized over 20 years.

         In 1996, the Company acquired all the assets of Vantare, a privately-held converter of purchased bus shells into luxury motorcoaches, in exchange for 300,000 shares of common stock. An additional 100,000 shares of the Company's common stock may be issued if Vantare achieves certain defined net earnings, as determined annually, through December 31, 2000. As of December 31, 1999, 50,000 additional shares have been earned and 25,000 of these shares issued in 1999. An additional 25,000 shares will be issued in 2000. These shares have been accounted for as additional purchase price when issued.

         The former owner of Vantare is now a shareholder and employee of the Company. In connection with the purchase of Vantare, the Company entered into a non-compete agreement with the former owner that prohibits competition for a period of three years after termination as an employee. Consideration for this agreement not to compete is in the form of the right to purchase three motorcoaches by the former owner of Vantare, at the Company's cost to manufacture. One such coach was purchased from the Company in 1999. The former owner of Vogue has a similar arrangement, although no coaches have been purchased yet.

Note 12. Segment Reporting

         During fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 131 "Disclosure About Segments of an Enterprise and Related Information," which requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. The Company has two principal business segments that manufacture and sell trailers and luxury motorcoaches to many different markets, including recreational, entertainment and agriculture. The Company's sales are not materially dependent on a single customer or small group of customers. Management evaluates the performance of each segment based on income before taxes. Beginning in 1999, the Company began allocating corporate selling and administrative expenses to each segment. Pro forma allocations have been to each segment for the years 1998 and 1997, also, to make the segment operating results comparable. The following table shows the Company's business segments and related financial information for the years ended December 31, 1999, 1998 and 1997 (in thousands):

                                                                                                 Corporate
                                                           Trailers         Motorcoaches         and other        Total
1999                                                       --------         ------------         ---------        -----
----
Revenues from unaffiliated customers                       $117,896            $ 108,212         $      -         $ 226,108
Interest expense                                                508                2,896              364             3,768
Depreciation and amortization                                 1,047                  898              538             2,483
Income (loss) before taxes                                    7,270                 (344)            (516)            6,410
Identifiable assets                                          36,693               72,386           10,705           119,784
Capital expenditures                                            795                4,686              590             6,071

1998
----
Revenues from unaffiliated customers                       $113,017            $  77,857         $      -         $190,874
Interest expense                                                920                1,601               440           2,961
Depreciation and amortization                                 1,072                  546               503           2,121
Income (loss) before taxes                                    5,404                1,623            (1,040)          5,987
Identifiable assets                                          41,605               54,430            10,753         106,788
Capital expenditures                                          1,120                  881             1,033           3,034

1997
----
Revenues from unaffiliated customers                       $ 99,703            $  34,684         $       -        $134,387
Interest expense                                                839                  574               387           1,800
Depreciation and amortization                                   713                  270               627           1,610
Income (loss) before taxes                                    6,769                 (303)             (995)          5,471
Identifiable assets                                          39,491               21,882            14,135          75,508
Capital expenditures                                          1,382                  588             1,003           2,973



Geographic information for the same years is as follows (in thousands):
                                                                         1999                  1998                1997
-----------------------------------------------------------------------------------------------------------------------
Revenues from unaffiliated customers
     United States                                                   $221,710              $186,197            $129,569
     Canada and other regions                                           4,398                 4,677               4,818
-----------------------------------------------------------------------------------------------------------------------
        Consolidated                                                 $226,108              $190,874            $134,387
=======================================================================================================================

Long-lived assets
     United States                                                   $ 33,283              $ 32,266            $ 25,228
     Canada and other regions                                               -                     -                   -
-----------------------------------------------------------------------------------------------------------------------
          Consolidated                                               $ 33,283              $ 32,266            $ 25,228
=======================================================================================================================

     The accounting policies applied to determine segment information are the 9same as those described in the summary of significant accounting policies.

                    Report of Independent Public Accountants

To Featherlite, Inc.

         We have audited the accompanying consolidated balance sheet of Featherlite, Inc. (a Minnesota corporation) and subsidiary as of December 31, 1999 and the related statements of operations, shareholders' investment and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Featherlite, Inc. and subsidiary as of December 31, 1998 and 1997 were audited by other auditors whose report dated February 8, 1999 expressed an unqualified opinion on those statements.

         We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Featherlite, Inc. and subsidiary as of December 31, 1999 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

                                                 ARTHUR ANDERSEN LLP
Minneapolis, Minnesota,
February 4, 2000

Stock Market Information

The Nasdaq Stock Market
Symbol:  FTHR
As of February 15, 2000, there were approximately 237 shareholders of record and approximately 2,100 beneficial shareholders.