Form 10-K405, Exhibit 13
period 2000-12-31
FEATHERLITE INC
filed 2001-04-02
CIK 928064

                                                                     EXHIBIT 13


SELECTED FINANCIAL INFORMATION
(In thousands, except per share and stock price data)

FIVE YEARS ENDED DECEMBER 31,                              2000         1999          1998          1997         1996
-----------------------------                              ----         ----          ----          ----         ----
STATEMENT OF INCOME DATA:
Net sales *                                               $242,486     $224,813      $189,795      $133,335     $98,578
Cost of goods sold *                                       212,813      192,621       162,717       113,599      86,567
                                                          --------     --------      --------      --------     -------
Gross profit                                                29,673       32,192        27,078        19,736      12,011
Selling and administrative expenses *                       26,599       22,723        18,567        12,907       9,697
Amortization of Intangibles                                    636          520           386           204         120
Asset Impairment Charge                                      8,781            -             -             -           -
                                                          --------     --------      --------      --------     -------
Operating income (loss)                                     (6,343)       8,949         8,125         6,625       2,194
Interest expense                                            (4,996)      (3,768)       (2,961)       (1,800)     (1,450)
Other income, net                                              747        1,229           823           646         660
                                                          --------     --------      --------      --------     -------
Income (loss) before taxes                                 (10,592)       6,410         5,987         5,471       1,404
Provision (benefit) for income taxes                          (728)       2,436         2,337         2,189         562
                                                          --------     --------      --------      --------     -------
Net income (loss)                                         $ (9,864)    $  3,974      $  3,650      $  3,282     $   842
                                                          --------     --------      --------      --------     -------
Net income (loss) per share
Basic and diluted                                         $  (1.51)    $   0.61      $   0.56      $   0.52     $  0.13

                                                          --------     --------      --------      --------     -------
Weighted average shares outstanding (000's)
Basic                                                        6,531        6,506         6,462         6,255       6,106
Diluted                                                      6,531        6,545         6,559         6,314       6,107
                                                          --------     --------      --------      --------     -------

BALANCE SHEET DATA (END OF PERIOD)                         2000         1999          1998          1997         1996
----------------------------------                         ----         ----          ----          ----         ----
Working capital                                           $ 29,969     $ 32,329      $ 29,163      $ 21,643    $ 15,165
Total assets                                               123,959      119,784       106,788        75,508      53,534
Total long-term debt ,net current maturities                29,641       30,827        30,914        22,075      13,346
Total shareholders' investment                              24,012       33,726        29,543        23,877      20,595


QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                      Operating       Net          Net Income (Loss)       Closing Market Price
                                            Gross       Income       Income           Per Share            ---------------------
                            Net Sales      Margin       (Loss)       (Loss)        Basic       Diluted       High         Low
                            ---------     --------    ---------      ------      -------       -------     --------     --------
2000
First Quarter               $  69,033    $  9,286      $  1,807     $    652      $  0.10      $  0.10      $  6.25     $  3.98
Second Quarter                 66,030       9,689         2,833        1,136         0.17         0.17         4.50        2.50
Third Quarter                  51,349       6,657            92         (637)       (0.10)       (0.10)        4.50        2.75
Fourth Quarter **              56,074       4,041       (11,075)     (11,015)       (1.69)       (1.69)        3.00        1.31

1999
First Quarter               $  59,208    $  8,975      $  3,062     $  1,543      $  0.24      $  0.24      $  6.63     $  5.25
Second Quarter                 55,987       7,914         2,370        1,010         0.15         0.15         7.00        5.13
Third Quarter                  53,598       8,054         2,102        1,046         0.16         0.16         7.25        5.06
Fourth Quarter                 56,020       7,249         1,415          375         0.06         0.06         7.00        4.91


The Company's common stock trades on The NASDAQ Stock Market under the symbol "FTHR."

As of March 20, 2001 there were approximately 300 shareholders of record and approximately 2,100 beneficial shareholders.

The Company is restricted from paying dividends. See Liquidity and Capital Resources in MD&A for a discussion of these restrictions.

* 1999 and prior years have be restated to conform with 2000 presentation. No effect on previously reported net income.

** includes asset impairment charge

Management's Discussion and Analysis of Financial Condition and Results of Operations

         The following discussion pertains to the Company's results of operations and financial condition, including information on the Company's two principal business segments as set forth in Note 14 to the consolidated financial statements for the years ended December 31, 2000, 1999 and 1998.

Results of Operations

2000 vs. 1999

Sales in 2000 increased by 7.9 percent to $242.5 million from $224.8 million in 1999. This increase was due to greater volume in both the trailer and motorcoach segments of the Company's business. Trailer segment sales increased by 11.5 percent primarily as a result of greater sales of livestock trailers, car trailers and racecar and specialty transporters. This increase was partially offset by reduced sales of utility trailers due to the discontinuance of a private label trailer program with Polaris Industries, Inc. There was a 3 percent price increase on certain trailer models in September, 2000, which became fully effective for new orders received after that date. Motorcoach segment sales increased by 4.0 percent, despite a decline in the last half of 2000 compared to 1999. This improvement for the year was mainly the result of increased sales of used motorcoaches. New bus conversion motorcoach sales were up about 7 percent while sales of new Vogue 5000 motorcoaches were down about 30 percent due to the discontinuance of this model in 2000.

         Gross margin in 2000 decreased by 7.8 percent to $29.7 million compared to $32.2 million in 1999. As a percentage of sales, consolidated gross profit margin was 12.2 percent in 2000 and 14.3 percent in 1999. These percentages are
2.0 percent and 1.7 percent lower than would have been previously reported due to a reclassification of delivery expense to cost of sales from selling expenses based on the Company's adoption of the tentative conclusion of FASB's Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Revenues and Costs." The margin decrease in 2000 mainly reflects reduced margins realized on sales in the motorcoach segment. Trailer segment margins, as a percentage of sales, were less than one-half of one percent lower than 1999 as reduced aluminum costs substantially offset labor and overhead cost increases related to changes in trailer mix and efficiencies and increased delivery costs related to higher fuel costs. Motorcoach segment margins, as a percentage of sales, decreased by 4.4 percentage points due to declines in margins in both new and used coach sales as lower than expected selling prices were realized on units sold. The motorcoach margin was also adversely impacted by write-downs of $1.7 million in the carrying value of certain new and used motorcoach inventories and by cost overruns and labor inefficiencies related to new model introductions.

         Selling and administration expenses increased by $3.9 million in 2000, and, as a percentage of sales, increased to 10.9 percent from 10.1 percent. As discussed above, these percentages are 2.0 percent and 1.7 percent lower than would have been previously reported due to the inclusion of delivery expense in cost of sales rather than selling expenses. Trailer segment expenses increased by $1.7 million (16%). This increase was primarily due in part to higher marketing costs, costs related to an increase in commissions and other personnel related costs and expanded media and show advertising for new promotional initiatives. Motorcoach segment expenses increased by $1.9 million (18%) in 2000 compared to 1999 due to increased marketing personnel and selling costs from a larger sales organization in 2000, as well as increased research and development costs related to the new Vogue 6000LX model motorcoach which is replacing the Vogue 5000 model.

         As discussed in Note 5 to the Consolidated Financial Statements, the Company recorded an asset impairment charge of $8.8 million in 2000. Of this amount, $8.3 million relates to the unamortized goodwill associated with the acquisitions of Mitchell Motorcoach Sales (Mitchell) in 1998 and Vantare International, Inc. in 1996. There was an additional write-down in the amount of $431,000 of goodwill and other long-lived assets in the trailer segment.

         Interest expense increased by $1.2 million ( 32%) in 2000 over 1999 due to increased borrowings for working capital and capital expenditures as well as higher average interest rates in 2000. Interest expense related to the trailer segment decreased by about $700,000 in 2000 while interest increased in the motorcoach segment by $2.1 million. Other income decreased by $482,000 in 2000 due in part to reduced gains of $327,000 on sales of aircraft and other property in 2000 over 1999 as well as reductions in other income items.

         Income (loss) before taxes decreased by $17.0 million in 2000 over 1999, in large part due to the asset impairment charge of $8.8 million as well as increased selling and administrative expenses and interest costs with no increase in gross margin from the additional sales. After allocation of corporate selling and administrative expenses, trailer segment income before taxes increased by about $400,000 while motorcoach segment income before taxes declined by $16.7 million for the reasons discussed above. Unallocated corporate expenses (net) were $747,000 higher in 2000 than 1999 due to the decreased gains on aircraft sales in 2000.

         The provision (benefit) for income taxes was a 6.9% benefit in 2000 compared with a 38% provision in 1999. This reduction was due to the non-deductible nature of the goodwill and the non-deductible asset impairment charge.

1999 vs. 1998

         Sales in 1999 increased by 18.5 percent to $224.8 million compared to the $189.8 million recorded in 1998, as a result of increased volume in each of the Company's business segments and the full year effect of the acquisition of Mitchell, which was consummated in 1998. Trailer segment sales increased by 4 percent primarily due to greater sales of car/racecar and specialty transporters and horse trailers. This increase was offset by lower sales of livestock trailers because of economic difficulties that began in 1998 in the farm and agricultural economy. Motorcoach segment sales increased by 39 percent as the result of increased demand for both new and used motorcoach units as well as the full year affect of the Mitchell acquisition. There were no overall price increases on the Company's products in 1999 although there were selected increases on certain products.

         Gross profit margin in 1999 increased by 18.9 percent to $32.2 million from $27.1 million in 1998, due to increased sales levels in both business segments. As a percentage of sales, consolidated gross profit margin was 14.3 percent in 1999 and 14.3 percent in 1998. As discussed above, these percentages are 1.7 % and 1.8 % lower than were previously reported due to inclusion of delivery expense in cost of sales rather than selling expenses. Trailer segment gross profit margins increased by almost one percentage point as the result of lower aluminum costs as well as improvements realized by continuing efforts to reengineer and improve production methods. Motorcoach segment margins declined by 0.3 percentage points in 1999 compared to 1998 primarily due to changes in sales mix.

         Selling and administration expenses increased in total in 1999 by $4.2 million and as a percentage of sales to 10.1 percent from 9.8 percent. As discussed above, these percentages are 1.7 percent and 1.8 percent lower than were previously reported due to inclusion of delivery expense in cost of sales rather than selling expenses. This increase was primarily due to additional advertising and marketing costs and increased personnel costs related to the expanding motorcoach segment as well as the full year affect of the Mitchell acquisition.

         Interest expense increased by 27 percent in 1999 over 1998 due to increased borrowings for working capital and capital expenditures as well as higher average interest rates in 1999. Interest expense related to the trailer segment decreased by $412,000 in 1999 while it increased in the motorcoach segment by $1.3 million. Other income increased by $406,000 in 1999 primarily due to increased gains of $301,000 on sales of aircraft and other property in 1999 over 1998.

         Income before taxes increased $423,000 or 7 percent in 1999 over 1998, primarily due to the strong performance of the trailer segment. After allocation of corporate selling and administrative expenses, trailer segment income before taxes was up by $1.8 million while motorcoach segment income before taxes declined by $2.0 million for the reasons discussed above. Unallocated corporate expenses were $524,000 lower in 1999 than 1998 due to the increased gains on aircraft sales in 1999.

         The provision for income tax rate was reduced to 38 percent in 1999 compared with 39 percent in 1998. This reduction was due to certain job related credits realized in 1999 as a result the Company's activities in the state of Oklahoma.

Liquidity and Capital Resources

         The liquidity of the Company is primarily measured by its cash flow from operations together with amounts available to borrow on its approved lines of credit with a bank and a wholesale financing company. During 2000 the Company's operating activities used net cash of $4 million and its credit line availability decreased by $13.3 million. At December 31, 2000, line of credit availability was $3.2 million compared to $16.5 million at December 31,1999. This decline was primarily the result of an increase of almost $14 million in new and used motorcoach inventory. These inventories increased for three primary reasons: sales of motorcoaches produced during the third and fourth quarters fell short of expectations, the buy-back of motorcoaches at a cost of $2.2 million from a financial institution due to the default of a dealer and an increase in used inventory as the number of units received as trade-ins exceeded the sales of such units. In December 2000 and into early 2001, the current order backlog for trailers and motorcoaches has declined below levels at comparable dates a year ago. This could further reduce the Company's liquidity until new order volume increases and/or additional financing is secured.

         A number of actions are now being taken by the Company to improve its liquidity, including the following: (1) special sales incentives and price reductions are being offered to sell the discontinued Vogue 5000 models and certain used motorcoach units; (2) reductions have been made in the production workforce and additional reductions have been announced in the first quarter of 2001 and the production schedule has been adjusted to reduce the number of units being produced; (3) there is continued consolidation of the coach conversion manufacturing operations from Pryor, Oklahoma to Sanford, Florida with the Pryor facility focusing on the development and production of the Featherlite Vogue Series, including the new Vogue 6000LX; (4) expenditures are being controlled to reduce the buildup of raw materials before needed by production, to reduce unnecessary overtime, and to control show and exhibit costs and other advertising expenditures; and (5) extension of payment terms for material purchases have been negotiated with certain vendors. If successful, these actions could improve the Company's liquidity. The Company has also requested increases in existing credit lines with its existing lenders to provide additional working capital until these actions can be effective. The Company can make no assurances, however, that it will achieve sufficient liquidity on terms acceptable to the Company to continue its current operations.


         The factors described above raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

Following is a discussion of the principal components of the Company's cash flow for the year ended December 31, 2000, as reflected in the Consolidated Statements of Cash Flows:

         Operating activities in 2000 used net cash of $4.0 million. The Company's net loss of $9.9 million was decreased by adjustments for depreciation and amortization of $3.0 million, and a non-cash asset impairment charge of $8.8 million, and increased by other non-cash items in an aggregate net amount of $1.6 million. Net changes in receivables, inventories and other working capital assets used cash of $12.0 million. Substantially all of this change resulted from increased inventories, primarily related to the motorcoach segment, where sales of motorcoaches produced fell short of expectations, and the required buy-back of motorcoaches as the result of a defaulting dealer and increases in used motorcoach inventory used available working capital. Net increases in accounts payable, customer deposits and other current liabilities provided cash of $7.7 million. These changes include, among other reasons: increases of $7.3 million in motorcoach shell payables and $2.0 million in accrued liabilities, due in part to an increase in the number of bus shells held, and increased accruals for health and workers compensation claims. Customer deposits decreased by $1.6 million as deposits received in prior periods on trailers and motorcoaches were applied to completed sales.

         Increased expenditures for working capital items may be required to support production levels in excess of sales from time to time. To maintain a level production schedule, production may begin on coaches before an order has been received from a specific buyer. As of December, 2000, approximately 50 percent of the coaches in production and to be completed over the next six months have not been sold to specific customers. While it is the Company's expectation that substantially all of these motorcoaches will be sold to specific customers before production is completed, or shortly thereafter, there is no assurance this will occur. Accordingly, this could further impact the liquidity of the Company.

           The shell manufacturer has financed a defined number of motorcoach shells acquired by the Company for a defined period that approximates the time normally required to perform the conversion process. Payment is required for these shells at the time the shell is sold or at the end of the defined period, whichever occurs sooner. The manufacturer has the right to demand payment or to repossess shells at the end of the consignment term. At December 31, 2000, $15.8 million was owed to the shell manufacturer and there were a number of expired consignment contracts on which the manufacturer has waived the exercise of its rights. This entire liability is currently being reduced as the related motorcoaches are sold.

         The Company has two external lines of credit to supplement its internally generated cash flow. It has a revolving loan agreement with its primary lender, Firstar Bank, Milwaukee, WI (Firstar) which is subject to renewal in September 2002, and provides a working capital line of credit equal to the lesser of $25.0 million or a defined percentage of eligible receivables. Borrowings under this line averaged $18.0 million in 2000. At December 31, 2000, $20.5 million was available to borrow under this line and $17.8 million was outstanding. The Company also has a wholesale finance agreement with a financial services company that provides up to $30 million (increased from $23.7 million during 2000) in financing for new and used motorcoaches held in inventory. Borrowings against this line averaged $22.4 million in 2000 and at December 31, 2000, $29.3 million was outstanding. Both of these lines of credit contain financial covenants which the Company must comply with as discussed in Note 7 to Consolidated Financial Statements. The Company was not in compliance with certain of the Firstar covenants at December 31, 2000, which were waived by the Bank and subsequently amended for 2001 as discussed in Note 7 to Consolidated Financial Statements. There is no assurance that the Company will be able to comply with these amended covenants. The Company is in the process of negotiating increases in existing lines of credits with its lenders and others for additional working capital. There is no assurance that these requested increases in the lines of credit will be approved.

         The Company's capital expenditures in 2000 for plant and equipment totaled $2.6 million, including $1.3 million financed with additional bank borrowings. The Company purchased an aircraft for $2.9 million and sold an aircraft for $3.0 million during the year. In 2001, the Company is planning to sell its aircraft and will use the proceeds to reduce debt. This or another aircraft will then be leased back under the terms of an operating lease. No significant capital expenditure projects are anticipated in 2001. The Company has also made a commitment to the City of Cresco, Iowa to construct a hangar facility at a cost of $300,000 as part of an airport expansion project which has been delayed indefinitely. The Company has available through Firstar various term notes totaling $3 million to finance future real estate projects and equipment. As of December 31, 2000, $1.3 million was borrowed against these notes.

         The Company leases certain office and production facilities under various leases that expire at varying dates through fiscal year 2011 as described more fully in Note 8 to Consolidated Financial Statements. Minimum lease payments for 2001 are expected to total $1.2 million. The Company will lease a new sales and service center in North Carolina from an entity owned by certain of its principal shareholders. This facility is expected to be completed in the third quarter of 2001. It will be used for selling new and used motorcoaches and to provide maintenance services for motorcoaches and Featherlite trailers and transporters. The terms and conditions of this lease have not yet been finalized but are expected to be comparable to the present facility lease. As discussed above, the Company intends to sell its aircraft and either lease it back or lease another under the terms of an operating lease with its principal shareholders. The terms of this lease have not yet been determined.

         As discussed in Note 8 to Consolidated Financial Statements, the Company is contingently liable under certain dealer floor plan and retail financing arrangements. These contingent liabilities total approximately $12.0 million at December 31, 2000. In 2000, the Company repurchased $2.2 million of motorcoach inventory from a lender under the terms of one of these financing arrangements. Also, the Company is self-insured for a portion of certain health benefit and workers' compensation insurance claims. At December 31, 2000, the Company's maximum annual claim exposure under these programs is approximately $6.5 million. The Company has obtained an irrevocable standby letter of credit in the amount of $1.7 million in favor of the workers' compensation claim administrator to guarantee payment of claims.

         Assuming a favorable outcome to actions outlined above for improving the Company's liquidity and increasing its existing lines of credit and no further weakening in orders due to the economy, the Company believes that its current cash balances, cash flow generated from operations and available borrowing capacity will be sufficient to fund continued operations and capital requirements consistent with past levels. If they are not successful, the Company may be required to seek other funding sources. Such funding may be in the form of equity, equity-linked, or debt securities and those securities may have rights, preferences or privileges senior to those of the company's common stock. No assurance can be given that such funding will be available to the Company or if available, on terms satisfactory to the Company.

         For the foreseeable future, the Company does not plan to pay dividends but instead will follow the policy of reinvesting earnings in order to finance the expansion and development of its business. As discussed in Note 7 to Consolidated Financial Statements, the Company is a party to certain loan agreements which prohibit the payment of dividends without the lender's consent.


Forward-looking Information and Risks

         Certain statements in this section and elsewhere in this report and in the Company's Form 10-K and other filings with the SEC, are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. The words "believe," "estimate," "expect," "anticipate," "intend," "may," "could," "will," "plan," "project" and similar words and expressions are intended to identify forward-looking statements. These statements speak only as of the date of this annual report. The statements are based on current expectations, are inherently uncertain, are subject to risks, and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as the result of many factors, including but not limited to: product demand and acceptance of products in each segment of the Company's markets, fluctuations in the price of aluminum, competition, facilities utilization, the availability of additional capital required to improve the Company's net liquidity deficiency and certain other unanticipated events and conditions. It is not possible to foresee or identify all such factors. The Company makes no commitment to update any forward-looking statement or to disclose any facts, events, or circumstances after the date hereof that may affect the accuracy of any forward-looking statement.

         The Company is cautious concerning sales growth in 2001. Beginning in December 2000 and into January and February 2001, new order backlog for trailers and motorcoaches has decreased below backlog levels at comparable dates in the prior year. Management believes this decrease is related to the uncertainty and lack of consumer confidence that is now present in the economy. There is continuing focus by the Company on the sales and marketing related activities that have been effective in increasing sales in the past but there is no assurance they will be successful in increasing orders levels to maintain or exceed last year's sales volume. Actions are now in process to consolidate certain production facilities, to reduce staffing levels and control other costs until the present economic trends become more favorable.

         The Company believes its name recognition and close affiliation with the motorsports industry will continue to have a positive impact on its sales of specialty trailers, transporters and luxury motorcoaches. With more than 75 percent of its revenue from end users in motorsports and leisure and entertainment categories, which also includes horse trailers, and with its strong position in the livestock trailer market, the Company believes it is strategically well-positioned to continue to benefit from growth in these markets. The Company introduced 24 new and enhanced models of trailers during 2000 and will continue to add new models in 2001. The Featherlite Vantare XLII was introduced in the summer of 2000 and the 6000LX luxury coach model was added to the Featherlite Vogue product line in November 2000.

         The Company is also focusing on cost reductions and improving manufacturing operations. In 2000, it continued the implementation of strategic initiatives begun in 1999 to restructure the motorcoach division. In January 2001, another phase of this initiative was announced with plans to move the Prevost coach conversion manufacturing operations from its Pyror, Oklahoma facility to its Sanford, Florida facility by the end of the first quarter of 2001. The Pryor facility will focus on the production of the Featherlite Vogue series including the Vogue 6000LX. Management believes these actions will contribute to greater efficiencies at both these locations and could reduce the motorcoach segment overall cost structure by $2 to $3 million on an annualized basis compared to 2000. In the trailer segment, management believes that new manufacturing processes and efficiencies will allow the Company to lower retail prices on certain models without adversely effecting margins. In February, 2001, the Company also announced that it would close its Nashua, Iowa trailer production facility in the second quarter to 2001 and consolidate some or all of this production into the Cresco, Iowa facility. Management believes that these reductions in workforce and other expenses could decrease overall operating costs of the trailer segment by $1 to $2 million on an annual basis. The Company's first and second quarter of 2001 financial statements will reflect certain charges of approximately $200,000 related to these efforts.

         There are a number of risk factors related to the future operating results of the Company, including the following:

         1. Aluminum is a commodity that is traded daily on the commodity markets and fluctuates in price. The average Midwest delivered cash price per pound for ingot aluminum during the three years ended December 31, 2000, as reported to the Company by its suppliers was $.75 in 2000, $.66 in 1999 and $.66 in 1998. The
              Company's cost of aluminum varies from these market prices due to vendor processing charges, timing of purchases, contractual commitments with suppliers for specific prices and other factors. The Company has obtained commitments from suppliers to provide, at an agreed upon fixed price, a portion of its anticipated requirements for 2001 which reduces a portion of the risk of aluminum cost fluctuations for next year. If the Company is unable to obtain such commitments from suppliers or otherwise reduce the price risk related to purchases of aluminum in 2001 and the years beyond 2001, this could have an adverse impact on the Company's operating results if the cost of aluminum increases significantly above 2000 levels.

         2. There is a risk related to losing a major supplier of aluminum. In the past this risk has been relatively nominal as there have been alternate sources of supply. In recent years, the number of alternate sources of supply have been reduced due to mergers within the aluminum industry. Also, additional time may be required to replace an extruded aluminum supplier due to the fact that dies are required and would have to be made. The Company routinely tries to keep at least three suppliers of each shape so it has a backup supplier if necessary.

         3. There is a risk related to the loss or interruption in the supply of bus conversion shells from the Company's sole supplier of these shells. The Company purchases all of its bus conversion shells from Prevost Car Company located in Canada. Although the Company has insurance to cover certain losses it may sustain due to fire or other catastrophe at Prevost's plant, the Company may not be able to obtain bus conversion shells from another manufacturer on favorable terms or at all.

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

         5. The Company has made increased use of leverage and incurred greater interest and related expenses in each of the three years ended December 31, 2000. Increased debt has been incurred in connection with financing operations and facilities expansions at the Luxury Coach Division as well as financing its increased working capital requirements. The Company was not in compliance with loan covenants relating to certain outstanding debt as of December 31, 2000 although such covenants were waived and subsequently amended. However, Company may not be able to maintain or increase its current borrowing limits for working capital or obtain additional funding for future capital expenditures without the consent of its primary lender to exceed certain existing loan covenants related to leverage and fixed charge coverage. Increased leverage and related expenses create a risk to future operating results of the Company.

         6. The Company is exposed to market risks related to changes in U.S and International interest rates. Substantially all of the Company's debt bears interest at a variable rate. To a limited extent, the Company manages its interest rate risk through the use of interest rate swaps. At December 31, 2000, the fair value of the interest rate swaps with a notional amount of $4.0 million was approximately $17,000. An interest rate increase by one percentage point would reduce the Company's future annual net income by approximately $300,000 at current debt levels.

         7. The Company introduced two new models of motorcoaches in 2000 and has available finished inventory in one of the models being phased out. In 2000, a write-down of $407,000 was taken to reduce the carrying value of this inventory to estimated realizable value. There is a risk that the sale of this inventory will not realize normal margins and there will be unabsorbed labor and overhead costs related to inefficiencies in the production of the new models which could adversely impact the Company's future operating results.

         8. The Company builds a certain number of luxury motorcoaches on a speculative basis. While it is the Company's expectation that substantially all of these motorcoaches will be sold to specific customers before production is completed, or shortly thereafter, there is no assurance this will occur. Failure to sell these motorcoaches on a timely basis at prevailing prices could further decrease the liquidity of the Company.

         9. The Company takes trade-ins on both new and used motorcoach sales. These trade-in units are marketed on a retail basis to other customers. In recent months the Company experienced a decline in the market value of trade-in units and wrote-down the carrying value of the used inventory by $1.3 million in the fourth quarter of 2000. There is a risk that additional write-downs in this inventory will occur if these trade-in units are not sold at current selling prices, which could adversely impact the Company's future operating results.

         10. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. However, the accompanying Report of Independent Accountants states that the Company is unable to ascertain whether it will have sufficient liquidity available under its existing lines of credit to fund operations or whether the Company will meet various covenant requirements contained in its revolving loan and security agreement. These matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

         11. Estimated cost reductions and savings from plant closures and restructurings could be partially or fully offset by unabsorbed labor and overhead related to production of other models, unanticipated increases in operating costs and other factors.

Featherlite, Inc.
Consolidated Balance Sheets December 31, 2000
and 1999


(In Thousands)                                                  2000              1999
----------------                                                ----              ----
ASSETS

CURRENT ASSETS:
Cash                                                        $      331         $     248
Receivables                                                      6,356             8,915
Inventories                                                     88,391            74,632
Prepaid expenses                                                 2,219             1,547
Deferred income taxes                                            2,381             1,159
                                                            ----------         ---------
Total current assets                                            99,678            86,501
                                                            ----------         ---------
PROPERTY AND EQUIPMENT :
Land and improvements                                            4,520             4,477
Buildings and improvements                                      11,975            11,662
Machinery and equipment                                         15,034            13,256
                                                            ----------         ---------
                                                                31,529            29,395
Less- accumulated depreciation                                 (11,571)          (9,515)
                                                            ----------         ---------
Net property and equipment                                      19,958            19,880
                                                            ----------         ---------
GOODWILL AND OTHER ASSETS                                        4,323            13,403
                                                            ----------         ---------
                                                            $  123,959         $ 119,784
                                                            ==========         =========

LIABILITIES AND SHAREHOLDERS' INVESTMENT

CURRENT LIABILITIES:
Current maturities of long-term debt                        $    2,031         $   1,770
Wholesale financing and other notes payable                     30,215            22,919
Motorcoach shell costs payable                                  15,833             8,535
Trade accounts payable                                          10,121            10,129
Accrued liabilities                                              8,431             6,405
Customer deposits                                                3,078             4,678
                                                            ----------         ---------
Total current liabilities                                       69,709            54,436
                                                            ----------         ---------
LONG-TERM DEBT :
Bank line of credit                                             17,820            17,740
Other debt, net of current maturities                           11,821            12,823
                                                            ----------         ---------
Total long-term debt                                            29,641            30,563
                                                            ----------         ---------
DEFERRED GRANT INCOME                                              105               120
DEFERRED INCOME TAXES                                              492               939
                                                            ----------         ---------
COMMITMENTS AND CONTINGENCIES (Note 8)

SHAREHOLDERS' INVESTMENT
Common stock - 6,535 and 6,510 shares outstanding               16,595            16,445
Additional paid-in capital                                       4,062             4,062
Retained earnings                                                3,355            13,219
                                                            ----------         ---------
Total shareholders' investment                                  24,012            33,726
                                                            ----------         ---------
                                                            $  123,959         $ 119,784
                                                            ==========         =========


The accompanying notes are an integral part of these consolidated balance sheets.

Featherlite, Inc.
Consolidated Statements of Operations
For the years ended December 31, 2000, 1999 and 1998
(In Thousands, except per share data)

                                                           2000            1999              1998
                                                           ----            ----              ----

Net sales                                                $ 242,486      $ 224,813        $  189,795
Cost of sales                                              212,813        192,621           162,717
                                                         ---------      ---------        ----------
Gross profit                                                29,673         32,192            27,078

Selling and administrative expenses                         26,599         22,723            18,567
Amortization of intangibles                                    636            520               386
Asset impairment (Note 4)                                    8,781              -                 -
                                                         ---------      ---------        ----------
Income (loss) from operations                               (6,343)         8,949             8,125
                                                         ---------      ---------        ----------
Other income (expense):
Interest expense                                            (4,996)        (3,768)           (2,961)
Gain on aircraft and property sales                            107            434               133
Other income, net                                              640            795               690
                                                         ---------      ---------        ----------
Total other expense                                         (4,249)        (2,539)           (2,138)
                                                         ---------      ---------        ----------
Income (loss) before taxes                                 (10,592)         6,410             5,987
Provision (benefit) for income taxes                          (728)         2,436             2,337
                                                         ---------      ---------        ----------
Net income (loss)                                        $  (9,864)     $   3,974          $  3,650
                                                         =========      =========        ==========

Net income (loss) per share (basic and diluted)          $   (1.51)     $    0.61           $  0.56
                                                         =========      =========        ==========

Featherlite, Inc.
Consolidated Statements of Shareholders' Investment
For the years ended December 31, 2000, 1999 and 1998
(In Thousands)

                                          Common Stock
                                  ---------------------------
                                   Outstanding                      Additional        Retained
                                     Shares           Amount      Paid-in Capital     Earnings
                                  ------------      ---------     ---------------     --------
Balance, December 31, 1997           6,255           $ 14,220       $  4,062          $ 5,595

Net income for the period                                                               3,650
Issuance of common stock               220              2,016
                                   -------           --------       --------          -------
Balance, December 31, 1998           6,475             16,236          4,062            9,245

Net income for the period                                                               3,974
Issuance of common stock                35                209
                                   -------           --------       --------          -------
Balance, December 31, 1999           6,510             16,445          4,062           13,219

Net (loss) for the period                                                              (9,864)
Issuance of common stock                25                150
                                   -------           --------       --------          -------
Balance, December 31, 2000           6,535           $ 16,595       $  4,062          $ 3,355
                                   =======           ========       ========          =======

The accompanying notes are an integral part of these consolidated financial statements.

Featherlite, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2000, 1999 and 1998
(In Thousands)


                                                                        2000           1999          1998
                                                                        ----           ----          ----
CASH FLOWS FROM (USED FOR )OPERATING ACTIVITIES:
 Net income (loss)                                                    $ (9,864)      $  3,974      $  3,650
 Adjustments to reconcile net income(loss) to net cash
  from (used for) operating activities-
  Depreciation and amortization                                          2,973          2,483         2,121
  Non-cash asset impairment charge                                       8,781             -             -
  Amortization of prepaid advertising                                      222            277           287
  Grant income                                                             (15)           (44)          (73)
  Provision for deferred income taxes                                   (1,669)            79           152
  Gain on sales of aircraft and other property                            (107)          (434)         (133)
  Changes in current operating items, net of effect of
   business acquisitions
   Receivables                                                           2,559          1,417        (3,179)
   Inventories                                                         (13,859)       (13,479)      (10,698)
   Prepaid expenses                                                       (703)           (76)         (144)
   Trade accounts payable                                                   (8)        (1,534)       (3,801)
   Motorcoach shell costs payable                                        7,298          1,977         3,523
   Accrued liabilities                                                   2,026            685          (254)
   Customer deposits                                                    (1,600)         2,437        (3,197)
                                                                      --------        -------      --------
    Net cash used for operations                                        (3,966)        (2,238)      (11,746)
                                                                      --------        -------      --------
CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:
 Acquisition of business, net of cash acquired                              -              -           (374)
 Investment in joint venture, net of equity in earnings                     -             (35)            9
 Payment for non-compete agreement                                        (113)            -             -
 Purchases of property and equipment                                    (2,648)        (6,071)       (3,034)
 Proceeds from sale of equipment and facilities                             77            303           487
 Purchase of airplanes for resale                                       (2,912)        (7,513)       (2,901)
 Proceeds from sale of airplanes                                         3,010         10,482         3,074
                                                                      --------        -------      --------
 Net cash used for investing activities                                 (2,586)        (2,834)       (2,739)
                                                                      --------        -------      --------
CASH FLOWS FROM (USED FOR )FINANCING ACTIVITIES
 Net borrowings on wholesale financing and other notes payable           7,296          4,983         4,157
 Net borrowings (repayments) on bank line of credit                         80           (199)        8,138
 Proceeds from other long-term debt                                      5,361         11,965        10,857
 Repayment of other long-term debt                                      (6,102)       (11,588)      (10,115)
 Payment of loan acquisition costs                                          -             (88)           -
 Proceeds from issuance of common stock                                     -              59             4
                                                                      --------        -------      --------
    Net cash from financing activities                                   6,635          5,132        13,041
                                                                      --------        -------      --------
    Net cash increase (decrease) for period                                 83             60        (1,444)
Cash, beginning of period                                                  248            188         1,632
                                                                      --------        -------      --------
Cash, end of period                                                   $    331        $   248     $     188
                                                                      ========       ========      ========
Supplemental disclosures:
  Interest payments, including $111 capitalized in 1999               $  5,009        $ 3,820      $  2,810
  Trailers exchanged for advertising                                       100             32           419
  Income tax payments                                                    1,144          2,357         3,206
  Issuance of earnout shares                                               150            150            -
                                                                      --------        -------      --------
  Acquisition of business
    Fair value of assets acquired                                           -               -       (18,639)
    Liabilities assumed                                                     -               -        16,253
    Issuance of common stock                                                -               -         2,012
                                                                      --------        -------      --------
      Cash used                                                       $     -         $     -      $   (374)
                                                                      --------        -------      --------

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1.  Nature of Business

Featherlite, Inc. is engaged in the manufacture and distribution of various types of specialty trailers and luxury motorcoaches as well as related parts, accessories and services. Specialty trailers are manufactured at facilities in Iowa, while luxury motorcoaches are manufactured at locations in Florida and Oklahoma. Trailers are primarily sold to authorized dealers throughout the United States and Canada. Terms and conditions for business are defined by standard agreements with each authorized dealer. Luxury motorcoaches are primarily sold directly to end-user customers. Featherlite Aviation Company, a wholly-owned subsidiary, is involved in the purchase and resale of used business class aircraft.

Note 2.  Going Concern Basis of Presentation

The accompanying consolidated financial statements for the year ended December 31, 2000 have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. In each of the past three years ended December 31, 2000, the Company required cash from other sources to fund its operations, primarily due to operating losses in the motorcoach segment and working capital used to fund a buildup in motorcoach inventory. As a result, the Company has $3.2 million available to borrow at December 31, 2000 on its existing lines of credit. In December 2000 and into early 2001, the current order backlog for trailers and motorcoaches has declined below levels at comparable dates a year ago. This could further reduce the Company's liquidity until new order volume increases and/or additional financing is secured. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms and covenants of its financing agreements, to obtain additional financing or refinancing as may be required and ultimately to attain successful operations. Management has efforts in place to obtain additional funds through additional debt financing and to reduce costs and related near term working capital requirements so the Company will meet its obligations and sustain its operations. Despite these efforts, management cannot provide assurance that the Company will be able to obtain additional financing or that cash flow from operations will be sufficient to allow it to meet its obligations as they come due.

Note 3.  Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Featherlite, Inc. and its wholly-owned subsidiary, Featherlite Aviation Company, which are referred to herein as the Company. All material intercompany accounts and transactions have been eliminated in consolidation.

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

Financial Statement Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. The more significant estimates are used for such items as: valuation of used trailer and motorcoach inventory, depreciable lives of property and equipment, allowance for doubtful accounts, and reserves for excess inventory, warranty and self-insurance. As better information becomes available or as actual amounts are determinable, the recorded estimates are revised. Ultimate results could differ from these estimates.

Concentrations: The Company purchases all of its conversion motorcoach shells from one supplier. The purchases represented approximately 11% of consolidated cost of sales for the year ended December 31, 2000. Although there are a limited number of manufacturers of motorcoach shells, management believes that the other suppliers could provide similar shells on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

Receivables: Receivables are stated net of an allowance for doubtful accounts of $180,000 and $65,000 at December 31, 2000 and 1999, respectively.

Inventories: Inventories are stated at the lower of cost, as determined on a first-in, first-out (FIFO) basis, or market and includes materials, labor and overhead costs. Raw materials include the cost of materials and components required to produce trailers and motorcoaches and to support parts sales and service. Work in process includes materials, bus conversion shells, labor and overhead related to production process. Inventories were as follows at December 31, 2000 and 1999 (in thousands):


                                                  2000           1999
                                                  ----           ----
Raw materials                                   $11,350        $14,195
Work in progress                                 20,833         21,476
Finished trailers and motorcoaches               31,610         23,573
Used trailers and motorcoaches                   24,598         15,388
                                                 ------         ------
          Total                                 $88,391        $74,632
                                                -------        -------

In 2000, the Company evaluated the carrying value of its motorcoach inventories and recorded total charges of $1.7 million to cost of sales to reduce the carrying cost of this inventory to its estimated market value. This write-down was required as a result of a substantial decrease in the market value of used motorcoaches in the fourth quarter in light of the reduced demand and a general downturn in the motorcoach market. Finished and used inventories are presented net of a $1.7 million valuation write-down to reflect such inventories presented at lower of cost or market at December 31, 2000. No such write-down was required in 1999.

Property and Equipment: Property and equipment are stated at cost, while repair and maintenance items are charged to expense as incurred. Interest of $0 and $111,000 was capitalized for property additions in 2000 and 1999, respectively. Depreciation is provided for financial reporting purposes using straight-line and accelerated methods over estimated useful lives of 31 to 39 years for buildings and improvements, 15 years for land improvements and 5 to 7 years for machinery and equipment.

Long-lived Assets: The Company assesses long-lived assets for impairment under SFAS Statement No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of." Under those rules, property and equipment, goodwill associated with assets acquired in purchase business combinations, and any other long-lived assets are included in the impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets many not be recoverable. See Note 5 for further discussion of 2000 impairment charge.

Product Warranty: The Company's products are covered by product warranties ranging from one to six years after the date of sale. At the time of sale, the Company recognizes estimated warranty costs, based on prior history and expected future claims, by a charge to cost of sales.

Revenue Recognition: The Company recognizes revenue from the sale of trailers and motorcoaches when title and risks of ownership are transferred to the customer, which generally is upon shipment or customer pick-up. A customer may be invoiced for and receive title prior to taking physical possession when the customer has made a fixed, written commitment to purchase, the trailer or motorcoach has been completed and is available for pick-up or delivery, and the customer has requested the Company to hold the trailer or motorcoach until the customer determines the most economical means of taking physical possession. Upon such a request, the Company has no further obligation except to segregate the trailer or motorcoach, issue its Manufacturer's Statement of Origin, invoice the customer under normal billing and credit terms and hold the trailer or motorcoach for a short period of time as is customary in the industry, until pick-up or delivery. Products are built to customer specification and no right of return or exchange privileges are granted. Accordingly, no provision for sales allowances or returns is recorded.

Revenue from sales of parts is recognized when the part has been shipped. Revenue from the delivery and servicing of trailers and motorcoaches is recognized when the service is performed.

Research and Development Expenses: Research and development expenses were approximately $839,000, $17,000, and $-0- in 2000, 1999, and 1998 respectively, and are included in selling and administrative expenses.

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

New Accounting Pronouncements: In June 1998, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 also required that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains or losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No.133 (as amended) is effective for all quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 as of January 1, 2001 did not materially impact the Company's results of operations or financial position.

In September 2000, FASB's Emerging Issues Task Force (EITF) released a conclusion on Issue No. 00-10, "Accounting for Shipping and Handling Revenues and Costs." This EITF Issue requires that revenues related to shipping and delivery be included as a component of net sales and suggests that the related shipping costs be included as a component of cost of sales. Previously, the Company included such costs in selling and administrative expenses. The Company adopted the tentative conclusions of EITF Issue No. 00-10 in its second quarter of 2000. The accompanying consolidated statements of income have been prepared in accordance with the conclusions of Issue No. 00-10 and amounts presented for prior periods have been restated to be consistent with the treatment of current period delivery expenses. This restatement had the effect of increasing cost of sales and reducing selling and administrative expenses by $4.9 million, $3.9 million and $3.4 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Reclassifications: Certain 1999 and 1998 amounts in the accompanying financial statements have been reclassified to conform to the 2000 presentation. The reclassifications had no effect on previously reported net income or total shareholders' investment.

Note 4.  Goodwill and Other Assets

Goodwill and other assets consist of the following at December 31, 2000 and 1999 (in thousands):

                                                    2000         1999
                                                    ----         ----
Goodwill                                          $    -       $ 8,955
Aircraft held for resale                           4,090         4,088
Other                                                233           360
                                                  ------       -------
  Total                                           $ 4,323      $13,403
                                                  -------      -------

Goodwill: As discussed in Note 13, the excess of the total acquisition cost of Vantare' International, Inc. (Vantare) and Mitchell Motorcoach Sales, Inc. (Vogue) and other prior acquisitions, over the fair value of the net assets acquired is being amortized on a straight-line basis over periods of up to 20 years. Amortization was $525,000 in 2000, $510,000 in 1999 and $386,000 in 1998.
Accumulated amortization was 1.2 million in 1999. As discussed in Note 5 below, all goodwill was determined to be impaired and written-off in the fourth quarter of 2000.

Aircraft Held for Resale: The Company is a licensed aircraft dealer and markets used business-class aircraft. Aircraft purchased for resale are stated at cost. The Company periodically evaluates the aircraft's net realizable value and, if necessary, adjusts the carrying value. Gain or loss on the sale of aircraft is included in other income (expense) during the period in which the aircraft is sold rather than sales and cost of sales because these transactions are incidental to the Company's principal business segments and occur on an irregular basis. Aircraft held by the Company for resale are classified as non-current as prior history indicates the aircraft may not be sold within twelve months.

Other: The Company exchanged trailers and coaches for future personal service, promotional and advertising services of an equivalent value. These contracts were capitalized and are being amortized over the period the services will be rendered. Amortization of these agreements to advertising expense was $222,000 in 2000, $277,000 in 1999 and $287,000 in 1998. Total advertising expense was $2.7 million in 2000, $2.2 million in 1999 and $2.0 million in 1998.
The Company also owns land and a warehouse with a cost of $71,000 at a site previously used as its corporate headquarters.

Note 5.  Asset Impairment

Despite initiatives taken early in 2000 to change the management of the Luxury Coach Division and introduce programs to improve production efficiency and reduce and control production and selling costs, a downturn in the market for new and used bus conversion motorcoaches has resulted in a continuing loss of sales and profitability in this segment of the business. Increased interest rates, higher fuel costs and stock market volatility are believed to be major factors contributing to this decrease which began in the third quarter of 2000 when sales declined 25 percent from the same period in 1999 and continued into the fourth quarter. These factors have contributed to reduced demand for both new and used motorcoach units and in lower than expected selling prices. Consequently, in the fourth quarter of 2000, the Company determined that unamortized goodwill in the amount of $8.3 million associated with the acquisitions of Vogue in 1998 and Vantare in 1996, was impaired, and wrote it off.

The write-off of the goodwill was based on an analysis of projected undiscounted cash flows, which were no longer deemed adequate to support the goodwill associated with these businesses. Impairment reviews of the long-lived assets of certain business units in the trailer segment also resulted in the write-down of goodwill and other long lived assets by $431,000. These write-downs were based on projected cash flows that were not adequate to support goodwill associated with an acquired business and the reduction of the net book value of related land and buildings to an amount deemed realizable based on previous experience. As management executes its plan to rationalize motorcoach and trailer production between facilities, other costs estimated are expected to be incurred in the first and second quarters of 2001 and will be expensed at that time.


Note 6.  Income Tax Matters

The components of the provision (benefit) for income taxes for the years ended December 31 2000, 1999 and 1998 are as follows (in thousands):

                                  2000                    1999                   1998
                                  ----                    ----                   ----
Current
  Federal                      $   750                   $2,107                 $1,962
  State                            191                      250                    223
                               -------                   ------                 ------
                               $   941                   $2,357                 $2,185
Deferred
  Federal                      $(1,394)                  $   70                 $  137
  State                           (275)                       9                     15
                               -------                   ------                 ------
                               $(1,669)                  $   79                 $  152
  Total                        $  (728)                  $2,436                 $2,337
                               -------                   ------                 ------

A reconciliation of the provision (benefit) for income taxes at the federal statutory rate to the provision (benefit) for income taxes in the consolidated financial statements for the years ended December 31, 2000, 1999 and 1998 is as follows (in thousands):

                                                 2000                 1998              1998
                                                 ----                 ----              ----
Provision (benefit) at federal                 $(3,601)              $2,179            $2,036
statutory rate
State income taxes, net of                         (64)                 171               187
     Federal income tax effect
Non-deductible goodwill
amortization and write-off                       2,993                   -                 -
Other                                              (56)                  86               114
                                               -------               ------            ------
   Total                                       $  (728)              $2,436            $2,337
                                               -------               ------            ------

Deferred tax assets and liabilities consist of the following components as of December 31, 2000 and 1999 (in thousands):

                                                       2000                      1999
                                                       ----                      ----
Non-current deferred tax liabilities:
          Depreciation                                $ (492)                  $ (939)
                                                      ------                   ------
Current deferred tax assets:
          Accrued expenses                            $  997                   $  479
          Accrued warranty expenses                      592                      363
          Inventory allowances                           716                      253
          Receivable allowances                           76                       64
                                                      ------                   ------
                  Total current                        2,381                    1,159
                                                      ------                   ------
                  Net deferred tax asset              $1,889                   $  220
                                                      ------                   ------

Note 7.  Financing Arrangements

Wholesale Financing and Other Notes Payable: Wholesale financing and other notes payable includes unpaid balances of $29.3 million on the motorcoach wholesale financing agreement with a financial services company and $900,000 with an insurance premium finance company. The motorcoach wholesale financing agreement provides for a $30 million line of credit to finance completed new and used motorcoaches held in inventory. Amounts borrowed are limited to defined percentages of eligible inventory. Borrowings bear interest at prime plus .25 (9.75% at December 31, 2000) and are secured by the financed motorcoaches and other assets of the Company. The agreement includes, among other covenants, maintaining defined levels of tangible net worth, leverage and working capital. The Company was in compliance with these covenants at December 31, 2000. This agreement is subject to cancellation by either party on thirty days written notice.

Motorcoach Shell Cost payables: The shell manufacturer provides the Company with a certain number of motorcoach shells on a consignment basis for a defined period of time. Payment is required for each shell at the time it is sold or at the end of the consignment period, whichever occurs sooner. The consignor has the right to demand payment for the shell or to repossess the consigned unit at the end of the consignment term of each shell. At December 31, 2000, there were a number of expired consignment contracts on which the supplier has waived the exercise of its rights.

Bank Line of Credit: In 1998, the Company entered into a Revolving Loan and Security Agreement with the Structured Capital Division of Firstar Bank, Milwaukee, WI. (Firstar). This agreement provides a working capital line of credit equal to the lesser of $25 million or a defined percentage of eligible trade accounts receivable and inventory. Borrowings under this agreement, which bear interest at prime less 0.75% (8.75% at December 31, 2000), are secured by substantially all assets of the Company. Availability under this line was $20.5 million at December 31, 2000, of which $17.8 million was borrowed. These borrowings are classified as long-term debt as the agreement matures and is subject to renewal in September 2002.

The agreement includes, among other covenants, maintenance of defined ratios of debt to tangible net worth, a minimum annual earnings before interest, taxes, depreciation and amortization (EBITDA), and a minimum fixed charge coverage ratio. The agreement also prohibits the payment of dividends without Firstar's prior consent. The Company was not in compliance with any of these financial covenants at December 31, 2000. On March 30, 2001, Firstar amended the Agreement to waive compliance with the financial covenants as of December 31, 2000 and to amend all financial covenants for 2001 as follows: maintain a ratio of debt to tangible net worth, as defined, of 4.5 to 1; attain minimum annual EBITA, taxes, depreciation and amortization (EBIDTA) of $10 million; and achieve minimum defined fixed charge coverage ranging from no requirement in the first quarter of 2001 to 1.4 in the third and fourth quarters, with an annual requirement of
1.0. Existing economic and industry conditions have resulted in a significant decline in projected trailer segment sales for the first quarter of 2001. If these conditions continue throughout the year and impact the motorcoach segment as well, the Company may not be able to comply with these amended financial covenants. As discussed in Note 2, no adjustment to the carrying amounts or classification of assets or liabilities in the accompanying consolidated financial statements has been made with respect to this potential event of non-compliance. Firstar also provided the Company a special advance of $1.5 million for a period of 60 days, subject to revision or extension. The interest rate on all borrowings under the Revolving Loan and Security Agreement also increased from prime less 0.75% to prime as of the date of the amendment and a $50,000 fee was charged by Firstar.

Other Long-Term Debt: Other long-term debt consisted of the following at December 31, 2000 and 1999 (in thousands):

                                                                                     2000              1999
                                                                                     ----              ----

Bank notes payable; interest at prime less 0.75% (8.75% at December 31, 2000)
payable in varying monthly installments through 2008; contains same collateral
and covenant provisions as Revolving Loan and Security Agreement                   $ 6,979           $ 7,552
                                                                                   -------           -------
Bank notes, interest at LIBOR plus 1.80 (8.62% at December 31, 2000) payable in monthly installments through 2004; collateralized by real
estate                                                                               4,235             4,348
                                                                                   -------           -------
Bank notes payable; interest at prime plus 0.75%, adjusted quarterly
(10.25% at December 31, 2000); payable in varying monthly
installments through June, 2002; collateralized by aircraft                          2,305             2,412
                                                                                   -------           -------
Notes and capitalized leases to banks and others, interest at average of 7.2%, payable in varying monthly installments through 2003;
collateralized by real estate                                                          333               281
                                                                                   -------           -------
Total                                                                               13,852            14,593
          Less current maturities                                                   (2,031)           (1,770)
                                                                                   -------           -------
                                                                                   $11,821           $12,823
                                                                                   -------           -------

Interest Rate Swap Agreement: The Company is party to an interest rate swap with First Union Bank. The agreement hedges a portion of its exposure to fluctuations on one bank note. This agreement terminates in December 2003 and is accounted for as a hedge, with any realized gains or losses recognized currently as an adjustment to interest expense. The notional amount of the swap transaction is $4.0 million at a fixed rate of 7.34 percent. At December 31, 2000, the fair market value of the interest rate swap was approximately $17,000.

Annual maturities of total long-term debt during the five years subsequent to December 31, 2000 are as follows (in thousands):


                           Year                  Amount
                           ----                  ------
                           2001                 $  2,031
                           2002                   19,849
                           2003                    7,009
                           2004                      753
                           2005                      592
                        Thereafter              $  1,438


Note 8.  Commitments and Contingencies

Pursuant to dealer inventory floor plan financing arrangements, the Company may be required, in the event of default by a financed dealer, to purchase certain repossessed products from the financial institutions or to reimburse the institutions for unpaid balances including finance charges, plus costs and expenses. During 2000, the Company repurchased $2.2 million from a financial institution due to the default of a dealer. The Company was contingently liable under these arrangements for a maximum amount of $12.0 million at December 31, 2000.

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

The Company is partially self-insured for a portion of certain health benefit and workers' compensation insurance claims. The Company's maximum annual claim exposure under these programs is approximately $6.5 million, including $2.2 million accrued for estimated unpaid claims at December 31, 2000. The Company has obtained an irrevocable standby letter of credit in the amount of $1.7 million in favor of the workers' compensation claims administrator to guarantee settlement of claims.

The Company leases certain office and production facilities under various operating leases that expire at varying dates through 2011. Rental expense under these operating leases for the years ended December 31, 2000, 1999 and 1998 was approximately $1.2 million, $1.0 million, and $774,000, respectively. The approximate annual minimum future lease payments under these operating leases for the five years subsequent to December 31, 2000 are as follows (in thousands):

                           Year                  Amount
                           ----                  ------
                           2001                  $1,190
                           2002                     950
                           2003                     803
                           2004                     783
                           2005                     764
                        Thereafter                2,350

The Company, in the course of its business, has been named as a defendant in various legal actions. These actions are primarily product liability or workers' compensation claims in which the Company is covered by insurance subject to applicable deductibles. Although the ultimate outcome of such claims cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such matters will not have a material adverse effect on the financial position of the Company.

The Company has obtained fixed price commitments from certain suppliers for about 80 percent of its expected aluminum requirements in 2001 to reduce the risk related to fluctuations in the cost of aluminum, the principal commodity used in the Company's trailer segment. In certain instances there may be a carrying charge added to the fixed price if the Company requests a deferral of a portion of its purchase commitment to the following year.

Note 9.   Deferred Grant Income

Deferred grant income consists of forgivable loans (grants) in an aggregate amount of approximately $2 million provided to the Company by various governmental units to assist with the establishment of the Company's headquarters and production facility in Cresco, Iowa and its Nashua, Iowa production facility. These loans are wholly or partially forgivable based on fulfillment and retention of job creation goals through June 1999. These grants are being recognized as income as they are earned. Cumulative income recognized for these grants was approximately $1.9 million at December 31, 2000, 1999 and 1998.

Note 10.   Employee Retirement Savings Plan

The Company sponsors a 401(k) employee retirement savings plan which covers substantially all employees after one year of employment. The Company may annually elect to match a portion of the each employee's contributions and has elected to match a portion of the first four percent of such contributions in each of the three years ended December 31, 2000. The Company's contributions to the plan were $208,000, $180,000 and $128,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

Note 11.   Related-Party Transactions

The Company recorded sales of approximately $2.5 million, $4.0 million and $3.3 million in 2000, 1999, and 1998, respectively, to authorized Featherlite dealers and Featherlite Credit Corporation which are related entities under common ownership. These sales were made at the same prices offered other Featherlite dealers. The Company had receivables from these related parties of $0 at December 31, 2000 and $57,000 at December 31, 1999.

The Company has leased various equipment from certain shareholders during current and prior periods. Payments related to these leases totaled $50,000 in 2000, $24,000 in 1999, and $24,000 in 1998. During 2000 and 1999, the Company
also leased various aircraft from certain shareholders. Payments for leased aircraft totaled $20,000 in 2000 and $77,000 in 1999.

Featherlite Credit Corporation reimbursed the Company $63,000, $58,000, and $58,000 for salaries and other costs paid by the Company in 2000, 1999, and 1998, respectively.

Note 12.   Shareholders' Investment

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

All incentive options must be granted at no less than 100 percent of the fair market value of the stock on the date of grant (110 percent for employees owning more than 10 percent of the outstanding stock on the date of grant). The options are non-transferable and expire at varying dates, but do not exceed ten years from date of grant.

Grants under the Plan are accounted for using APB Opinion No. 25 and related interpretations. No compensation cost has been recognized for grants under the Plan. Had compensation cost for the Plan been based on the grant date fair values of awards (the method prescribed by SFAS No. 123) reported net income
(loss) and net income (loss) per share would have been the pro forma amounts shown below:



                                                 2000                 1999                 1998
                                                 ----                 ----                 ----
Net income (loss) (000's)
     As reported                              $ (9,864)               $3,974               $3,650
     Pro forma                                 (10,085)                3,764                3,263
                                              --------                ------               ------
Basic net income (loss) per share
     As reported                              $  (1.51)               $  .61               $  .56
     Pro forma                                   (1.54)                  .58                  .51
                                              --------                ------               ------
Diluted net income (loss) per share
     As reported                              $  (1.51)               $  .61               $  .56
     Pro forma                                   (1.54)                  .58                  .50
                                              --------                ------               ------

The fair value of each option has been estimated at the grant date using the Black-Scholes option-pricing model with the following assumptions for grants in 2000, 1999, and 1998:



                                                           2000                 1999                 1998
                                                           ----                 ----                 ----
Dividend Rate                                                 0%                   0%                   0%
Price Volatility- 5 year options                           58.4%                58.4%                45.2%
Price Volatility- 10 year options                          59.2%                59.2%                60.8%
Risk-free interest rate-5-year options                      6.3%                 5.5%                 5.5%
Risk-free interest rate- 10-year options                    6.6%                 5.6%                 4.7%
Expected life- 5 year options                             5 yrs.               5 yrs.               5 yrs.
Expected life- 10 year options                           10 yrs.              10 yrs.              10 yrs.

A summary of the status of the Plan at December 31, 2000, 1999 and 1998 and changes during the years ended on those dates is as follows:


                                                                          Weighted Average
                                                              Shares       Exercise Price
                                                              ------      ----------------
1998
Outstanding, beginning of year                                311,380          $6.17
Granted                                                       218,500          $6.24
Exercised/forfeited                                              (500)         $6.00
Outstanding, end of year                                      529,380          $6.20
Exercisable at end of year                                    308,180
Weighted average fair value per share of options
granted during the year                                          $4.28

1999
Outstanding, beginning of year                                529,380          $6.20
Granted                                                        27,000          $5.99
Exercised/forfeited                                           (20,220)         $6.96
Outstanding, end of year                                      536,160          $6.16
Exercisable at end of year                                    371,260
Weighted average fair value per share of options
granted during the year                                         $3.63

2000
Outstanding, beginning of year                                536,160          $6.16
Granted                                                        32,000          $4.67
Exercised/forfeited                                           (92,554)         $7.09
Outstanding, end of year                                      475,606          $6.00
Exercisable at end of year                                    385,406
Weighted average fair value per share of options
granted during the year                                         $3.24

At December 31, 2000, the options outstanding have exercise prices ranging from $4.13 to $10.00 and a weighted average remaining contractual life of 5.7 years. All but 18,668 shares are exercisable at prices ranging from $4.13 to $7.25.

Net Income (Loss) Per Share: Following is a reconciliation of the weighted average shares outstanding used to determine basic and diluted net income (loss) per share for the years ended December 31, 2000, 1999, and 1998 ( in thousands, except per share data):

                                                                               2000        1999       1998
                                                                               ----        ----       ----
     Net (loss) income available to common shareholders                      $(9,864)     $3,974     $3,650
     Weighted average number of shares outstanding - basic                     6,531       6,506      6,462
     Dilutive effect of:
          Stock Options                                                           -           14         78
          Contingent earnout shares                                               -           25          -
          Warrants                                                                -            -         19
     Weighted average number of shares outstanding-  diluted                   6,531       6,545      6,559
     Net (loss) income per share - basic and diluted                         $ (1.51)     $  .61     $  .56

Note 13.   Business Combinations

In May 1998, the Company acquired substantially all the assets of Vogue, a privately-held manufacturer and converter of purchased bus shells into luxury motorcoaches, in exchange for 219,551 shares of common stock with an aggregate value of $2.0 million and the assumption of approximately $16.2 million of liabilities. Additional common stock with an aggregate value of $4.0 million may be issued if Vogue achieves certain defined earnings levels through December 31, 2001. As of December 31, 2000 and 1999, these earnings levels have not been achieved and no additional shares earned. This acquisition was accounted for as a purchase and, accordingly, results of operations have been included in the Company's operating statements since the acquisition date. The following unaudited pro forma summary presents consolidated results of operations of the Company for the year ended December 31, 1998 as if the business combination had occurred on January 1, 1998 (in thousands, except for per share data):

                                                   1998
                                                   ----
    Revenue                                      $203,612
    Net earnings                                    3,372
    Earnings per share-diluted                        .51

The purchase price was allocated on the basis of the estimated fair value of assets acquired and liabilities assumed with the remaining excess purchase price of $6.1 million.

In 1996, the Company acquired all the assets of Vantare, a privately-held converter of purchased bus shells into luxury motorcoaches, in exchange for 300,000 shares of common stock. An additional 100,000 shares of the common stock may be issued if Vantare achieves certain defined net earnings, as determined annually, through December 31, 2000. Fifty thousand of these contingent shares were earned and issued. These shares were accounted for as additional purchase price when issued.

In connection with the purchase of Vantare, the Company entered into a non-compete agreement with the former owner that prohibits competition for a period of three years after termination as an employee. Consideration for this agreement not to compete is in the form of the right of the former owner of Vantare to purchase three motorcoaches at the Company's cost to manufacture. One such coach was purchased from the Company in 1999. The former owner of Vogue has a similar arrangement through December 31, 2001 and purchased one coach from the Company in 2000.

Note 14. Segment Reporting

The Company follows Statement of Financial Accounting Standards No. 131 "Disclosure About Segments of an Enterprise and Related Information," which requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. The Company has two principal business segments that manufacture and sell trailers and luxury motorcoaches to many different markets, including recreational, entertainment and agriculture. Corporate and other primarily includes the aircraft operations, corporate officers and administration. The Company's sales are not materially dependent on a single customer or small group of customers.

Management evaluates the performance of each segment based on income before taxes. Beginning in 1999, the Company began allocating corporate selling and administrative expenses to each segment. Pro forma allocations have been made to each segment for the year 1998, to make the segment operating results comparable to 1999 and 2000.

The following table shows the Company's business segments and related financial information for the years ended December 31, 2000, 1999 and 1998 (in thousands):


                                                  Trailers          Motorcoaches        Corporate and        Total
                                                                                            other
                                                  --------          ------------        -------------        -----
2000
Revenues from unaffiliated customers               $130,019            $112,467           $     -           $242,486
Interest expense (income)                             (230)               4,976                250             4,996
Depreciation and amortization                         1,192               1,188                593             2,973
Income (loss) before taxes                            7,661            (16,990)            (1,263)          (10,592)
Identifiable assets                                  34,921              77,552             11,486           123,959
Capital expenditures                                    848               1,160                640             2,648

1999
Revenues from unaffiliated customers               $116,601            $108,212           $     -           $224,813
Interest expense                                        508               2,896                364             3,768
Depreciation and amortization                         1,047                 898                538             2,483
Income (loss) before taxes                            7,216               (290)              (516)             6,410
Identifiable assets                                  36,693              72,386             10,705           119,784
Capital expenditures                                    795               4,686                590             6,071

1998
Revenues from unaffiliated customers               $111,938             $77,857           $     -           $189,795
Interest expense                                        920               1,601                440             2,961
Depreciation and amortization                         1,072                 546                503             2,121
Income (loss) before taxes                            5,404               1,623            (1,040)             5,987
Identifiable assets                                  41,605              54,430             10,753           106,788
Capital expenditures                                  1,120                 881              1,033             3,034


The accounting policies applied to determine segment information are the same as those described in the summary of significant accounting policies.

Geographic information by year is as follows (in thousands):

                                                    2000               1999                1998
                                                    ----               ----                ----
Revenues from unaffiliated customers
     United States                                $236,982            $220,415           $185,118
     Canada and other regions                        5,504               4,398              4,677
          Consolidated                            $242,486            $224,813           $189,795
                                                  --------            --------           --------

Long-lived assets
     United States                                 $24,281             $33,283            $32,266
     Canada and other regions                           -                   -                  -
          Consolidated                             $24,281             $33,283           $ 32,266

Revenue attributed to geographic locations is based on the location of the customer.

Report of Independent Public Accountants

To Featherlite, Inc.

We have audited the accompanying consolidated balance sheets of Featherlite, Inc. ( a Minnesota corporation) and subsidiary as of December 31, 2000 and 1999 and the related consolidated statements of operations, shareholders' investment and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Featherlite, Inc. and subsidiary as of December 31, 1998 were audited by other auditors whose report dated February 8, 1999 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Featherlite, Inc. and subsidiary as of December 31, 2000 and 1999 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company is unable to ascertain whether it will have sufficient liquidity available under its existing lines of credit to fund operations or whether the Company will meet various covenant requirements contained in its revolving loan and security agreement. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The accompanying consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

Arthur Andersen LLP

Minneapolis, Minnesota
March 30, 2001