Form 10-K, Exhibit 13
period 2001-12-31
FEATHERLITE INC
filed 2002-04-15
CIK 928064

EXHIBIT 13


SELECTED FINANCIAL INFORMATION
(In thousands, except per share and stock price data)

--------------------------------------------------------------------------------------------------------------------------
FIVE YEARS ENDED DECEMBER 31,                          2001           2000           1999           1998           1997
                                                    ----------------------------------------------------------------------
Statement of Operations Data:
   Net sales *                                      $  212,786     $  242,486     $  224,813     $  189,795     $  133,335
   Cost of sales *                                     194,754        212,813        192,621        162,717        113,599
                                                    ----------------------------------------------------------------------
   Gross profit                                         18,032         29,673         32,192         27,078         19,736
   Selling and administrative expenses *                21,829         26,599         22,723         18,567         12,907
   Amortization of intangibles                              81            636            520            386            204
   Asset impairment charge                                  --          8,781             --             --             --
   Restructuring charge                                  1,572             --             --             --             --
                                                    ----------------------------------------------------------------------
   Income (loss) from operations                        (5,450)        (6,343)         8,949          8,125          6,625
   Interest expense                                     (4,300)        (4,996)        (3,768)        (2,961)        (1,800)
   Other income (expense), net                            (337)           747          1,229            823            646
                                                    ----------------------------------------------------------------------
   Income (loss) before taxes                          (10,087)       (10,592)         6,410          5,987          5,471
   Provision (benefit) for income taxes                 (1,240)          (728)         2,436          2,337          2,189
                                                    ----------------------------------------------------------------------
   Net income (loss)                                $   (8,847)    $   (9,864)    $    3,974     $    3,650     $    3,282
                                                    ----------------------------------------------------------------------

Net income (loss) per share
          Basic and diluted                         $    (1.35)    $    (1.51)    $     0.61     $     0.56     $     0.52
                                                    ----------------------------------------------------------------------
Weighted average shares outstanding (000's)
         Basic                                           6,535          6,531          6,506          6,462          6,255
         Diluted                                         6,535          6,531          6,545          6,559          6,314

--------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (END OF PERIOD)                     2001           2000           1999           1998           1997
                                                    ----------------------------------------------------------------------
Working capital                                     $    1,641     $   12,149     $   32,065     $   29,163     $   21,643
Total assets                                            97,171        123,959        119,784        106,788         75,508
Total long-term debt , net of current maturities         7,386         11,821         30,563         30,914         22,075
Total shareholders' investment                          15,141         24,012         33,726         29,543         23,877
--------------------------------------------------------------------------------------------------------------------------

QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                                               Closing Market Price
                                               Income (Loss)       Net            Net Income (Loss)              of Common Stock
                                    Gross          from          Income              Per Share              ------------------------
                     Net Sales      Profit      Operations       (Loss)         Basic         Diluted          High          Low
------------------------------------------------------------------------------------------------------------------------------------
2001
First Quarter       $   64,681    $    7,025    $    1,217     $       64     $     0.01     $     0.01     $     2.84    $     1.50
Second Quarter **       57,412         2,393        (4,568)        (4,138)         (0.63)         (0.63)          2.00          1.57
Third Quarter           51,566         6,429         1,023            106           0.01           0.01           1.99          0.87
Fourth Quarter **       39,127         2,185        (3,122)        (4,879)         (0.75)         (0.75)          1.50          0.90
------------------------------------------------------------------------------------------------------------------------------------
2000
First Quarter       $   69,033    $    9,286    $    1,807     $      652     $     0.10     $     0.10     $     6.25    $     3.98
Second Quarter          66,030         9,689         2,833          1,136           0.17           0.17           4.50          2.50
Third Quarter           51,349         6,657            92           (637)         (0.10)         (0.10)          4.50          2.75
Fourth Quarter **       56,074         4,041       (11,075)       (11,015)         (1.69)         (1.69)          3.00          1.31
------------------------------------------------------------------------------------------------------------------------------------

The Company's common stock trades on The NASDAQ Stock Market under the symbol "FTHR."

As of January 28, 2002 there were approximately 245 shareholders of record and approximately 2,100 beneficial shareholders.

The Company is restricted from paying dividends. See Liquidity and Capital Resources in MD&A for a discussion of these restrictions.

* 2000 and prior years have been restated to conform with 2001 presentation, with no effect on previously reported net income (loss).

** Includes restructuring charge of $4.1 million in second quarter 2001, inventory writedown of $2.5 million and restructuring charge of $422,000 in in fourth quarter 2001, and asset impairment charges of $8.8 million in fourth quarter 2000.

Featherlite, Inc.
Consolidated Balance Sheets
December 31, 2001 and 2000
(In Thousands)

                                                                     2001             2000
                                                                 ------------     ------------
ASSETS

CURRENT ASSETS:
   Cash                                                          $        247     $        331
   Receivables                                                          5,001            6,356
   Refundable income taxes                                              2,755               --
   Inventories                                                         66,215           88,391
   Prepaid expenses                                                     1,977            2,219
   Deferred  income taxes                                                  --            2,381
                                                                 ------------     ------------
              Total current assets                                     76,195           99,678
                                                                 ------------     ------------

PROPERTY AND EQUIPMENT :
   Land  and improvements                                               4,432            4,520
   Buildings and improvements                                          11,451           11,975
   Machinery and equipment                                             13,412           15,034
                                                                 ------------     ------------
                                                                       29,295           31,529
   Less- accumulated depreciation                                     (12,271)         (11,571)
                                                                 ------------     ------------
              Net property and equipment                               17,024           19,958
                                                                 ------------     ------------

OTHER ASSETS                                                            3,952            4,323
                                                                 ------------     ------------
                                                                 $     97,171     $    123,959
                                                                 ============     ============

LIABILITIES AND SHAREHOLDERS' INVESTMENT

CURRENT LIABILITIES:
   Current maturities of long-term debt                          $      9,299     $      2,031
   Bank line of credit                                                  7,226           12,880
   Checks issued but not yet presented                                  3,061            4,940
   Wholesale financing and other notes payable                         27,713           30,215
   Motorcoach shell costs payable                                       7,531           15,833
   Trade acounts payable                                                5,902           10,121
   Trade creditors repayment plan                                       3,253               --
   Accrued liabilities                                                  8,365            8,431
   Customer deposits                                                    2,204            3,078
                                                                 ------------     ------------
              Total current liabilities                                74,554           87,529
                                                                 ------------     ------------
LONG-TERM DEBT, net of current maturities :
    Trade creditors repayment plan                                      4,240               --
    Other debt                                                          3,146           11,821
                                                                 ------------     ------------
              Total long-term debt, net of current maturities           7,386           11,821
                                                                 ------------     ------------
DEFERRED GRANT INCOME                                                      90              105
DEFERRED INCOME TAXES                                                      --              492
                                                                 ------------     ------------

COMMITMENTS AND CONTINGENCIES  (Note 2, 9, and 10)

SHAREHOLDERS' INVESTMENT
   Common stock - issued and outstanding 6,535 shares                  16,595           16,595
   Additonal paid-in capital                                            4,062            4,062
   Retained earnings (accumulated deficit)                             (5,492)           3,355
   Accumulated other comprehensive loss                                   (24)              --
                                                                 ------------     ------------
              Total shareholders' investment                           15,141           24,012
                                                                 ------------     ------------
                                                                 $     97,171     $    123,959
                                                                 ============     ============

The accompanying notes are an integral part of these consolidated balance sheets.

Featherlite, Inc.
Consolidated Statements of Operations
For the years ended December 31, 2001, 2000 and 1999
(In thousands, except per share data)

                                                         2001            2000             1999
                                                    ------------     ------------     ------------
Net sales                                           $    212,786     $    242,486     $    224,813
Cost of sales                                            194,754          212,813          192,621
                                                    ------------     ------------     ------------
     Gross profit                                         18,032           29,673           32,192

Selling and administrative expenses                       21,829           26,599           22,723
Amortization of intangibles                                   81              636              520
Asset impairment charge (Note 5)                              --            8,781               --
Restructuring charge (Note 6)                              1,572               --               --
                                                    ------------     ------------     ------------
     Income (loss) from operations                        (5,450)          (6,343)           8,949
                                                    ------------     ------------     ------------

Other income (expense):
  Interest expense                                        (4,300)          (4,996)          (3,768)
  Gain (loss) on aircraft and property sales                (536)             107              434
  Other income, net                                          199              640              795
                                                    ------------     ------------     ------------
     Total other expense                                  (4,637)          (4,249)          (2,539)
                                                    ------------     ------------     ------------
Income (loss) before taxes                               (10,087)         (10,592)           6,410
Provision (benefit) for income taxes                      (1,240)            (728)           2,436
                                                    ------------     ------------     ------------
    Net  income (loss)                              $     (8,847)    $     (9,864)    $      3,974
                                                    ============     ============     ============

Net income (loss) per share  (basic and diluted)    $      (1.35)    $      (1.51)    $       0.61
                                                    ============     ============     ============

Featherlite, Inc.
Consolidated Statements of Shareholders' Investment
For the years ended December 31, 2001, 2000 and 1999
(In Thousands)

                                         ---Common Stock---                                           Accumulated
                                    -----------------------------                      Retained          Other            Total
                                     Outstanding                      Additional       Earnings      Comprehensive     Shareholders'
                                       Shares           Amount     Paid-in Capital    (Deficit)           Loss          Investment
                                    ------------     ------------  ---------------   ------------    -------------     ------------
Balance, December 31, 1998                 6,475     $     16,236    $      4,062    $      9,245     $         --     $     29,543
    Net income                                --               --              --           3,974               --            3,974
    Issuance of common stock                  35              209              --              --               --              209
                                    ------------     ------------    ------------    ------------     ------------     ------------
Balance, December 31, 1999                 6,510           16,445           4,062          13,219               --           33,726
    Net loss                                  --               --              --          (9,864)              --           (9,864)
    Issuance of common stock                  25              150              --              --               --              150
                                    ------------     ------------    ------------    ------------     ------------     ------------
Balance, December 31, 2000                 6,535           16,595           4,062           3,355               --           24,012
    Comprehensive loss:
      Net loss for the period                 --               --              --          (8,847)              --           (8,847)
      Cumulative effect adjustment
        of interest rate swap
        agreement, net  of tax                --               --              --              --               11               11
      Unrealized loss on interest
      rate swap agreement, net
      of tax                                  --               --              --              --              (35)             (35)
                                                                                                                       ------------
        Total comprehensive loss                                                                                             (8,871)
                                    ------------     ------------    ------------    ------------     ------------     ------------
Balance, December 31, 2001                 6,535     $     16,595    $      4,062    $     (5,492)    $        (24)    $     15,141
                                    ============     ============    ============    ============     ============     ============

The accompanying notes are an integral part of these consolidated financial statements.

Featherlite, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2001, 2000 and 1999 (in Thousands)

                                                                          2001             2000             1999
                                                                      ------------     ------------     ------------
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
 Net income (loss)                                                    $     (8,847)    $     (9,864)    $      3,974
 Adjustments to reconcile net income (loss)  to net cash
    provided by (used for) operating activities-
     Depreciation and amortization                                           2,280            2,973            2,483
     Non-cash asset impairment charge                                           --            8,781               --
     Non-cash restructuring charge                                           3,400               --               --
     Amortization of prepaid advertising                                       167              222              277
     Grant income                                                              (15)             (15)             (44)
     Provision for (benefit from) deferred income taxes                      1,889           (1,669)              79
     Loss (gain) on sales of aircraft and other property                       536             (107)            (434)
     Changes in current operating items
         Receivables                                                         1,355            2,559            1,417
         Refundable income taxes                                            (2,755)              --               --
         Inventories                                                        19,213          (13,859)         (13,479)
         Prepaid expenses                                                      124             (703)             (76)
         Trade accounts payable                                             (4,219)              (8)          (1,534)
         Motorcoach shell costs payable                                     (8,302)           7,298            1,977
         Accrued liabilities                                                   169            2,026              685
         Customer deposits                                                    (874)          (1,600)           2,437
                                                                      ------------     ------------     ------------
              Net cash provided by (used for) operations                     4,121           (3,966)          (2,238)
                                                                      ------------     ------------     ------------
CASH FLOWS PROVIDED BY (USED FOR)  INVESTING ACTIVITIES:
   Purchases of  property and equipment                                       (544)          (2,648)          (6,071)
   Proceeds from sale of equipment and facilities                              312               77              303
   Purchase of airplanes for resale                                             --           (2,912)          (7,513)
   Proceeds from sale of airplanes                                              --            3,010           10,482
   Investment in joint venture, net of equity in earnings                       --               --              (35)
   Payment for non-compete agreement                                            --             (113)              --
                                                                      ------------     ------------     ------------
              Net cash used for investing activities                          (232)          (2,586)          (2,834)
                                                                      ------------     ------------     ------------
CASH FLOWS PROVIDED BY (USED FOR )FINANCING ACTIVITIES
   Borrowings from trade creditors repayment plan                            7,493               --               --
   Proceeds from wholesale financing and other notes payable                20,700           47,109           51,621
   Repayments of wholesale financing and other notes payable               (23,202)         (39,813)         (46,638)
   Proceeds from bank line of credit                                       238,733          265,051          265,015
   Repayment of bank line of credit                                       (244,387)        (266,675)        (265,988)
   Change in checks issued not yet presented                                (1,879)           1,704              774
   Proceeds from other long-term debt                                          916            4,217           11,965
   Repayment of other long-term debt                                        (2,347)          (4,958)         (11,588)
   Payment of loan acquisition costs                                            --               --              (88)
   Proceeds from issuance of common stock                                       --               --               59
                                                                      ------------     ------------     ------------
              Net cash provided by (used for) financing activities          (3,973)           6,635            5,132
                                                                      ------------     ------------     ------------
              Net increase (decrease) in cash                                  (84)              83               60
Cash, beginning of year                                                        331              248              188
                                                                      ------------     ------------     ------------
Cash, end of year                                                     $        247     $        331     $        248
                                                                      ============     ============     ============
Supplemental disclosures:
              Interest payments, net of $111 capitalized in 1999      $      4,343     $      5,009     $      3,709
              Income tax payments                                               --            1,144            2,357
              Trailers exchanged for advertising                                13              100               32
              Issuance of earnout shares                                        --              150              150

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1. Nature of Business

Featherlite, Inc. (the Company) is engaged in the manufacture and distribution of various types of specialty trailers and luxury motorcoaches as well as related parts, accessories and services. Specialty trailers are manufactured at facilities in Iowa, while luxury motorcoaches are manufactured in Florida. The Company's Oklahoma motorcoach manufacturing facility was closed in 2001. Trailers are primarily sold to authorized dealers throughout the United States and Canada. Terms and conditions for business are defined by standard agreements with each authorized dealer. Luxury motorcoaches are sold directly to end-user customers. Featherlite Aviation Company, a wholly-owned subsidiary, is involved in the purchase and resale of used business class aircraft.

Note 2. Going Concern Basis of Presentation

The accompanying consolidated financial statements for the year ended December 31, 2001 have been prepared on a going concern basis, which contemplates the realization and the satisfaction of liabilities in the normal course of business. Despite a net loss in 2001, the Company generated cash from operations and reduced debt primarily through a reduction in inventories in the motorcoach segment. This is an improvement over the two prior years, when the Company required cash from other sources to fund operations as motorcoach inventories increased. In early 2002, the trailer division order backlog has improved significantly over comparable dates a year ago but motorcoach backlog is lower. If the national economy continues to improve, the Company anticipates improved operating results in 2002 as the result of continued cost reductions and efficiency improvements and continued reductions in new and used motorcoach inventories. Based on these anticipated improvements, both U. S. Bank National Association (U.S. Bank) and Deutsche Financial Services Corporation (Deutsche), the Company's principal lenders, have proposed amendments to existing financing agreements that continue their financing relationship with the Company in 2002 and beyond, as discussed in Note 9. While the availability on existing credit lines declined to $4.6 million at December 31, 2001 compared to $8.1 million at December 31, 2000, the proposed U.S. Bank line of credit, if approved, is expected to provide additional line of credit availability as the result of increased borrowings on equipment and real estate. In accordance with the terms of a modified forbearance agreement with First Union National Bank (First Union), the Company is also still trying to secure new financing to replace the mortgage on its Florida property by June 28, 2002. The Company's continuation as a going concern is dependent upon the approval of the proposed financing agreements as proposed, continued compliance with the terms and covenants of the amended agreements, continued compliance with the trade creditor repayment plan, as discussed in Note 7, securing new financing to replace the First Union debt and ultimately generating sufficient cash flow to meet its obligations on a timely basis. Despite these efforts, management cannot provide assurance that these financing arrangements will be completed as described above or that the Company will attain successful operations.

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

Financial Statement Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. The more significant estimates are used for such items as: valuation of used trailer and motorcoach inventories, depreciable lives of property and equipment, allowance for doubtful accounts, and reserves for excess inventories, warranty reserves and self-insurance reserves. As better information becomes available or as actual amounts are determinable, the recorded estimates are revised. Ultimate results could differ from these estimates.

Concentrations: The Company purchases all of its conversion motorcoach shells from one supplier. The purchases represented approximately 11% of consolidated cost of sales for the year ended December 31, 2001. Although there are a limited number of manufacturers of motorcoach shells, management believes that the other suppliers could provide similar shells on comparable terms, if necessary. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would adversely affect operating results.

Receivables: Receivables are stated net of an allowance for doubtful accounts of $185,000 and $180,000 at December 31, 2001 and 2000, respectively.

Inventories: Inventories are stated at the lower of cost, as determined on a first-in, first-out (FIFO) basis, or market and include materials, labor and overhead costs. Raw materials consist of the cost of materials required to produce trailers and complete motorcoach conversions and to support parts sales and service. Work in process consists of costs related to materials, bus conversion shells, labor and overhead related to the production process. Inventories were as follows at December 31, 2001 and 2000 (in thousands):


--------------------------------------------------------------------------------
                                                     2001              2000
--------------------------------------------------------------------------------
Raw materials                                      $ 6,949           $11,350
Work in progress                                    12,190            20,833
Finished trailers and motorcoaches                  25,008            31,610
Used trailers and motorcoaches                      22,068            24,598
                                                   -------           -------
          Total                                    $66,215           $88,391
                                                   -------           -------
--------------------------------------------------------------------------------

In 2001 and 2000, the Company evaluated the carrying value of its motorcoach inventories and recorded total charges of $3.0 and $1.7 million, respectively, to cost of sales to reduce the carrying cost of these inventories to their estimated realizable values. The write-down in 2001 was required as a result of a substantial decrease in the market value of used motorcoaches in light of the reduced demand and a general downturn in the motorcoach market, particularly following the events of September 11. Finished and used inventories are presented net of a $2.5 and $1.7 million valuation write-down to reflect such inventories at lower of cost or market at December 31, 2001 and 2000, respectively.

Property and Equipment: Property and equipment are stated at cost, while repair and maintenance items are charged to expense as incurred. Depreciation is provided for financial reporting purposes using straight-line and accelerated methods over estimated useful lives of 31 to 39 years for buildings and improvements, 15 years for land improvements and 5 to 7 years for machinery and equipment.

Goodwill: As discussed in Note 15, the excess of the total acquisition cost of Vantare' International, Inc. (Vantare) and Mitchell Motorcoach Sales, Inc. (Vogue) and other prior acquisitions, over the fair value of the net assets acquired was being amortized on a straight-line basis over periods of up to 20 years. Amortization was $0 in 2001, $525,000 in 2000, and $510,000 in 1999. As
discussed in Note 5 below, all goodwill was determined to be impaired and written-off in the fourth quarter of 2000.

Long-lived Assets: The Company assesses long-lived assets for impairment under Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of" based on an analysis of projected undiscounted cash flow and other factors. Under those rules, property and equipment, goodwill associated with assets acquired in purchase business combinations, and any other long-lived assets are included in the impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets many not be recoverable. See Note 5 for further discussion of 2000 impairment charge.

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

Research and Development Expenses: Research and development expenses were approximately $19,000, $839,000, and $17,000, in 2001, 2000, and 1999,
respectively, and are included in selling and administrative expenses.

Income Taxes: Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Comprehensive Loss: Comprehensive loss consists of the Company's net loss and unrealized losses from an interest rate swap agreement and is presented in the consolidated statements of shareholders' investment.

New Accounting Pronouncements: In June 1998, the Financial Accounting Standards Board (FASB) released SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 also required that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains or losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The adoption of SFAS No. 133 as of January 1, 2001 did not materially impact the Company's results of operations or financial position.

In September 2000, FASB's Emerging Issues Task Force (EITF) released a conclusion on Issue No. 00-10, "Accounting for Shipping and Handling Revenues and Costs." This EITF Issue requires that revenues related to shipping and delivery be included as a component of net sales and suggests that the related shipping costs be included as a component of cost of sales. Previously, the Company included such costs in selling and administrative expenses. The Company adopted EITF Issue No. 00-10 in its second quarter of 2000. The accompanying consolidated statements of operations have been prepared in accordance with the conclusions of Issue No. 00-10 and amounts presented for prior periods have been restated. Shipping costs included in cost of sales were $3.8 million, $4.9 million, and $3.9 million for the years ended December 31, 2001, 2000 and 1999, respectively.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS No. 144 supersedes previous guidance for financial accounting and reporting for the impairment or disposal of long-lived assets and for segments of a business to be disposed of. The adoption of SFAS No. 144 is effective for the Company beginning on January 1, 2002. The Company adopted SFAS 144 on January 1, 2002; however, adoption of the statement is not expected to have a material impact.

Reclassifications: Certain 1999 and 2000 amounts in the accompanying financial statements have been reclassified to conform to the 2001 presentation. The reclassifications had no effect on previously reported net income or total shareholders' investment.

Note 4. Other Assets

Other assets consist of the following at December 31, 2001 and 2000 (in thousands):

--------------------------------------------------------------------------------
                                                     2001              2000
--------------------------------------------------------------------------------
Aircraft held for resale                           $ 3,400           $ 4,090
Other                                                  552               233
                                                   -------           -------
  Total                                            $ 3,952           $ 4,323
                                                   -------           -------
--------------------------------------------------------------------------------

Aircraft Held for Resale: The Company is a licensed aircraft dealer and markets used business-class aircraft. Aircraft purchased for resale are stated at cost. At December 31, 2001, the Company had one aircraft held for resale. The Company periodically evaluates the aircraft's net realizable value and, if necessary, adjusts the carrying value. During 2001, the Company wrote down the aircraft by $690,000 to reflect declines in its estimated market value. Gain or loss on the sale of aircraft or losses in estimated market value are included in other income (expense) during the period in which the aircraft is sold rather than sales and cost of sales because these transactions are incidental to the Company's principal business segments and occur on an infrequent basis. Aircraft held by the Company for resale are classified as non-current as prior history indicates the aircraft may not be sold within twelve months.

Other: The Company owns land, a warehouse, and a manufacturing plant with a cost of $515,000 and $71,000 at December 31, 2001 and 2000, respectively, at sites previously used by the Company as a corporate headquarters and for manufacturing trailers.

The Company exchanged trailers and coaches for future personal service, promotional and advertising services of an equivalent value. The fair value of these contracts were capitalized and are being amortized over the period the services will be rendered. Amortization of these agreements to advertising expense was $167,000 in 2001, $222,000 in 2000 and $277,000 in 1999.

Note 5. Asset Impairment

Despite initiatives taken early in 2000 to change the management of the Luxury Coach Division and introduce programs to improve production efficiency and reduce and control production and selling costs, a downturn in the market for new and used bus conversion motorcoaches resulted in a continuing loss of sales and profitability in this segment of the business. Increased interest rates, higher fuel costs and stock market volatility are believed to be major factors contributing to this decrease which began in the third quarter of 2000 when sales declined 25 percent from the same period in 1999 and continued into the fourth quarter. These factors contributed to reduced demand for both new and used motorcoach units and in lower than expected selling prices. Consequently, in the fourth quarter of 2000, the Company determined that unamortized goodwill in the amount of $8.3 million associated with the acquisitions of Vogue in 1998 and Vantare in 1996, was impaired, and wrote it off.

The write-off of the goodwill was based on an analysis of projected undiscounted cash flows, which were no longer deemed adequate to support the goodwill associated with these businesses. Impairment reviews of the long-lived assets of certain business units in the trailer segment also resulted in the write-down of goodwill and other long lived assets by $431,000. These write-downs were based on projected cash flows that were not adequate to support goodwill associated with an acquired business and the reduction of the net book value of related land and buildings to an amount deemed realizable based on previous experience. As management executed its plan to shift motorcoach and trailer production between facilities, other costs were incurred in the first and second quarters of 2001 and were expensed at that time.

Note 6. Restructuring Charge

In June 2001, the Company adopted a plan to shut down its Pryor, Oklahoma, manufacturing facility and suspend development and manufacturing of the Vogue 6000 motorcoach because of unacceptable delays experienced in obtaining materials essential to the manufacture of this coach. The Company closed this facility in August 2001 and approximately 80 employees were either terminated or reassigned elsewhere in the Company. An accrual in the amount of $4.1 million was recorded in the financial statements at June 30, 2001, including $2.9 million charged to cost of sales, to provide for exit and other costs related to this restructuring. An additional $422,000 was accrued in the fourth quarter for estimated lease and other costs to be incurred until this facility is subleased, which the Company estimates will occur during the next 12 months. Following is a summary of this reserve, amounts used and the balance remaining at December 31, 2001:

-------------------------------------------------------------------------------------
                                                                      Remaining
                                        Accrued        Used      At December 31, 2001
-------------------------------------------------------------------------------------
Impairment of inventory                 $  2,950     $ (2,815)          $  135
Impairment of property and equipment         450         (450)               0
Payroll and severance pay                    500         (500)               0
Estimated future lease costs                 622         (222)             400
                                        --------     --------           ------
                                        $  4,522     $ (3,987)          $  535
                                        --------     --------           ------
-------------------------------------------------------------------------------------

Note 7. Trade Creditor Repayment Plan

In November 2001, the Company proposed a Trade Creditor Repayment Plan (the
Plan) to certain of its trade creditors. Creditors were asked to approve the Plan and select one of four repayment options proposed for the balance due them as of November 16, 2001. The Company has obtained the required percentages of favorable ballots and has implemented the Plan. As of December 31, 2001, $7.5 million of trade accounts payable were enrolled in the Plan, with $3.3 million due in 2002, $2.2 due in 2003, and $2.0 million due in 2004. The first quarterly and lump sum payments due under the Plan were made on January 31, 2002.

Note 8. Income Tax Matters

The components of the provision (benefit) for income taxes for the years ended December 31, 2001, 2000 and 1999 are as follows (in thousands):

--------------------------------------------------------------------------------
                                               2001        2000        1999
--------------------------------------------------------------------------------
Current
          Federal                            $(3,109)     $   750     $ 2,107
          State                                   --          191         250
                                             -------      -------     -------
                                             $(3,109)     $   941     $ 2,357
--------------------------------------------------------------------------------
Deferred
          Federal                            $ 1,720      $(1,394)    $    70
          State                                  149         (275)          9
                                             -------      -------     -------
                                             $ 1,869      $(1,669)    $    79
--------------------------------------------------------------------------------
          Total                              $(1,240)     $  (728)    $ 2,436
--------------------------------------------------------------------------------

A reconciliation of the provision (benefit) for income taxes at the federal statutory rate to the provision (benefit) for income taxes in the consolidated financial statements for the years ended December 31, 2001, 2000, and 1999 is as follows (in thousands):

--------------------------------------------------------------------------------
                                               2001         2000        1999
--------------------------------------------------------------------------------
Provision (benefit) at federal statutory
rate                                         $(3,429)     $(3,601)    $ 2,179
State income taxes, net of
     federal income tax effect                    --          (64)        171
Non-deductible goodwill
amortization and write-off                        --        2,993          --
Valuation allowance                            1,869           --          --
Other                                            320          (56)         86
--------------------------------------------------------------------------------
     Total                                   $(1,240)     $  (728)    $ 2,436
--------------------------------------------------------------------------------

Deferred tax assets and liabilities consist of the following components as of December 31, 2001 and 2000 (in thousands):

--------------------------------------------------------------------------------
                                                             2001         2000
--------------------------------------------------------------------------------
Non-current deferred tax liabilities:
          Depreciation                                    $  (472)    $  (492)
--------------------------------------------------------------------------------
Current deferred tax assets:
          Accrued expenses                                   $844     $   997
          Accrued warranty expenses                           697         592
          Inventory allowances                                722         716
          Receivable allowances                                78          76
--------------------------------------------------------------------------------
                  Total current                           $ 2,341       2,381
--------------------------------------------------------------------------------
Net deferred tax asset (liability)                        $ 1,869     $ 1,889
--------------------------------------------------------------------------------
Valuation allowance                                        (1,869)         --
--------------------------------------------------------------------------------
Net deferred tax asset                                    $    --     $ 1,889
--------------------------------------------------------------------------------

A deferred tax asset valuation allowance equal to the net deferred tax asset has been recorded in 2001 because the Company is uncertain that future taxable income will be sufficient to realize the asset within a reasonable period of time.

Refundable income taxes of $2.8 million in 2001 resulted from the carryback of net operating losses and tax credits to prior years. The refunds have been received in 2002.

Note 9. Financing Arrangements

Wholesale Financing and Other Notes Payable: Wholesale financing and other notes payable includes unpaid balances of $26.9 million in 2001 and $29.3 million in 2000 on the motorcoach wholesale financing agreement with Deutsche and $853,000 in 2001 and $900,000 in 2000 with an insurance premium finance company. The motorcoach wholesale financing agreement provides for a $30 million line of credit to finance completed new and used motorcoaches held in inventory. Amounts borrowed are limited to defined percentages of eligible inventory. Borrowings bear interest at prime plus .25 (5% at December 31, 2001) and are secured by the financed motorcoaches. The agreement includes, among other covenants, maintaining defined levels of tangible net worth, leverage and working capital. The Company was not in compliance with these covenants at December 31, 2001. This agreement is subject to cancellation by either party on thirty days written notice. Subsequent to December 31, 2001, Deutsche proposed an amendment to the agreement to reduce the maximum amount of the credit line to $25 million from $30 million, to waive compliance with financial covenants as of December 31, 2001 and to amend the financial covenants for 2002, as follows: maintain minimum defined tangible current ratio of 1.15 through June 30, 2002 and 1.2 thereafter; maintain minimum tangible net worth of $13 million through June 30, 2002, $14 million through December 31, 2002 and $15 million thereafter; not exceed a ratio of debt to tangible net worth of 6 to1 through June 30, 2002 and 5 to 1 thereafter; and achieve profitable operations in each month and 80% of projected quarterly profitability in 2002based on the Company's operating plan for 2002. There can be no guarantee that the Company will achieve these results.

Motorcoach Shell Costs payable: The shell manufacturer provides the Company with a certain number of motorcoach shells on a consignment basis for a defined period of time. Payment is required for each shell at the time it is sold or at the end of the consignment period, whichever occurs sooner. The consignor has the right to demand payment for the shell or to repossess the consigned unit at the end of the consignment term of each shell.

Bank Line of Credit: In 1998, the Company entered into a Revolving Loan and Security Agreement with the Structured Capital Division of Firstar Bank, Milwaukee, WI. (Firstar), now U.S. Bank. This agreement provides a working capital line of credit equal to the lesser of $17 million or a defined percentage of eligible trade accounts receivable and inventory. Borrowings under this agreement, which bear interest at prime plus 2 percent (6.75% at December 31, 2001), are secured by substantially all assets of the Company. Availability under this line was $9.6 million at December 31, 2001, of which $7.2 million was borrowed. These borrowings are classified as short-term debt as the agreement matures and is subject to renewal on April 30, 2002 as described below. This agreement is secured by all receivables and inventory of the Company except for the specific security interests of Deutsche and the shell manufacturer in these assets related to the motorcoach division.

Checks Issued But Not Yet Presented: In connection with the bank line of credit, the Company has a controlled disbursement bank account. Deposits are applied to the outstanding balance on the bank line of credit and advances from the bank line of credit are used to pay the checks issued when they are presented to the bank for payment. As of December 31, 2001 and 2000, there were $3.1 million and $4.9 million, respectively, of checks that had been issued but not yet presented for payment.

The U.S.Bank agreement includes, among other covenants, maintenance of defined ratios of debt to tangible net worth, a minimum annual earnings before interest, taxes, depreciation and amortization (EBITDA), and a minimum fixed charge coverage ratio. The agreement also prohibits the payment of dividends without U.S. Bank's prior consent. The Company was not in compliance with these covenants as of December 31, 2001.

In September 2001, the Company was notified by U.S. Bank that the existing defaults give the Bank the right to demand immediate payment of all loans. U.S. Bank also advised the Company of, among other matters, the following: reductions of the maximum amount of the line of credit to $17 million from $25 million, a reduction of the qualified inventory advance rates of 0.5% per week (stopped at 67.5%), and default interest rate of prime plus 2% on all obligations.

The terms of this September letter were formalized on January 31, 2002, when the Company entered into a Standstill Agreement (the Agreement) with U.S. Bank that waived the financial covenant defaults and the Company's default status with other lenders until April 30, 2002, when all the indebtedness to U.S. Bank will be due and payable. During the standstill period, U.S. Bank increased the availability on the line of credit by a special advance in a maximum amount of $1.5 million on January 31, 2002. This amount reduces in $500,000 increments on February 28, March 31, and April 30, 2002. The Agreement contains default provisions which include, among others, the achievement of minimum levels of cumulative monthly pre-tax earnings during the standstill period and the successful raising of $1.5 million in the form of subordinated indebtedness or equity by January 31, 2002, as discussed below. U.S Bank also presented the Company with a proposal that would extend the credit agreement for three years, increase the aggregate availability on the overall credit facility by $2.7 million and provide a $2.0 million capital expenditure credit facility in 2002. It is expected that this proposal, if approved, will be in place by April 30, 2002.

On January 30, 2002, the Company entered into an agreement with a private corporate investor to borrow $1.5 million. The debt is due in full, together with interest at the rate of 6.5% per annum, on December 31, 2002. The entire amount may be converted to common stock at the option of the lender at the daily average closing market price during the period from April 30, 2002 until October 31, 2002. This note is secured by a second mortgage on the Company's Cresco property and the proceeds from the Company's income tax refund, subject to the terms and conditions of the subordination agreement with U.S. Bank. As a fee for this loan, the Company issued to the private investor, 150,000 warrants to purchase common stock at $2.00 per share . The warrants are exercisable for five years. There is no guarantee this option will be exercised at December 31, 2002.

Other Long-Term Debt: Other long-term debt consisted of the following at December 31, 2001 and 2000 (in thousands):

-----------------------------------------------------------------------------------------------
                                                                           2001         2000
-----------------------------------------------------------------------------------------------
Bank notes payable; interest at prime plus 2% (6.75% at December
31, 2001) payable in varying monthly installments; balance due
April 2002; contains same collateral and covenant provisions as
Revolving Loan and Security Agreement                                     $ 5,273      $ 6,979
-----------------------------------------------------------------------------------------------
Bank notes, interest at LIBOR plus 4.80 (6.94% at December 31,
2001) payable in full on June 28, 2002; collateralized by Florida
real estate                                                                 3,857        4,235
-----------------------------------------------------------------------------------------------
Bank notes payable; interest at prime plus 0.75%, adjusted quarterly
(5.75% at December 31, 2001); interest only payable monthly;
balance due June 2003; collateralized by aircraft                           3,056        2,305
-----------------------------------------------------------------------------------------------
Notes and capitalized leases to banks and others, interest at average of 12.8%, payable in varying monthly installments through 2003;
collateralized by real estate                                                 259          333
-----------------------------------------------------------------------------------------------
Total                                                                      12,445       13,852
          Less current maturities                                          (9,299)      (2,031)
-----------------------------------------------------------------------------------------------
                                                                          $ 3,146      $11,821
-----------------------------------------------------------------------------------------------

Interest Rate Swap Agreement: The Company is party to an interest rate swap with First Union Bank. The agreement hedges a portion of its exposure to fluctuations on one bank note, under the terms of a modified Forbearance and Loan Modification Agreement with First Union. This modified agreement terminates on June 28, 2002, when the related debt is due and payable, and is accounted for as a hedge, with any realized gains or losses recognized currently as an adjustment to interest expense. The notional amount of the swap transaction is $4.0 million at a fixed rate of 7.34 percent. During 2001, the fair market value of this swap decreased by $159,000 to $142,000 at December 31, 2001, including $109,000 which was recorded as "other expense" in 2001 and $24,000, net of tax, which was recorded as shown in the Consolidated Statements of Shareholders' Investment and Comprehensive Loss as a comprehensive loss and adjustment to notes payable and deferred tax assets. The unrealized portion of this swap will be recognized on March 30, 2002, when the First Union note is paid in full and swap is terminated.

Annual maturities of total long-term debt during the five years subsequent to December 31, 2001 are as follows (in thousands):


                  --------------------------------
                         Year            Amount
                  --------------------------------
                         2002           $ 9,299
                  --------------------------------
                         2003             3,104
                  --------------------------------
                         2004                10
                  --------------------------------
                         2005                10
                  --------------------------------
                         2006                11
                  --------------------------------
                      Thereafter             11
                  --------------------------------
                        Total           $12,445
                  --------------------------------

Note 10. Commitments and Contingencies

Pursuant to trailer dealer inventory floor plan financing arrangements, the Company may be required, in the event of default by a financed dealer, to purchase certain repossessed products from the financial institutions or to reimburse the institutions for unpaid balances including finance charges, plus costs and expenses. During 2001, the Company repurchased $235,000 from a financial institution due to the default of a dealer. The Company was contingently liable under these arrangements for a maximum amount of $9.3 million at December 31, 2001. In the opinion of management, no reserve is required for this contingency because the aggregate amount of such repurchases on an annual basis have been less than 1 percent of annual sales and the repossessed inventory has been resold to other dealers without a loss. The Company no longer has any motorcoach dealers and has no repurchase obligations with respect to motorcoaches.

The Company has a separate agreement which provides approximately $250,000 for job training purposes from the state of Iowa. The amounts are to be repaid, together with interest, over a ten-year period from state withholding taxes on employees at the Company's Iowa facilities. The Company may be required to provide funds for the repayment of these training credits if sufficient withholding and unused training funds are not available.

The Company is partially self-insured for a portion of certain health benefit and workers' compensation insurance claims. For health claims there is an annual stop loss limit of $100,000 per claim but no aggregate loss limit. For workers compensation claims there is a $250,000 occurrence limit and an aggregate limit of $1.9 million. At December 31, 2001, $2.0 million was accrued for estimated unpaid claims and is classified in accrued liabilities in the consolidated balance sheet.. The Company has obtained irrevocable standby letters of credit in the amount of $2.3 million in favor of the workers' compensation claims administrators to guarantee settlement of claims.

The Company leases certain office and production facilities under various operating leases that expire at varying dates through 2011. Rental expense under these operating leases for the years ended December 31, 2001, 2000 and 1999 was approximately $1.2 million, $1.2 million, and $1.0 million, respectively. The approximate annual minimum future lease payments under these operating leases for the five years subsequent to December 31, 2001 are as follows (in thousands):

                  --------------------------------
                         Year            Amount
                  --------------------------------
                         2002            $  877
                  --------------------------------
                         2003               700
                  --------------------------------
                         2004               629
                  --------------------------------
                         2005               516
                  --------------------------------
                         2006               410
                  --------------------------------
                      Thereafter            283
                  --------------------------------

The Company, in the course of its business, has been named as a defendant in various legal actions. These actions are primarily product liability or workers' compensation claims in which the Company is covered by insurance subject to applicable deductibles. Although the ultimate outcome of such claims cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such matters will not have a material adverse effect on the results of operations or the financial position of the Company.

The Company has obtained fixed price commitments from certain suppliers for about 50 percent of its expected aluminum requirements in 2002 to reduce the risk related to fluctuations in the cost of aluminum, the principal commodity used in the Company's trailer segment. In certain instances there may be a carrying charge added to the fixed price if the Company requests a deferral of a portion of its purchase commitment to the following year.

Note 11. Deferred Grant Income

Deferred grant income consists of forgivable loans (grants) in an aggregate amount of approximately $2 million provided to the Company by various governmental units to assist with the establishment of the Company's headquarters and production facility in Cresco, Iowa and its Nashua, Iowa production facility. These loans have been forgiven based on fulfillment and retention of job creation goals through June 1999. These grants are being recognized as income as they are earned. Cumulative income recognized for these grants was approximately $1.9 million at December 31, 2001, 2000 and 1999.

Note 12. Employee Retirement Savings Plan

The Company sponsors a 401(k) employee retirement savings plan which covers substantially all employees after one year of employment. The Company may annually elect to match a portion of the each employee's contributions and has elected to match a portion of the first four percent of such contributions in 2000 and 1999. No matching contributions were made in 2001. The Company's contributions to the plan were $208,000, and $180,000 for the years ended December 31, 2000 and 1999, respectively.

Note 13. Related-Party Transactions

The Company recorded sales of approximately $2.8 million, $2.5 million, and $4.0 million in 2001, 2000, and 1999, respectively, to authorized Featherlite dealers and Featherlite Credit Corporation which are related entities under common ownership. These sales were made at the same prices offered other Featherlite dealers. The Company had receivables from these related parties of $97,000 at December 31, 2001, and $0 at December 31, 2000.

The Company has leased various equipment from certain shareholders during current and prior periods. Payments related to these leases totaled $82,000 in 2001, $50,000 in 2000 and $24,000 in 1999. During 2001, 2000 and 1999, the
Company also leased various aircraft from certain shareholders. Payments for leased aircraft totaled $49,000 in 2001, $20,000 in 2000 and $77,000 in 1999.

Featherlite Credit Corporation reimbursed the Company $86,000, $63,000, and $58,000 for salaries and other costs paid by the Company in 2001, 2000 and 1999, respectively.

In 2001, the Company agreed to pay $302,000 to Clement Properties, an entity owned by the majority shareholders of the Company for costs incurred related to the acquisition and development of land for a sales and service center in North Carolina. The Company decided not to lease this property and agreed to pay this amount to be released from this obligation. This amount, which is included in accrued liabilities at December 31, 2001, will be paid in equal monthly installments over a three year period beginning in March 2002.

Note 14. Shareholders' Investment

Capitalization: The Company's authorized capital is 40 million shares of no par common stock and 10 million shares of undesignated stock. No shares of undesignated stock are outstanding and no rights or preferences have been established for these shares by the Board of Directors.

Stock Option Plan: The Company maintains a 1994 Stock Option Plan (the Plan). Under the Plan, these options may be granted to employees and directors at the discretion of the Board of Directors, including either incentive stock options or non-statutory stock options. At December 31, 2001, 264,600 options were available for future grant.

All incentive options must be granted at no less than 100 percent of the fair market value of the stock on the date of grant (110 percent for employees owning more than 10 percent of the outstanding stock on the date of grant) and are exercisable as specified at the time of grant until the option expires. Option vesting is specified at the time of grant and generally is in equal annual increments over a four or five year period. The options are non-transferable and expire at varying dates, not to exceed ten years from the date of grant.

Grants under the Plan are accounted for using APB Opinion No. 25 and related interpretations. No compensation cost has been recognized for grants under the Plan. Had compensation cost for the Plan been based on the grant date fair values of awards (the method prescribed by SFAS No. 123) reported net income
(loss) and net income (loss) per share would have been the pro forma amounts shown below:

--------------------------------------------------------------------------------
                                              2001          2000          1999
--------------------------------------------------------------------------------
Net income (loss) (000's)
     As reported                            $(8,847)      $ (9,864)      $3,974
     Pro forma                               (9,194)       (10,085)       3,764
--------------------------------------------------------------------------------
Basic net income (loss) per share
     As reported                            $ (1.35)      $  (1.51)      $  .61
     Pro forma                                (1.41)         (1.54)         .58
--------------------------------------------------------------------------------
Diluted net income (loss) per share
     As reported                            $ (1.35)      $  (1.51)      $  .61
     Pro forma                                (1.35)         (1.51)         .58
--------------------------------------------------------------------------------

The fair value of each option has been estimated at the grant date using the Black-Scholes option-pricing model with the following assumptions for grants in 2001, 2000, and 1999:


--------------------------------------------------------------------------------
                                             2001          2000         1999
--------------------------------------------------------------------------------
Dividend Rate                                     0%            0%           0%
Price Volatility- 5 year options               55.7%         58.4%        58.4%
Price Volatility- 10 year options              56.8%         59.2%        59.2%
Risk-free interest rate-5-year options          4.9%          6.3%         5.5%
Risk-free interest rate- 10-year options        4.1%          6.6%         5.6%
Expected life- 5 year options                 5 yrs.        5 yrs.       5 yrs.
Expected life- 10 year options               10 yrs.       10 yrs.      10 yrs.
--------------------------------------------------------------------------------

A summary of option activity for 2001, 2000 and 1999 is as follows:

--------------------------------------------------------------------------------------------
                                                   Number of Options     Weighted Average
1999                                                                      Exercise Price
--------------------------------------------------------------------------------------------
Outstanding, beginning of year                         529,380                 $6.20
--------------------------------------------------------------------------------------------
Granted                                                 27,000                 $5.99
--------------------------------------------------------------------------------------------
Exercised                                               10,053)                $5.97
--------------------------------------------------------------------------------------------
Forfeited                                              (10,167)                $7.93
--------------------------------------------------------------------------------------------
Outstanding, end of year                               536,160                 $6.16
--------------------------------------------------------------------------------------------
Exercisable at end of year                             371,260
--------------------------------------------------------------------------------------------
Weighted average fair value per share of options
granted during the year                                  $3.63
--------------------------------------------------------------------------------------------
2000
--------------------------------------------------------------------------------------------
Outstanding, beginning of year                         536,160                 $6.16
--------------------------------------------------------------------------------------------
Granted                                                 32,000                 $4.67
--------------------------------------------------------------------------------------------
Forfeited                                              (92,554)                $7.09
--------------------------------------------------------------------------------------------
Outstanding, end of year                               475,606                 $6.00
--------------------------------------------------------------------------------------------
Exercisable at end of year                             385,406
--------------------------------------------------------------------------------------------
Weighted average fair value per share of options
granted during the year                                  $3.24
--------------------------------------------------------------------------------------------
2001
--------------------------------------------------------------------------------------------
Outstanding, beginning of year                         475,606                 $6.00
--------------------------------------------------------------------------------------------
Granted                                                389,300                 $2.54
--------------------------------------------------------------------------------------------
Forfeited                                              (29,506)                $5.83
--------------------------------------------------------------------------------------------
Outstanding, end of year                               835,400                 $4.95
--------------------------------------------------------------------------------------------
Exercisable at end of year                             508,200
--------------------------------------------------------------------------------------------
Weighted average fair value per share of options
granted during the year                                  $1.78
--------------------------------------------------------------------------------------------

At December 31, 2001, the options outstanding have exercise prices ranging from $1.11 to $10.00 and a weighted average remaining contractual life of 5.8 years. Following is a summary of the exercise price ranges of the options outstanding at December 31, 2001:

                     Exercise Price Range      Options Outstanding
                     --------------------      -------------------
                       Less than $3.00              388,400
                        $3.00 to $4.99               12,000
                        $5.00 to $6.99              409,000
                        $7.00 or more                26,000

Net Income (Loss) Per Share: Following is a reconciliation of the weighted average shares outstanding used to determine basic and diluted net income (loss) per share for the years ended December 31, 2001, 2000, and 1999 ( in thousands, except per share data):

----------------------------------------------------------------------------------------------
                                                               2001        2000      1999
----------------------------------------------------------------------------------------------
Net (loss) income                                            $(8,847)    $(9,864)   $3,974
----------------------------------------------------------------------------------------------
Weighted average number of shares outstanding - basic          6,535       6,531     6,506
----------------------------------------------------------------------------------------------
Dilutive effect of:
----------------------------------------------------------------------------------------------
     Stock options                                                --          --        14
----------------------------------------------------------------------------------------------
     Contingent earnout shares                                    --          --        25
----------------------------------------------------------------------------------------------
Weighted average number of shares outstanding - diluted        6,535       6,531     6,545
----------------------------------------------------------------------------------------------
Net (loss) income per share - basic and diluted              $ (1.35)    $ (1.51)   $  .61
----------------------------------------------------------------------------------------------

Stock options for 835,400 shares, 475,606 shares, and 536,160 shares at December 31, 2001, 2000, and 1999, respectively, were excluded from the dilutive effect of stock options because the exercise price of the options was greater than the market value of the stock at those dates.

Note 15. Segment Reporting

The Company follows SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," which requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. The Company has two principal business segments that manufacture and sell trailers and luxury motorcoaches and related parts, accessories and service, to many different markets, including recreational, entertainment and agriculture. "Corporate and other" primarily include the aircraft operations, corporate officers and administration.

Management evaluates the performance of each segment based on income before taxes. Beginning in 1999, the Company began allocating corporate selling and administrative expenses to each segment. During 2001, management adopted a policy of ceasing to charge interest on intercompany borrowing balances and to retain all interest expense related to the U.S. Bank line of credit in the Corporate and other division. Prior period results have been restated to conform with this new policy, which had no effect on consolidated net income (loss) before income taxes.

The following table shows the Company's business segments and related financial information for the years ended December 31, 2001, 2000 and 1999 (in thousands):

------------------------------------------------------------------------------------------------------------------
                                                    Trailers       Motorcoaches      Corporate and     Total
                                                                                     other
------------------------------------------------------------------------------------------------------------------
2001
------------------------------------------------------------------------------------------------------------------
Revenues from unaffiliated customers                  $106,194          $106,592          $     --       $212,786
------------------------------------------------------------------------------------------------------------------
Interest expense                                           583             2,526             1,191          4,300
------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                            1,065               731               484          2,280
------------------------------------------------------------------------------------------------------------------
Income (loss) before taxes                               2,534            (9,329)           (3,292)       (10,087)
------------------------------------------------------------------------------------------------------------------
Identifiable assets                                     31,546            58,983             6,642         97,171
------------------------------------------------------------------------------------------------------------------
Capital expenditures                                       277               145               122            544
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
2000
------------------------------------------------------------------------------------------------------------------
Revenues from unaffiliated customers                  $130,019          $112,467          $     --       $242,486
------------------------------------------------------------------------------------------------------------------
Interest expense                                           707             2,554             1,735          4,996
------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                            1,192             1,188               593          2,973
------------------------------------------------------------------------------------------------------------------
Income (loss) before taxes                               6,523           (14,367)           (2,748)       (10,592)
------------------------------------------------------------------------------------------------------------------
Identifiable assets                                     34,921            77,552            11,486        123,959
------------------------------------------------------------------------------------------------------------------
Capital expenditures                                       848             1,160               640          2,648
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
1999
------------------------------------------------------------------------------------------------------------------
Revenues from unaffiliated customers                  $116,601          $108,212          $     --       $224,813
------------------------------------------------------------------------------------------------------------------
Interest expense                                           682             1,668             1,418          3,768
------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                            1,047               898               538          2,483
------------------------------------------------------------------------------------------------------------------
Income (loss) before taxes                               7,042               938            (1,570)         6,410
------------------------------------------------------------------------------------------------------------------
Identifiable assets                                     36,693            72,386            10,705        119,784
------------------------------------------------------------------------------------------------------------------
Capital expenditures                                       795             4,686               590          6,071
------------------------------------------------------------------------------------------------------------------

Geographic information is as follows (in thousands):

---------------------------------------------------------------------------------------------------
                                                        2001              2000              1999
---------------------------------------------------------------------------------------------------
Revenues from unaffiliated customers
---------------------------------------------------------------------------------------------------
     United States                                    $208,234          $236,982          $220,415
---------------------------------------------------------------------------------------------------
     Canada and other regions                            4,552             5,504             4,398
---------------------------------------------------------------------------------------------------
          Consolidated                                $212,786          $242,486          $224,813
                                                      --------          --------          --------

---------------------------------------------------------------------------------------------------
Long-lived assets
---------------------------------------------------------------------------------------------------
     United States                                    $ 20,976          $ 24,281          $ 33,283
---------------------------------------------------------------------------------------------------
     Canada and other regions                               --                --                --
---------------------------------------------------------------------------------------------------
          Consolidated                                $ 20,976          $ 24,281          $ 33,283
---------------------------------------------------------------------------------------------------

The accounting policies applied to determine segment information are the same as those described in the summary of significant accounting policies in Note 3..

Revenue attributed to geographic locations is based on the location of the customer.

Management's Discussion and Analysis of Financial Condition and Results of Operations

         The following discussion pertains to the Company's results of operations and financial condition, including information on the Company's two principal business segments as set forth in Note 15 to the consolidated financial statements for the years ended December 31, 2001, 2000 and 1999.

Results of Operations

2001 vs. 2000
         On a consolidated basis, the Company sustained a net loss of $8.8 million for the year 2001, or $1.35 per share, compared with a net loss of $9.9 million or $1.51 per share in 2000. This loss was caused in part by $4.5 million in restructuring charges related to closing its facility in Pryor, Oklahoma, motorcoach inventory, trailer inventory and aircraft write-downs of $4.1 million due to market value declines and reduced gross margins related to lower levels of sales in 2001 than 2000, as discussed further below. In 2000, asset impairment charges and inventory write-downs totaled $10.0 million.

         Sales in 2001 decreased by 12.2 percent to $212.8 million from $242.5 million in 2000 as a result of reduced sales volume in both the trailer and motorcoach segments of the Company's business. Trailer segment sales were 18.3 percent lower due to decreased sales in all product categories as economic uncertainties had a dampening effect on new orders for the entire year. The events of September 11 had a noticeable effect on sales of all models in the fourth quarter of 2002. Motorcoach segment sales decreased by 5.2 percent, including a decrease of 10.2 percent in sales of new motorcoaches as the Vogue 5000 model was discontinued, which was partially offset by a 5.3 percent increase in sales of used coaches as more used units were sold.

         Gross profit decreased by $11.7 million to $18.0 million in 2001 from $29.7 million in 2000. This decrease includes restructuring charges of $2.9 million, which are included in cost of sales, representing the losses on liquidation of inventories due to the shutdown of the Pryor, Oklahoma facility as discussed in Note 6 to the consolidated financial statements. The additional decline of $8.7 million in gross profit reflects reductions due to motorcoach write-downs of $3.0 million in 2001 and decreases of $5.7 million related to reduced sales volume as well as reduced gross profit margin percentages realized on sales in both segments. As a percentage of sales, the gross profit margin for 2001 was 8.5 percent (after a 1.4 percentage point reduction related to the restructuring charge) compared to 12.2 percent in 2000. Trailer margins were 2.1 percentage points lower than 2000 due to increased costs resulting from unfavorable labor and overhead utilization related to the Nashua, Iowa trailer manufacturing plant closure and other inefficiencies caused by reduced trailer production volume. Motorcoach gross profit margins (excluding the restructuring charge) were 2.2 percentage points lower than in the same period in 2000 as lower margins were realized on sales of new and used units because of discounts taken on the sale of older units to reduce inventory and due to write-downs in the carrying value of units in inventory of $1.3 million more in 2001 than 2000. Motorcoach margins were also adversely affected by unfavorable labor and overhead utilization at the Pryor, Oklahoma location.

         Selling and administrative expenses of $21.9 million in 2001, decreased by $5.3 million or 19 percent from the 2000 level of $27.2 million. This decline was due in large part to management's efforts to reduce costs in all areas. As a percentage of sales, these expenses decreased to 10.3 percent in 2001 from 11.2 percent in 2000. Trailer segment expenses decreased by 18 percent due to reductions in both advertising and promotion related expenses, reduced personnel costs and lower professional fees. Motorcoach segment expenses decreased by 30 percent due to reduced marketing and selling costs, reduced research and development due to the completion of the Vogue 6000 project in 2000 and reduced intangible amortization due to the write-off of goodwill in the fourth quarter of 2000.

         The restructuring charge of $1.6 million relates to the closing of the Company's manufacturing facility in Pryor, Oklahoma in August 2001 as discussed in Note 6 to the consolidated financial statements. This amount includes, among other items, employee payroll and severance costs paid in connection with this closing and the losses incurred in liquidating property and equipment items not usable elsewhere within the Company. As discussed below, the Company recorded an asset impairment charge of $8.8 million in 2000. Of this amount, $8.3 million relates to the unamortized goodwill associated with the acquisitions of Mitchell Motorcoach Sales (Mitchell) in 1998 and Vantare International, Inc. in 1996. There was an additional write-down in the amount of $431,000 of goodwill and other long-lived assets in the trailer segment in 2000.

         Interest expense decreased by $696,000 in 2001 compared to 2000. Lower average levels of debt in 2001 than in 2000 combined with a lower average interest rate in 2001 than 2000 resulted in reduced interest expense in 2001. Other income (expense) declined by $1.1 million as the result of decreased gains on sales of aircraft, including a current year write-down in the aircraft carrying value by $690,000 to reflect a decline in its estimated market value and the accrual of $302,000 in settlement of a claim related to abandoning a sales location is Statesville, North Carolina as discussed in Note 13 to consolidated financial statements.

         Loss before taxes decreased by about $500,000 in 2001 to a loss of $10.1 million compared to a loss before income taxes of $10.6 million in 2000. This decrease is due in part to lower asset impairment charges in 2001, reduced selling and administrative costs of $5.3 million and reduced interest expense of $696,000. These improvements were substantially offset by the $4.5 million in restructuring charges related to closing the Pryor, Oklahoma facility, the reduced gross margin of $8.7 million from lower sales volume and reduced gross profit percentages in both segments and a net increase in other expense by approximately $1.1 million.

A benefit from income taxes was provided at a rate of 12 percent in 2001 compared to a benefit rate of 6.9 percent in 2000. The current year rate reflects the carryback of certain of these losses, net of estimated permanent differences, to prior years for a refund of Federal taxes paid and a $1.9 million valuation provision for deferred tax assets. No benefit has been provided on the carryforward of losses on state income tax returns due to the uncertainty of realization.


2000 vs. 1999
         Sales in 2000 increased by 7.9 percent to $242.5 million from $224.8 million in 1999. This increase was due to greater volume in both the trailer and motorcoach segments of the Company's business. Trailer segment sales increased by 11.5 percent primarily as a result of greater sales of livestock trailers, car trailers and race car and specialty transporters. This increase was partially offset by reduced sales of utility trailers due to the discontinuance of a private label trailer program with Polaris Industries, Inc. There was a 3 percent price increase on certain trailer models in September, 2000, which became fully effective for new orders received after that date. Motorcoach segment sales increased by 4.0 percent, despite a decline in the last of 2000 compared to 1999. This improvement was mainly the result of increased sales of used motorcoaches. New bus conversion motorcoach sales were up about 7 percent while sales of new Vogue 5000 motorcoaches were down about 30 percent due to the discontinuance of this model in 2000.

         Gross margin in 2000 decreased by 7.8 percent to $29.7 million compared to $32.2 million in 1999. As a percentage of sales, consolidated gross profit margin was 12.2 percent in 2000 and 14.3 percent in 1999. These percentages are
2.0 percent and 1.7 percent lower than would have been previously reported in 2000 and 1999, respectively, due to a reclassification of delivery expense to cost of sales from selling expenses based on the Company's adoption of Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Revenues and Costs." The margin decrease in 2000 mainly reflects reduced margins realized on sales in the motorcoach segment. Trailer segment margins, as a percentage of sales, were less than one-half of one percent lower than 1999 as reduced aluminum costs substantially offset labor and overhead cost increases related to changes in trailer mix and efficiencies and increased delivery costs related to higher fuel costs. Motorcoach segment margins, as a percentage of sales, decreased by 4.4 percentage points due to declines in margins in both new and used coach sales as lower than expected selling prices were realized on units sold. The motorcoach margin was also adversely impacted by write-downs of $1.7 million in the carrying value of certain new and used motorcoach inventories and by cost overruns and labor inefficiencies related to new model introductions.

         Selling and administrative expenses increased by $3.9 million in 2000, and, as a percentage of sales, increased to 10.9 percent from 10.1 percent. As discussed above, these percentages are 2.0 percent and 1.7 percent lower than would have been previously reported due to the inclusion of delivery expense in cost of sales rather than selling expenses. Trailer segment expenses increased by $1.7 million (16%). This increase was primarily due in part to higher marketing costs, costs related to an increase in commissions and other personnel related costs and expanded media and show advertising for new promotional initiatives. Motorcoach segment expenses increased by $1.9 million (18%) in 2000 compared to 1999 due to increased marketing personnel and selling costs from a larger sales organization in 2000, as well as increased research and development costs related to the new Vogue 6000LX model motorcoach, which is replacing the Vogue 5000 model.

As discussed in Note 5 to the Consolidated Financial Statements, the Company recorded an asset impairment charge of $8.8 million in 2000. Of this amount, $8.3 million relates to the unamortized goodwill associated with the acquisitions of Mitchell Motorcoach Sales (Mitchell) in 1998 and Vantare International, Inc. in 1996. There was an additional write-down in the amount of $431,000 of goodwill and other long-lived assets in the trailer segment. This charge has been taken because management determined the unamortized goodwill related to these acquisitions was impaired based on an analysis of projected undiscounted cash flows and other factors.

         Interest expense increased by $1.2 million (32 percent) in 2000 over 1999 due to increased borrowings for working capital and capital expenditures as well as higher average interest rates in 2000. Interest expense related to the trailer segment decreased by about $700,000 in 2000 while interest increased in the motorcoach segment by $2.1 million. Other income decreased by $482,000 in 2000 due in part to reduced gains of $327,000 on sales of aircraft and other property in 2000 over 1999 as well as reductions in other income items.

         Income (loss) before taxes decreased by $17.0 million in 2000 over 1999, in large part due to the asset impairment charge of $8.8 million as well as increased selling and administrative expenses and interest costs with no increase in gross margin from the additional sales. After allocation of corporate selling and administrative expenses, trailer segment income before taxes increased by about $400,000 while motorcoach segment income before taxes declined by $16.7 million for the reasons discussed above. Unallocated corporate expenses (net) were $747,000 higher in 2000 than 1999 due to the lower gains on aircraft sales in 2000.

         The provision (benefit) for income taxes was a 6.9 percent benefit in 2000 compared with a 38% provision in 1999. This change was due to the non-deductible nature of the goodwill and the non-deductible asset impairment charge.


Liquidity and Capital Resources

The liquidity of the Company is measured primarily by its cash flow from operations together with amounts available to borrow on its approved lines of credit with U.S. Bank (formerly Firstar Bank Milwaukee, N.A.) and with Deutsche Financial Services Corporation (Deutsche), a wholesale financing company. During the year ended December 31, 2001, the Company's operating activities provided net cash of $4.1 million, including $4.7 million generated by a net decrease in current operating items. This cash, net of amounts used for capital expenditures and net non-line of credit debt reduction, was used to decrease amounts borrowed on the Company's lines of credit. At December 31, 2001 the Company had approximately $4.6 million available to borrow on its credit lines compared to $8.1 million at December 31, 2000.

In early 2002, this credit availability improved by approximately $5.7 million. The Company received $4.2 million of additional cash and also was granted a $1.5 million temporary special advance by U.S. Bank, as discussed further below. Specifically, in January 2002 the Company received $1.5 million from a private corporate investor in the form of convertible subordinated debt. This debt is due in full on December 31, 2002 or may be converted into common stock at the option of the lender at the daily average closing market price during the period from April 20, 2002 until October 31, 2002. In February 2002, the Company filed its Federal income tax return for the 2001 fiscal year and received a tax refund of approximately $2.8 million.

The Company has two external lines of credit to supplement its internally generated cash flow. It has a revolving loan agreement with its primary lender, U.S. Bank, which currently expires April 30, 2002 (accelerated from September 2002 by Standstill Agreement described below) and provides a working capital line of credit equal to the lesser of $17.0 million (reduced from $25 million in September 2001) or a defined percentage of eligible receivables (85%) and inventories (67.5%-reduced from 70% in September 2001). At December 31, 2001, $9.6 million was available to borrow under this line and $7.2 million was outstanding. There were also $3.1 million of outstanding checks written on the Company's controlled disbursement account at U. S. Bank, which will be covered by advances on the credit line as they are presented for payment. The Company also has a wholesale finance agreement with Deutsche that provides up to $30 million in financing for new and used motorcoaches held in inventory. At December 31, 2001, $29.2 million was available to borrow under this agreement and $26.9 million was outstanding.

These credit facilities are subject to continued compliance with certain covenants, including the following: maintenance of debt to tangible net worth ratio of 4.5:1; achievement of minimum annual earnings before interest, taxes, depreciation and amortization (EBIDTA) of $10 million; achievement of a minimum defined fixed charge coverage ratio ranging from no requirement in the first quarter of 2001 to 1.0:1 in the second quarter to 1.3:1 in the third and fourth quarters, with an annual requirement for 2001 of 1.0:1; and maintenance of a ratio of current tangible assets to current liabilities of 1.5:1 beginning June 30, 2001. In addition, the Company's mortgage debt with First Union National Bank requires the Company to maintain minimum defined funds flow coverage based on the past four quarters of 1.3 to 1. Failure to comply with these covenants constitutes an event of default under each facility, and the existence of a default under any of the facilities results in a cross-default under the other facilities.

At December 31, 2001, the Company was not in compliance with any of these covenants. Following is a summary of actions in progress to obtain waivers of these defaults and to amend the existing agreements for 2002 and thereafter:

1. On January 31, 2002, the Company signed a Standstill Agreement with U.S. Bank that waived the covenant defaults at December 31, 2001 and until April 30, 2002, when all amounts owed on the line of credit and term notes ($12.5 million at December 31, 2001) must be paid in full. It also provided the Company with a special advance of $1.5 million as of January 31, 2002, repayable in $500,000 monthly installments beginning February 28, 2002 when the first payment was made and is subject to the attainment of certain monthly income before taxes goals during the standstill period. This agreement was also contingent upon the Company receiving $1.5 million in new capital by January 31. As discussed above, this goal was achieved. In February 2002, U.S. Bank also presented the Company with a proposal that would extend the existing credit agreement for three years, increase the aggregate availability on the overall credit facility by up to $2.7 million and provide a $2.0 million capital expenditure credit facility. It is expected that this proposal, if approved after the bank has fully completed its review and due diligence, would be in place by April 30, 2002. The financial covenants related to this proposal have not yet been defined.

2. In March 2002, Deutsche presented the Company with a two year proposal which would waive the financial covenant defaults at December 31, 2001 and amend the agreement to reduce the existing credit line from $30 million to $25 million. It would also reduce the advance rates on eligible new motorcoaches from 100 percent of cost to 90 percent and would establish a formula based line of credit of 70 percent of cost for eligible used units. The proposed financial covenants for 2002 are as follows: maintain a minimum tangible current ratio of 1.15 through June 30, 2002 and 1.2 thereafter; maintain a minimum tangible net worth of $13 million through June 30, 2002 and $15 million thereafter; maintain a ratio of debt to tangible net worth not to exceed 6 to 1 through June 30, 2002 and 5 to 1 thereafter; and achieve profitable operating results in each month and 80 percent of projected quarterly profitability in 2002.

3. In October 2001, the Company entered into a Forbearance and Loan Modification Agreement with First Union National Bank to waive the financial covenant defaults until March 30, 2002 when the full amount of the unpaid balance in the amount of approximately $3.8 million plus a related interest rate swap with a market value loss of approximately $142,000 would become due. On April 1, 2002, the Forbearance Agreement was modified to extend the forbearance period to June 28, 2002. The Company is still pursuing a lender to refinance this amount and a proposal for the sale and lease back of this facility. There is no assurance this refinancing will be obtained.

4. In November 2001, the Company announced it had retained an investment banking firm to enable it to pursue various strategic financing alternatives, including obtaining additional long-term capital to finance the Company or the possible sale of the motorcoach division. If the financing proposals described above are successful, the Company will indefinitely suspend the motorcoach division sale.

During 2001, many of the Company's trade accounts payable were past due, and certain of its vendors currently required cash payment upon delivery of materials and supplies. In an effort to restructure its trade debt, the Company proposed a Trade Creditor Repayment Plan (Plan) to trade creditors of its Trailer Division with balances outstanding as of November 15, 2001. Each trade creditor was given the opportunity to choose one of four options ranging from payment in full in equal quarterly installments over a period of three years to discounting the payable in varying percentages in exchange for payment within a shorter period of time. This Plan was approved by a majority of creditors, requiring the Company to pay amounts outstanding of approximately $7.5 million according to the payment option chosen by each creditor, with $3.3 million due in 2002, $2.2 million in 2003 and $2.0 million in 2004. The first installment under this Plan was paid on January 31, 2002. There is generally no required interest payments or service charges in connection with this arrangement. Vendors under this Plan have been continuing to supply the Company with materials; however, they frequently require prepayments at the time of order or payment on delivery of the materials. The Company expects these vendors to begin extending more normal credit terms again as they receive payments under the Plan.

The Company's liquidity is generally reflected by a number of key indicators. The Company's ratio of current assets to current liabilities was 1.02 to 1 at December 31, 2001, compared with a ratio at December 31, 2000 of 1.43 to 1. This decrease is primarily due to the inclusion of the U.S. Bank term notes and First Union mortgage notes in current liabilities in 2001 due to defaults on loan covenants related to these facilities as discussed above. The ratio of total debt to shareholders' investment increased to 3.13 to 1 at December 31, 2001 from 2.37 to 1 at December 31, 2000. During the year ended December 31, 2001, total debt declined by almost $9.6 million as debt was reduced with cash provided from operating activities, including liquidation of inventory. However, this improvement was offset by a decrease of $8.8 million in shareholders' investment due to the net loss in 2001.

The factors described above raise doubt about the Company's ability to continue as a going concern. No assurance can be provided that the Company will be successful in its efforts to obtain the waivers and amendments described above. Until such waivers or amendments are obtained, U.S. Bank, Deutsche and First Union each have the right to declare amounts outstanding under their facility immediately due and payable, the right to proceed against the Company's assets, and rights to exercise other remedies.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. U.S. Bank and Deutsche have continued to permit the Company to draw available capital under their respective revolving financing arrangements with the Company.

Following is a discussion of the principal components of the Company's cash flow for the year ended December 31, 2001, as reflected in the consolidated statements of cash flows:

Operating activities provided net cash of $4.1 million. The Company's net loss of $8.8 million was reduced by adjustments for depreciation and amortization of $2.3 million, non-cash restructuring charges of $3.4 million and by other non-cash items in an aggregate net amount of $2.5 million. Net changes in receivables, inventories and other current assets provided cash of $17.9 million. Refundable income taxes of $2.8 million reduced cash provided from operations in 2001 but this amount was received in the first quarter of 2002. Substantially all of the remainder of this change resulted from decreased inventories, in large part related to the motorcoach segment, where the number of units in inventory were reduced and as a result work in process inventory decreased by $8.7 million, new motorcoach inventory decreased by $3.4 million and used motorcoach inventory decreased by $2.8 million. Net decreases in accounts payable, customer deposits and other current liabilities used cash of $13.2 million. These changes include, among other items: a decrease of $8.3 million in motorcoach shell payables due to a decrease in the number of bus shells held; a decrease of $4.2 million in accounts payable as $7.5 million was covered by the trade creditor repayment plan as described above and was partially offset by an increase in accounts payable of $3.3 million due to a slowdown in payments to vendors and a reduction of $169,000 in accrued liabilities. Customer deposits decreased by $874,000 as deposits received on pending sales of trailers and motorcoaches in prior periods were applied to sales completed in the current period.

Increased expenditures for working capital items may be required to support production levels in excess of sales from time to time. To maintain a level production schedule, production may begin on coaches before an order has been received from a specific buyer. As of December 31, 2001, approximately 84 percent of the coaches in production and to be completed over the next four months have not been sold to specific customers. While it is the Company's expectation that substantially all of these motorcoaches will be sold to specific customers before production is completed, or shortly thereafter, there is no assurance this will occur. Accordingly, this could further impact the liquidity of the Company.

The shell manufacturer has financed a number of motorcoach shells acquired by the Company for a four-month period that approximates the time normally required to perform the conversion process. Payment is required for these shells at the time the shell is sold or at the end of the defined period, whichever occurs sooner. The manufacturer has the right to demand payment or to repossess shells at that time. At December 31, 2001, $7.5 million was owed to the shell manufacturer, a reduction of $8.3 million since December 31, 2000. There were no expired consignment contracts at December 31, 2001.

The Company's net capital expenditures for plant and equipment were $232,000 in 2001. There were no aircraft sales or purchases during 2001. The Company collected sales proceeds of $312,000 during 2001 for sales of used vehicles and equipment. On September 20, 2001 U.S. Bank terminated the availability of capital expenditure financing under a Capital Expenditure Term Note. However, as discussed above, the bank has proposed a $2.0 million capital expenditure credit line for 2002. The Company has also made a commitment to the City of Cresco, Iowa to construct a hangar facility at a cost of $300,000 as part of an airport expansion project, which has been delayed indefinitely.

The Company leases certain office and production facilities under various leases that expire at varying dates through fiscal year 2011. Minimum lease payments for 2002 total $877,000. In addition, the Company accrued as a restructuring charge liability at December 31, 2001, $400,000 of estimated rent to be paid on the Pryor facility in 2002 until it is subleased. In 2001, the Company decided not to lease a new sales and service center in North Carolina but will pay $302,000 in monthly installments over a three year period to Clement Properties, an entity owned by certain of the majority shareholders of the Company for costs incurred related to the acquisition and development of land related to this project.

The Company's financing activities in 2001 used net cash of $4.0 million, including $9.6 million for reductions in line of credit borrowing and other long-term debt payments and $1.8 million to fund a net reduction in checks issued not yet presented for payment. These cash usages were partially offset by the establishment of the trade creditor repayment plan of $7.5 million as discussed above.

As discussed in Note 10 to the consolidated financial statements, the Company is contingently liable under certain dealer floor plan arrangements. These arrangements relate to inventory financing provided to Featherlite dealers by financial institutions. The Company would be required to repurchase inventory if it is repossessed by the financial institution and is in saleable condition. No reserve has been provided for this contingency because the aggregate amount of such repurchases has historically been less than one percent of sales and repossessed inventory has been resold to other dealers without a loss. These contingent liabilities total approximately $9.3 million at December 31, 2001. Also, the Company is partially self-insured for a portion of certain health benefit and workers' compensation insurance claims. For health claims there is an annual stop loss limit of $100,000 per claim but no aggregate loss limit. For workers compensation claims, there is a $250,000 per occurrence limit and an aggregate limit of $1.9 million. At December 31, 2001, $2.0 million was accrued for estimated unpaid health benefit and workers compensation claims. The Company has obtained an irrevocable standby letter of credit in the amount of $2.3 million in favor of the workers' compensation claim administrators to guarantee payment of claims.

Assuming a favorable outcome to actions outlined above for improving the Company's liquidity and a continued improvement in the national economy, the Company believes that its current cash balances, cash flow generated from operations and available borrowing capacity will be sufficient to fund continued operations and capital requirements consistent with past levels for the next twelve months. As described above, the Company has proposals from two of its major lenders to continue funding in 2002 and beyond and is seeking a lender to refinance the mortgage on the Sanford facility. No assurance can be provided that the proposals will be approved in the form described above or at all or that funding will be obtained to refinance the Sanford facility mortgage. Until such waivers or amendments are obtained, US Bank, Deutsche and First Union each have the right to declare amounts outstanding under its facility immediately due and payable, the right to proceed against the Company's assets, and rights to exercise other remedies. Management cannot provide assurance that the Company's cash flow from operations will be sufficient to meet its obligations as they become due. If these efforts are not successful or if there is a deficiency in the cash projected to fund future operations beyond the next 12 months, the Company may be required to seek other funding sources.

For the foreseeable future, the Company does not plan to pay dividends but instead will follow the policy of reinvesting any earnings in order to finance the expansion and development of its business. The Company is a party to certain loan agreements that prohibit the payment of dividends without the lender's consent.

Qualitative and Quantitative Disclosures Regarding Market Risk

The Company is exposed to market risks related to changes in the cost of aluminum. Aluminum is a commodity that is traded daily on the commodity markets and fluctuates in price. The average Midwest delivered cash price per pound for ingot aluminum during the three years ended December 31, 2001, as reported to the Company by its suppliers was $0.69, $0.75 in 2000, and $0.66 in 1999. The Company's cost of aluminum varies from these market prices due to vendor processing charges, timing of purchases, and contractual commitments with suppliers for specific prices and other factors. The Company has obtained commitments from suppliers to provide, at an agreed upon fixed price, about 50 percent of its anticipated requirements for 2002 which reduces a portion of the risk of aluminum cost fluctuations for the year. If the Company is unable to obtain such commitments from suppliers or otherwise reduce the price risk related to the balance of the purchases to meet its requirements in 2002 and in the years beyond 2002, this could have an adverse impact on the Company's operating results if the cost of aluminum increases significantly above levels in 2001.

The Company is exposed to market risks related to changes in U.S and international interest rates. Substantially all of the Company's debt bears interest at a variable rate. To a limited extent, the Company manages its interest rate risk through the use of interest rate swaps. At December 31, 2001, the fair value of the interest rate swap with a notional amount of $4.0 million was a loss of approximately $142,000. This swap will be terminated on June 28, 2002 when the mortgage with First Union National Bank must be paid in full. An interest rate increase by one percentage point would reduce the Company's future annual net income by approximately $300,000 at current debt levels.

Forward-looking Information and Risks

Certain statements in this report, and in the Company's Form 10-K and other filings with the SEC, are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. The words "believe," "estimate," "expect," "intend," "may," "could," "will," "plan," "anticipate'" and similar words and expressions are intended to identify forward-looking statements. These statements speak only as of the date of this quarterly report, are based on current expectations, are inherently uncertain, are subject to risks, and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as the result of many factors, including but not limited to: product demand and acceptance of products in each segment of the Company's markets, fluctuations in the price of aluminum, competition, facilities utilization, the availability of additional capital required to improve the Company's net liquidity deficiency and certain other unanticipated events and conditions. It is not possible to foresee or identify all such factors. The Company makes no commitment to update any forward-looking statement or to disclose any facts, events, or circumstances after the date hereof that may affect the accuracy of any forward-looking statement, other than as required by law.

The Company is cautiously optimistic concerning sales in 2002. While there was a noticeable slowdown in sales in the fourth quarter of 2001 after the tragic events of September 11, sales of both trailers and motorcoaches have been much stronger in the early part of 2002. New order backlog for trailers of $12.8 million at December 31, 2001 was below the backlog level of $14.8 million at December 31, 2000; but by February 28, 2002 the trailer order backlog level of $17.1 million surpassed the level of $11.6 million at February 28, 2001. At December 31, 2001, order backlog for motorcoaches was $3.1 million compared to $15.9 million at December 31, 2000. The motorcoach backlog was $2.8 million at February 28, 2002. With an encouraging start in 2002 and aggressive measures in place to promote sales, management is hopeful that sales will continue to increase as national economic business conditions improve. There is continuing focus by the Company on the sales and marketing related activities that have been effective in increasing sales in the past but there is no assurance they will be successful in increasing order levels to maintain or exceed last year's sales volume.

Actions were taken in 2001 to consolidate certain production facilities, to reduce staffing levels and control other costs until the present economic trends become more favorable. The Company believes these actions combined with efficiency improvements will be reflected in improved gross profit margins as a percentage of sales in 2002 in both segments of its business. Efforts will continue to control selling and administrative expenses, both in total and as a percentage of sales. Average debt levels may continue to decrease if the Company is successful in its efforts to further reduce motorcoach new and used inventory levels. However, these decreases could be partially offset by increased borrowing for capital improvements and working capital needs if sales activity continues to improve.

The Company believes its name recognition and close affiliation with the motorsports industry will continue to have a positive impact on its sales of specialty trailers, transporters and luxury motorcoaches. With more than 75 percent of its revenue from end users in motorsports and leisure and entertainment categories, which also includes horse trailers, and with its strong position in the livestock trailer market, the Company believes it is strategically well-positioned to continue to benefit from these markets. The Company introduced 60 new and enhanced models of trailers in 2001 and will continue to add new models in 2002.

The Company's future operating results are subject to a number of risks, including the following:

   1. The Company has made increased use of leverage and incurred greater interest and related expenses in each of the three years ended December 31, 2001. Increased debt has been incurred in connection with financing operations and facilities expansions at the Motorcoach Division as well as financing its increased working capital requirements. As described above, the Company is not in compliance with any loan covenants relating to its outstanding debt at December 31, 2001. If the Company is unable to obtain waivers of these covenant defaults and secure sufficient additional financing to fund its liquidity shortfalls, the Company's business will be materially adversely affected.

   2. There is a risk related to losing a major supplier of aluminum. In the past this risk has been relatively nominal as there have been alternate sources of supply. In recent years, the number of alternate sources of supply has been reduced due to mergers within the aluminum industry. Also, additional time may be required to replace an extruded aluminum supplier due to the fact that dies are required and would have to be made. The Company routinely tries to keep at least three suppliers of each shape so it has a backup supplier if necessary. The Company now relies on 6 to 8 vendors to meet its aluminum needs but believes there are additional vendors which could meet its requirements if necessary.

   3. There is a risk related to the loss or interruption in the supply of bus conversion shells from the Company's sole supplier of these shells. The Company purchases all of its bus conversion shells from Prevost Car Company located in Canada. Although the Company has insurance to cover certain losses it may sustain due to fire or other catastrophe at Prevost's plant, the Company may not be able to obtain conversion shells from another manufacturer on favorable terms or at all.

   4. The Company uses one subcontractor to provide paint and graphic design work to meet customer specifications on certain custom trailers and specialty transporters. There is a risk to the timely delivery of these trailers in the event of an unforeseen interruption in the subcontractor's ability to provide these services or if the customer delays providing the specifications to the subcontractor.

   5. The Company has available finished inventory in two discontinued models. Write-downs were taken to reduce the carrying value of this inventory to estimated realizable value. There is a risk that the sale of this inventory will not realize normal margins.

   6. The Company builds a significant number of luxury motorcoaches on a speculative basis. While it is the Company's expectation that substantially all of these motorcoaches will be sold to specific customers before production is completed, or shortly thereafter, there is no assurance this will occur. Failure to sell these motorcoaches on a timely basis at prevailing prices could further decrease the liquidity of the Company.

   7. The Company takes trade-ins on both new and used motorcoach sales. These trade-in units are marketed on a retail basis to other customers. In the fourth quarter of 2001, the Company experienced a significant decline in the market value of trade-in units and wrotedown the carrying value of the used inventory by $2.5 million in order to facilitate their sale. There is a risk that additional write-downs of this inventory will occur if these trade-in units are not sold at current selling prices, which could adversely impact the Company's future operating results.

   8. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. However, the accompanying Report of Independent Public Accountants states that the Company is unable to ascertain whether it will have sufficient liquidity available under its existing lines of credit to fund operations or whether the Company will meet various covenant requirements contained in its financing agreements. These matters raised substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

   9. In 2001, the Company was notified by The Nasdaq Stock Market, Inc. (Nasdaq) that its common stock had failed to maintain the minimum market value of public float required for continued listing on the Nasdaq National Market. In August 2001, the Company transferred to The Nasdaq Smallcap Market. Nasdaq has also expressed concern that the Company may not be able to sustain compliance with the continued listing requirements of The Nasdaq Stock Market because of the "going concern" opinion expressed in the Report of Independent Accountants on the Company's December 31, 2001 and 2000 consolidated financial statements. There is no assurance the Company will be able to satisfy Nasdaq regarding its ability to meet these continued listing requirements, and the Company's common stock may be delisted from Nasdaq.

Critical Accounting Policies

Inventories: Inventories are stated at the lower of cost, as determined on a first-in, first-out (FIFO) basis, or market and includes materials, labor and overhead costs. Raw materials consist of the cost of materials required to produce trailers and complete motorcoach conversions and to support parts sales and service. Work in process consists of costs related to materials, bus conversion shells, labor and overhead related to the production process.

In 2001 and 2000, the Company evaluated the carrying value of its motorcoach inventories and recorded total charges of $3.0 and $1.7 million, respectively, to cost of sales to reduce the carrying cost of this inventory to its estimated market value. This write-down in 2001 was required as a result of a substantial decrease in the market value of used motorcoaches in light of the reduced demand and a general downturn in the motorcoach market, particularly following the events of September 11.

Revenue Recognition: The Company recognizes revenue from the sale of trailers and motorcoaches when title and risks of ownership are transferred to the customer, which generally is upon shipment or customer pick-up. A customer may be invoiced for and receive title prior to taking physical possession when the customer has made a fixed, written commitment to purchase, the trailer or motorcoach has been completed and is available for pick-up or delivery, and the customer has requested the Company to hold the trailer or motorcoach until the customer determines the most economical means of taking physical possession. Upon such a request, the Company has no further obligation except to segregate the trailer or motorcoach, issue its Manufacturer's Statement of Origin, invoice the customer under normal billing and credit terms and hold the trailer or motorcoach for a short period of time as is customary in the industry, until pick-up or delivery. Products are built to customer specification and no rights of return or exchange privileges are granted. Accordingly, no provision for sales allowances or returns is recorded.

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

Despite initiatives taken early in 2000 to change the management of the Luxury Coach Division and introduce programs to improve production efficiency and reduce and control production and selling costs, a downturn in the market for new and used bus conversion motorcoaches has resulted in a continuing loss of sales and profitability in this segment of the business. Increased interest rates, higher fuel costs and stock market volatility are believed to be major factors contributing to this decrease which began in the third quarter of 2000 when sales declined 25 percent from the same period in 1999 and continued into the fourth quarter. These factors have contributed to reduced demand for both new and used motorcoach units and lower than expected selling prices. Consequently, in the fourth quarter of 2000, the Company determined that unamortized goodwill in the amount of $8.3 million associated with the acquisitions of Vogue in 1998 and Vantare in 1996 was impaired, and wrote it off.

The write-off of the goodwill was based on an analysis of projected undiscounted cash flows, which were no longer deemed adequate to support the goodwill associated with these businesses. Impairment reviews of the long-lived assets of certain business units in the trailer segment also resulted in the write-down of goodwill and other long lived assets by $431,000. These write-downs were based on projected cash flows that were not adequate to support goodwill associated with an acquired business and the reduction of the net book value of related land and buildings to an amount deemed realizable based on previous experience. As management executed its plan to rationalize motorcoach and trailer production between facilities, other costs were incurred in the first and second quarters of 2001 and were expensed at that time.

New Accounting Pronouncements

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS No. 144 supersedes previous guidance for financial accounting and reporting for the impairment or disposal of long-lived assets and for segments of a business to be disposed of. SFAS No. 144 is effective for the Company beginning on January 1, 2002. Adoption of the statement is not expected to have a material impact.